EXHIBIT 2.1

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY “[***]”, HAS BEEN OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

SHARE SALE AGREEMENT

by and among

STEREOTAXIS, INC.

and

The shareholders of ROBOCATH listed in Exhibit A

and

ROBOCATH, as Company

and

PHILIPPE BENCTEUX, as Manager

DATED AS OF April 14th, 2026

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

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SHARE SALE AGREEMENT

SHARE SALE AGREEMENT, dated as of April 14th, 2026 (the “Agreement”), by and among (i) Stereotaxis, Inc., a Delaware corporation (“Purchaser”), (ii) the shareholders of Company (as defined below) set out in Exhibit A (each, a “Seller” and, collectively, the “Sellers”), (iii) Robocath, a French société par actions simplifiée, with a registered office located at 19 rue Marie Curie, 76000 Rouen, registered under number 515 353 316 at the Rouen Trade and Companies Register (“Company”), (iv) the Manager. Purchaser, Company, Sellers (including any third party adhering to the Agreement in such capacity) and the Manager are acting severally and not jointly for the purpose of this Agreement and referred to in this Agreement collectively as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined in this Agreement have the meanings given to them in Appendix A hereto.

WHEREAS, on the date hereof, the Company has [***] issued and outstanding Company shares, [***] BSPCE (bons de souscription de parts de créateur d’entreprise), [***] BSA Ratchet, [***] BSA EIB as set forth in the capitalization table of Company attached as Exhibit B. Immediately prior to the Closing, upon completion of the Equity Pre-Closing Transactions, Company will have [***] issued and outstanding Company shares and a number of Series D2 Shares to be determined entitling its holder to receive [***]% (or any other percentage agreed between the EIB and the Sellers in accordance with the last paragraph of the “Earn-Out Entitlement and EIB liquidation preference and carve out” of the EIB Term Sheet as set forth in Exhibit 7.2(e)) of the Upfront Stock Consideration (the “Shares”) and [***] BSA EIB (together with the Shares, the “Sold Securities”) which (i) are held by the Sellers as set forth in the capitalization table of Company attached as Exhibit B hereto (the “Company Capitalization Table”), and (ii) represent 100% of the share capital and voting power of Company (on a fully-diluted basis) at Closing.

WHEREAS, Purchaser wishes to acquire from Sellers and Sellers wish to sell to Purchaser, all of the Sold Securities held by Sellers, upon the terms and conditions set forth herein,

WHEREAS, on 30 March 2026, the Company has completed the information and consultation of its Social Economic Committee (Comité Social et Economique).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

PURCHASE AND SALE

Section 1.1. Purchase and Sale of Sold Securities.

Subject to the terms and conditions set forth in this Agreement, at the Closing, each Seller, with regards to its respective Sold Securities, will sell, assign, transfer, convey, and deliver to Purchaser, and Purchaser will purchase, acquire, and accept from the Sellers, all right, title and interest in and to the Sold Securities, free and clear of all Encumbrances.

Section 1.2. Total Consideration.

(a) Purchase Price. The aggregate consideration to be paid by Purchaser to Sellers for the purchase of the Sold Securities (the “Purchase Price”) will be: (i) the Upfront Stock Consideration; plus (ii) the Regulatory Milestone Consideration, if any; plus (iii) the Commercial Milestones Consideration, if any. The Purchase Price may amount to a total value of up to $45,000,000. The allocation of the Purchase Price payable under this Agreement is made based on the Consideration Allocation Spreadsheet provided by the Sellers Representatives in Section 2.2(b), under the sole and exclusive responsibility of the Sellers, and Purchaser will incur no liability whatsoever with respect thereto. Sellers shall indemnify and hold harmless Purchaser from and against any and all claims, liabilities, losses, damages, costs, and expenses (including reasonable attorneys’ fees) arising out of or relating to any disputes among Sellers regarding the allocation or distribution of the Purchase Price.

(b) Payment. Payment of the Purchase Price will be made in cash and/or Purchaser Common Stock under the terms of this Agreement. Notwithstanding anything to the contrary in this Agreement, EIB, and any Affiliate thereof that has acquired or holds securities issued by Robocath, including any trust or fiduciary arrangement holding such securities on behalf of any of the foregoing, may, by written notice to Purchaser, no later than five (5) Business Days prior to the applicable issuance date, elect to have that all or portion of the Purchaser Common Stock otherwise issuable to the Sellers pursuant to this Agreement (whether as Upfront Stock Consideration, Regulatory Milestone Consideration, or Commercial Milestones Consideration) instead be issued in the form of warrants to purchase Purchaser Common Stock (the “Purchaser Warrants”). Each Purchaser Warrant shall (i) entitle the holder thereof to acquire one share of Purchaser Common Stock, (ii) have an exercise price equal to the par value of the Purchaser Common Stock, (iii) be exercisable at any time from the date of issuance until the 5th anniversary as from the date of payment. The Purchaser Warrants shall be issued pursuant to the terms attached as Exhibit 1.2(b). For purposes of this Agreement, any reference to the issuance of Purchaser Common Stock shall, to the extent the Sellers Representatives have made such election, be deemed to refer to the issuance of Purchaser Warrants, and the number of Purchaser Warrants to be issued shall be determined on the same basis as the number of shares of Purchaser Common Stock that would otherwise have been issuable. The shares of Purchaser Common Stock issuable upon exercise of the Purchaser Warrants (but not the Purchaser Warrants) shall be deemed “Registrable Securities” for purposes of Section 6.10. Purchaser shall maintain a written record of the aggregate number of shares of Purchaser Common Stock issued or issuable pursuant to this Agreement, whether issued as Upfront Stock Consideration Regulatory Milestone Consideration or Commercial Milestone Consideration (the “Share Issuance Ledger”). Purchaser shall not be obligated to issue an aggregate number of shares of Purchaser Common Stock (including any Purchaser Common Stock issuable upon exercise of any Purchaser Warrants) under this Agreement in excess of the Share Cap without obtaining any required stockholder approval under the rules of NYSE American.

(c) Sellers Transaction Expenses. The Sellers shall bear all Sellers Transaction Expenses. At the Closing (and, as the case may be, on each payment date of Earnout Consideration), the Purchaser shall, on behalf of the Sellers and in discharge of the Sellers’ obligation to pay the Sellers Transaction Expenses, pay or cause to be paid the Sellers Transaction Expenses directly to the relevant service providers, to their respective bank accounts as set forth in the Consideration Allocation Spreadsheet, by wire transfer of immediately available funds provided that (i) the Purchaser has received, at least five (5) Business Days prior to each payment date, a detailed estimate of such Sellers Transaction Expenses and that (ii) the Sellers Transaction Expenses to be paid by the Purchaser pursuant to this Section shall be capped at the Estimated Upfront Consideration (and with respect to payment to be done immediately prior to each payment of Earnout Consideration, at the relevant Earnout Consideration) and the Sellers Transaction Expenses that may be paid, pursuant to this Section, in cash, shall be capped at Closing at EUR [***], and the Sellers Transaction Expenses that may be paid, pursuant to this Section, on each payment date of Earnout Consideration, shall be capped at [***]% of each Earnout Consideration. The amounts so paid by the Purchaser on behalf of the Sellers shall reduce, on a dollar-for-dollar basis, the Upfront Stock Consideration, payable to the Sellers in accordance with the Consideration Allocation Spreadsheet. For the avoidance of doubt, (i) the payment by the Purchaser of the Sellers Transaction Expenses pursuant to this Section 1.2(c) shall constitute a payment on behalf of, and for the account of, the Sellers out of the Purchase Price and shall not give rise to any additional obligation of the Purchaser and (ii) any Sellers Transaction Expenses not paid by Purchaser on the Sellers’ behalf pursuant to this Section 1.2(c) shall remain the sole obligation of the Sellers. By exception, subject to the caps referred to above, Agile Capital Markets shall receive its payment at Closing (and, as the case may be, on each payment date of Earnout Consideration) in Purchaser Common Stock, with the value thereof determined in an identical fashion to the Upfront Stock Consideration, it being specified that Agile Capital Markets shall provide reasonable and customary representations under applicable U.S. and non-U.S. securities law, satisfactory to Purchaser in its sole discretion.

(d) Escrow. Purchaser shall, on behalf of the Sellers, deposit an amount of $75,000 into an escrow account held with the CARPA (the “Escrow Amount”), the details of which shall be provided to the Purchaser at least five (5) Business Days prior to the Closing Date. The Sellers agree that the Escrow Amount shall be placed at the disposal of the Sellers Representatives in connection with the performance of their duties as Sellers Representatives, who shall have the authority to instruct the release of all or any part of the Escrow Amount for the purpose of paying external service providers, including legal counsels and accountants. The amounts so paid by the Purchaser on behalf of the Sellers shall reduce, on a dollar-for-dollar basis, the Upfront Stock Consideration payable to the Sellers in accordance with the Consideration Allocation Spreadsheet. For the avoidance of doubt, the payment by the Purchaser of the Escrow Amount pursuant to this Section 1.2(d) shall constitute a payment on behalf of, and for the account of, the Sellers out of the Purchase Price and shall not give rise to any additional obligation of the Purchaser.

(e) Delisting of the Purchaser. In the event that, on the date any payment due by the Purchaser shall be made pursuant to this Agreement, the Purchaser Common Stock is no longer listed on a nationally recognized securities exchange, or a delisting is pending (but certain to occur), such payment shall be made exclusively in cash. Notwithstanding the foregoing, the Purchaser shall be entitled to make such payment in Purchaser Common Stock if, at the time of payment, the Purchaser Common Stock is listed on a public over-the-counter market and the average daily trading volume of the Purchaser Common Stock over the three (3)-month period immediately preceding the applicable payment date equals or exceeds 0.4% of the total number of issued and outstanding shares of Purchaser Common Stock as of such date.

Section 1.3. Upfront Stock Consideration.

(a) The “Upfront Stock Consideration” means newly issued Purchaser Common Stock with a value corresponding to the Estimated Upfront Consideration adjusted in accordance with Section 1.4, as the case may be, based upon the average of the closing per share price of Purchaser Common Stock for each of the twenty (20) trading days ending on the second (2nd) Business Day prior to the date of this Agreement, but in any circumstance no less than an absolute minimum floor value of $2.00 per Share of Purchaser Common Stock, in each case rounded down to the nearest whole share.

(b) Pre-Closing Statement. No later than ten (10) Business Days before the Closing Date, the Company will prepare and the Sellers Representatives will deliver to Purchaser a written notice (the “Pre-Closing Statement”) containing (i) an estimated consolidated balance sheet of the Company as of the Closing Date, calculated in accordance with GAAP and (ii) Company’s good faith estimation of (x) the “Working Capital” (as defined and calculated in Appendix A) of the Company as of the Closing Date (such amount, the “Estimated Closing Working Capital”), (y) the Indebtedness (as defined and calculated in Appendix A) of the Company as of the Closing Date (such amount, the “Estimated Closing Indebtedness”), and therefore (z) the Estimated Upfront Consideration. Purchaser shall have the right to review and approve the Pre-Closing Statement, and if Purchaser objects to any aspect of the Pre-Closing Statement within five (5) Business Days of receipt, the Purchaser and the Sellers Representatives shall negotiate in good faith to resolve such objections prior to Closing. The Company will make available to the Purchaser all relevant books, records and other supporting information reasonably required for Purchaser’s review of the Pre-Closing Statement. The Company will deliver to Purchaser at least five (5) Business Days before the Closing Date, (i) true and correct copies of all invoices of third-party service providers relating to Sellers Transaction Expenses to be paid at the Closing (ii) the allocation of the Upfront Stock Consideration among Sellers.

Section 1.4. Upfront Stock Consideration Adjustment.

(a) General. The Estimated Upfront Consideration will be subject to adjustment in accordance with this Section 1.4.

(b) Preparation of Closing Balance Sheet and Closing Working Capital Amount. As promptly as practicable, but not later than one hundred and twenty (120) days after the Closing Date, or such later date as Purchaser and Sellers Representatives agree in writing, Purchaser shall prepare and deliver to the Sellers Representatives a written notice (the “Closing Adjustment Notice”) containing (i) a consolidated balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”), calculated in accordance with French GAAP; (ii) Purchaser’s calculation of the Working Capital of the Company as of the Closing Date (as defined and calculated in Appendix A) (such amount, the “Closing Working Capital Amount”); and (iii) Purchaser’s calculation of Closing Date Indebtedness (as defined and calculated in Appendix A). Together with the Closing Adjustment Notice, Purchaser shall provide the Sellers Representatives with reasonable supporting documentation, including the Purchaser’s financial statements as disclosed to the Securities and Exchange Commission and the calculation workpapers used in the preparation thereof. The Sellers Representatives will have a period of forty-five (45) days (the “Review Period”) following delivery of the Closing Adjustment Notice to review the Closing Balance Sheet, the Closing Working Capital Amount, the Closing Date Indebtedness set forth in the Closing Adjustment Notice. The Sellers Representatives and their accountants may make inquiries to, and receive supporting documentation from, Purchaser, the Company, and their respective accountants and employees regarding questions concerning, or disagreements with, the Closing Balance Sheet, the Closing Working Capital Amount and/or the Closing Date Indebtedness set forth in the Closing Adjustment Notice, arising in the course of their review thereof, provided that such inquiries do not unreasonably interfere with the operations of Purchaser or the Company, and Purchaser shall use, and shall cause the Company to use, Commercially Reasonable Efforts to cause any such accountants and employees to cooperate with and respond to such inquiries as promptly as practicable.

(c) Acceptance by Sellers. If (i) at any time during the Review Period, the Sellers Representatives notify Purchaser in writing of their acceptance of Purchaser’s estimate of the Closing Working Capital Amount, or Closing Date Indebtedness, set forth in the Closing Adjustment Notice, or (ii) the Sellers Representatives fail to deliver a timely Objection Notice in accordance with Section 1.4(d), then such Closing Working Capital Amount and/or the Closing Date Indebtedness, as the case may be, as indicated in the Closing Adjustment Notice will be deemed to have been accepted and approved by the Sellers, will be final, binding and conclusive and will be deemed to be the “Final Closing Working Capital Amount” and/or final amounts of the Closing Date Indebtedness, as the case may be, for purposes of this Agreement.

(d) If the Sellers Representatives disagree with Purchaser’s Closing Balance Sheet, Purchaser’s calculation of the Closing Working Capital Amount or of the Closing Date Indebtedness, or the unpaid Sellers Transaction Expenses, as the case may be, set forth in the Closing Adjustment Notice, then prior to the expiration of the Review Period, the Sellers Representatives may deliver a notice to Purchaser disagreeing with such specific calculation and setting forth Sellers’ objection(s) to Purchaser’s calculation of the Closing Balance Sheet, the Closing Working Capital Amount and/or amounts of the Closing Date Indebtedness, as the case may be (an “Objection Notice”). The Objection Notice must specify, (i) in reasonable detail, those items or amounts as to which the Sellers Representatives disagree and the reason(s) for such disagreement(s), together with any supporting documentation available to the Sellers Representatives and (ii) Sellers Representatives’ calculation of the Closing Working Capital Amount and/or amounts of the Closing Date Indebtedness, as the case may be. Any particular amounts or items contained in the Closing Adjustment Notice or the Closing Balance Sheet that are not specifically objected to by the Sellers Representatives in the Objection Notice will be deemed accepted by Sellers and will be final, binding, and conclusive on all Parties and may not be challenged in any subsequent proceeding or dispute. If the Sellers Representatives do not timely deliver an Objection Notice, Purchaser’s calculation of the Closing Working Capital Amount and/or amounts of the Closing Date Indebtedness, as the case may be, in the Closing Adjustment Notice will be deemed final, binding, and conclusive on all Parties.

(e) Dispute Resolution.

(i) If the Sellers Representatives deliver a timely Objection Notice in accordance with Section 1.4(d), Purchaser and the Sellers Representatives shall, during the thirty (30) days following such delivery, use Commercially Reasonable Efforts to reach agreement on the disputed items or amounts in order to determine a mutually agreeable Closing Balance Sheet, Closing Working Capital Amount and/or the Closing Date Indebtedness, as the case may be. If, during such period, Purchaser and the Sellers Representatives agree as to the Closing Working Capital Amount and/or the Closing Date Indebtedness, as the case may be, then Purchaser and the Sellers Representatives shall execute a written acknowledgement of such amount and the Closing Working Capital Amount and/or the Closing Date Indebtedness, as the case may be, so agreed upon will be final, binding and conclusive and will be deemed to be the “Final Closing Working Capital Amount” and/or final Closing Date Indebtedness, as the case may be, for purposes of this Agreement. If, during such period, Purchaser and the Sellers Representatives are unable to reach agreement, then the disputed items will be resolved by an independent accounting firm of recognized national standing mutually acceptable to Purchaser and the Sellers Representatives (the “Accountant”). If the Purchaser and the Sellers Representatives cannot agree on an Accountant within 10 Business Days, each of them shall select an independent accounting firm, and those two firms shall jointly select a third independent accounting firm to serve as the Accountant.

(ii) Within twenty (20) days of the retention of the Accountant, Purchaser and the Sellers Representatives shall jointly submit the matter to the Accountant and instruct the Accountant that it: (A) will act as an expert in accounting, and not as an arbitrator, to resolve, in accordance with GAAP as utilized by the Purchaser and the Sellers Representatives in preparing the Closing Working Capital Amount or Closing Date Indebtedness, as the case may be, and in a manner consistent with the provisions of this Agreement, only the matters specified in the Objection Notice that remain in dispute; (B) shall adjust the calculation of Closing Working Capital Amount and/or amounts of the Closing Date Indebtedness, as the case may be, based thereon to reflect such resolution; (C) may not determine an amount of the Closing Working Capital Amount or Closing Date Indebtedness, as the case may be, in excess of the higher of the amounts claimed by the Sellers Representatives or Purchaser or less than the lower of the amounts claimed by the Sellers Representatives or Purchaser; (D) shall deliver to the Purchaser and the Sellers Representatives, as promptly as practicable and in any event within sixty (60) days following the submission of the matters that remain in dispute to the Accountant for resolution, a written report setting forth the Accountant’s determination of the Closing Working Capital Amount and/or amounts of the Closing Date Indebtedness, as the case may be, and the calculations thereof; and (E) may not engage in ex parte communications with either Purchaser or its Representatives, on the one hand, or the Sellers Representatives or their Representatives, on the other hand, without the other party’s express written consent. Purchaser and the Sellers Representatives each will have the right to submit written information to the Accountant in support of their respective positions, provided that, when doing so, it provides a copy of such written information to the other Party as well as the Accountant. The Parties acknowledge and agree that if any dispute is submitted to the Accountant pursuant to this Section 1.4(e), the Closing Working Capital Amount and/or the Closing Date Indebtedness, as the case may be, determined by the Accountant will be final, binding and conclusive (except in case of fraud or gross negligence) and will be deemed to be the “Final Closing Working Capital Amount” and/or final amounts of the Closing Date Indebtedness, as the case may be, for purposes of this Agreement.

(iii) The cost of such review and report will be borne by Purchaser and the Sellers in inverse proportion to their respective success in the dispute, such that the Party whose calculation is furthest from the Accountant’s determination bears a proportionally greater share of the costs. If the Accountant’s determination is within 5% of Purchaser’s calculation, the Sellers shall bear 100% of the costs. Any retainer charged by the Accountant will be paid 50% by Purchaser and 50% by the Sellers, with such amount to be reimbursed by the Party responsible for paying the cost of the review in accordance with the immediately preceding sentence.

(f) Adjustment to Upfront Estimated Consideration.

(i) Closing Working Capital. If the Final Closing Working Capital Amount, as determined pursuant to this Section 1.4, is:

(A)	a higher negative amount, if the Working Capital amount is negative, than the Estimated Closing Working Capital by $[***] or more, then Purchaser shall have the right to offset such shortfall amount from any Earnout Consideration; or

(B)	equal to the Estimated Closing Working Capital (within a range of less than $[***] above or below), then there will be no adjustment; or

(C)	a lower negative amount, if the Working Capital amount is negative, than the Estimated Closing Working Capital by at least $[***], then the Purchaser shall add such amount to the next Earnout Consideration.

(ii) Closing Date Indebtedness. If the final amount of the Closing Date Indebtedness, as determined pursuant to this Section 1.4, is

(A)	greater than the Estimated Closing Indebtedness, by $[***] or more, then Purchaser shall have the right to offset such shortfall amounts from any Earnout Consideration; or

(B)	equal to the Estimated Closing Indebtedness (within a range of less than $[***] above or below), then there will be no adjustment; or

(C)	lower than the Estimated Closing Indebtedness, by $[***] or more, then the Purchaser shall add such amount to the next Earnout Consideration payment.

(g) Cooperation. Each of Purchaser, Company, and the Sellers Representatives will, and will use their respective Commercially Reasonable Efforts to cause their respective accountants to, cooperate and assist as requested in the preparation of the Closing Balance Sheet and the calculation (including the estimates) of the Closing Working Capital Amount, the Final Closing Working Capital Amount, Closing Date Indebtedness, by the other Party and the Accountant, including the making available to the extent necessary of books, records, work papers, and personnel.

Section 1.5. Earn-out Considerations.

(a) Regulatory Milestone Consideration.

(i) If the Regulatory Milestone is achieved on or before the end of the Regulatory Milestone Period in accordance with the terms and limitations applicable to such Regulatory Milestone, the Purchaser shall pay to the Sellers the Regulatory Milestone Consideration; provided, however, that if a Seller is in material breach of any representation made pursuant to Article IV or material obligation under this Agreement which has not been cured prior to the Regulatory Earnout Payment Date, Purchaser shall be entitled to retain from the Regulatory Milestone Consideration an amount equal to the Damages reasonably estimated by the Purchaser as resulting from such breach in accordance with Article VIII and, when definitively settled in accordance with Article VIII, Purchaser may offset such Damages against the Regulatory Milestone Consideration. The payment of the Regulatory Milestone Consideration can be made in cash or Purchaser Common Stock, at the Purchaser’s sole discretion, or in a combination of cash and Purchaser Common Stock. In the event of a combination of cash and Purchaser Common Stock, Sellers agree that the allocation of cash and Purchaser Common Stock shall be made pro rata the proceeds to be received in accordance with the Consideration Allocation Spreadsheet.

(ii) Within eight (8) Business Days of written receipt by Purchaser, the Company, or any of their respective Affiliates, of FDA Regulatory Approval (the “Regulatory Earnout Notice Date”), Purchaser shall deliver to the Sellers Representatives a written statement advising of such approval. Within twenty (20) Business Days thereafter (the “Regulatory Earnout Payment Date”), Purchaser shall deliver, or cause to be delivered, the Regulatory Milestone Consideration to the Sellers, at Purchaser’s election by (i) cash via wire transfer of immediately available funds to the Sellers Bank Account, and/or subject to the Share Cap (ii) issuance of Purchaser Common Stock, with the value thereof based on the average closing per share price of Purchaser Common Stock for each of the five (5) trading days ending on the second (2nd) Business Day prior to the Regulatory Earnout Payment Date, rounded down to the nearest whole share, or (iii) any combination thereof.

(iii) If the Purchaser decides to pay any portion of the Regulatory Milestone Consideration in Purchaser Common Stock, the Purchaser shall inform the Sellers Representatives in the Regulatory Earnout Notice Date of its decision.

(iv) On or prior to the Regulatory Earnout Payment Date, and to the extent such Regulatory Milestone Consideration is not paid in cash, the Purchaser shall deliver an instruction letter to Purchaser’s transfer agent, with a copy delivered to the Sellers Representatives, directing the Purchaser’s transfer agent to deliver each Seller’s portion of the Regulatory Milestone Consideration allocated to each Seller in accordance with the applicable portion of the Consideration Allocation Spreadsheet (as defined below) by restricted book entry at Purchaser’s transfer agent into segregated accounts established by such transfer agent for the benefit of, and registered in the name of the Sellers (such establishment to occur no less than two (2) Business Days prior to the date of delivery of such Purchaser Common Stock).

(v) In accordance with and subject to the limitation provided by Section 1.2 (c), at the Regulatory Earnout Payment Date, the Purchaser shall, on behalf of the Sellers and in discharge of the Sellers’ obligation to pay the applicable Sellers Transaction Expenses, pay or cause to be paid the Sellers Transaction Expenses directly to the relevant service providers, to their respective bank accounts as set forth in the Consideration Allocation Spreadsheet, by wire transfer of immediately available funds or in Purchaser Common Stock. The amounts so paid by the Purchaser on behalf of the Sellers shall reduce, on a dollar-for-dollar basis, the Regulatory Milestone Consideration payable to the Sellers in accordance with the Consideration Allocation Spreadsheet. For the avoidance of doubt, the payment by the Purchaser of the Sellers Transaction Expenses pursuant to this Section 1.5(a) shall constitute a payment on behalf of, and for the account of, the Sellers and shall not increase the Purchase Price or give rise to any additional obligation of the Purchaser. For the avoidance of doubt, the Purchaser shall not pay any Sellers Transaction Expenses in the event where no Regulatory Milestone Consideration is payable pursuant to this Agreement.

(b) Commercial Milestones Consideration.

(i) With respect to each of the Commercial Milestones that is achieved on or before the end of the applicable Commercial Milestone Period in accordance with the terms and limitations applicable to such Commercial Milestone, the Purchaser shall pay to the Sellers the applicable Commercial Milestone Consideration; provided, however, that if a Seller is in material breach of any representation made pursuant to Article IV or material obligation under this Agreement which has not been cured by the Commercial Earnout Payment Date, Purchaser shall be entitled to retain from the applicable Commercial Milestone Consideration an amount equal to the Damages reasonably estimated by the Purchaser as resulting from such breach in accordance with Article VIII and, when definitively settled in accordance with Article VIII, Purchaser may offset such Damages against the applicable Commercial Milestone Consideration. The payment of the applicable Commercial Milestone Consideration can be made in cash or Purchaser Common Stock, at the Purchaser’s sole discretion, or in a combination of cash and Purchaser Common Stock. In the event of a combination of cash and Purchaser Common Stock, Sellers agree that the allocation of cash and Purchaser Common Stock shall be made pro rata the proceeds to be received in accordance with the Consideration Allocation Spreadsheet.

(ii) Within 45 calendar days following the end of each calendar quarter (to be extended to 75 calendar days for the last quarter of year), Purchaser shall assess whether the relevant Commercial Milestone has been achieved and communicate information to the Sellers Representatives, upon request, regarding level of achievement of the Commercial Milestones based on the Company, the Purchaser and any of its Affiliates sales records (subject to compliance with applicable securities laws). As soon as reasonably practicable after a Commercial Milestone has been met and in any event no later than within 45 calendar days following the end of the calendar quarter during which a Commercial Milestone has been achieved (to be extended to 75 calendar days for the last quarter of year), the Purchaser shall deliver to the Sellers Representatives a written statement (each a “Commercial Milestone Notice”) setting forth in reasonable detail, Purchaser’s determination as to the achievement of an applicable Commercial Milestone, together with reasonable supporting documentation.

(iii) The Purchaser shall deliver, or cause to be delivered, within ten (10) Business Days thereafter (the “Commercial Earnout Payment Date”), the applicable Commercial Milestone Consideration to Sellers by, at Purchaser’s election, (i) cash via wire transfer of immediately available funds to the Sellers Bank Account, and/or subject to the Share Cap (ii) issuance of Purchaser Common Stock, with the value thereof based on the average closing per share price of Purchaser Common Stock for each of the five (5) trading days ending on the second (2nd) Business Day prior to the Commercial Earnout Payment Date, rounded down to the nearest whole share, or (iii) any combination thereof. In the event of a combination of cash and Purchaser Common Stock, Sellers agree that the allocation of cash and Purchaser Common Stock shall be made pro rata the proceeds to be received in accordance with the Consideration Allocation Spreadsheet.

(iv) If the Purchaser decides to pay a Commercial Milestone Consideration in Purchaser Common Stock or a portion of a Commercial Milestone Consideration in Purchaser Common Stock, the Purchaser shall inform the Sellers Representatives accordingly in the Commercial Milestone Notice.

(v) On or prior to the Commercial Earnout Payment Date, and to the extent such Commercial Milestone Consideration is not paid in cash, the Purchaser shall deliver an instruction letter to Purchaser’s transfer agent, with a copy delivered to the Sellers Representatives, directing the Purchaser’s transfer agent to deliver each Seller’s portion of the Commercial Milestone Consideration allocated to each Seller in accordance with the applicable portion of the Consideration Allocation Spreadsheet by restricted book entry at Purchaser’s transfer agent into segregated accounts established by such transfer agent for the benefit of, and registered in the name of the Sellers (such establishment to occur no less than two Business Days prior to the date of delivery of such Purchaser Common Stock).

(vi) In accordance with and subject to the limitation provided by Section 1.2(c), at the Commercial Earnout Payment Date, the Purchaser shall, on behalf of the Sellers and in discharge of the Sellers’ obligation to pay the applicable Sellers Transaction Expenses, pay or cause to be paid the Sellers Transaction Expenses directly to the relevant service providers, to their respective bank accounts as set forth in the Consideration Allocation Spreadsheet, by wire transfer of immediately available funds or in Purchaser Common Stock. The amounts so paid by the Purchaser on behalf of the Sellers shall reduce, on a dollar-for-dollar basis, the applicable Commercial Milestone Consideration payable to the Sellers in accordance with the Consideration Allocation Spreadsheet. For the avoidance of doubt, the payment by the Purchaser of the Sellers Transaction Expenses pursuant to this Section 1.5(b) shall constitute a payment on behalf of, and for the account of, the Sellers and shall not increase the Purchase Price or give rise to any additional obligation of the Purchaser. Any service provider entitled to receive payment of Sellers Transaction Expenses as part of the Commercial Milestone Consideration shall receive such payment on a pari passu basis with the payments made to the Sellers, such that the proportion of cash and Purchaser Common Stock used to pay such service provider’s fees shall mirror that applicable to the Sellers pursuant to the Consideration Allocation Spreadsheet. For the avoidance of doubt, the Purchaser shall not pay any Sellers Transaction Expenses in the event where no Commercial Milestones Consideration is payable pursuant to this Agreement.

(vii) For purposes of calculating achievement of any Commercial Milestone, R-Two Product shall include only the R-Two Product as developed by the Company as of the Closing Date, and shall not include any subsequent products developed by Purchaser, Company, or any of their respective Affiliates unless such products qualifies as Successor Products (in which case they shall be included in the calculation of the Commercial Milestones).

(c) Purchaser covenants.

Following Closing, Purchaser covenants and agrees that it shall, and shall procure that its Affiliates (including the Company post-Closing) use Commercially Reasonable Efforts to complete the development of R-Two Products in Europe and in the US, including product development, manufacturing, clinical and regulatory Commercially Reasonable Efforts to obtain FDA Regulatory Approval and Regulatory Authorization in Europe.

(i) As from Closing, Purchaser shall use Commercially Reasonable Efforts to:

(1) complete any required Pivotal Clinical Study for R-Two Products;

(2) seek the Regulatory Authorization required for commercialization of the R-Two Products in each of the United States, the European Union and

(3) subject to obtaining such Regulatory Authorization in a given territory, commercialize the R-Two Products in such territory either directly or indirectly.

(ii) Purchaser shall use Commercially Reasonable Efforts to ensure that Company’s employees necessary to achieve the Regulatory Milestone and/or Commercial Milestones shall:

(1) remain employed by the Company or its Affiliates (or remain in service as independent contractors or consultants, as the case may be);

(2) have adequate means, resources, and support to perform their duties effectively; and

(3) retain a role that enables them to work adequately on achieving the Regulatory Milestone and/or Commercial Milestones, provided that nothing in this clause shall restrict the Company’s or Purchaser’s ability to modify roles, reorganize teams, merge functions, or adjust responsibilities in accordance with applicable law.

(iii) The obligations set out in paragraph (ii) above shall not prevent the Purchaser or the Company from terminating the employment or service of any such Company employee or service provider in the following circumstances: (a) termination for Cause; (b) voluntary resignation; (c) termination due to death or Permanent Disability; (d) mutual agreement between the Purchaser or the Company and employee or service provider.

Section 1.6. Share Cap.

Notwithstanding anything in this Agreement to the contrary, in no event shall the number of shares of Purchaser Common Stocks issuable under this Agreement exceed the Share Cap. In the event that any issuance of Purchaser Common Stocks otherwise required under this Agreement would cause the aggregate number of shares issued hereunder to exceed the Share Cap, Purchaser shall pay to the Sellers, in lieu of such excess shares, cash in an amount equal to the value of such excess shares. In such event, notwithstanding anything in this Agreement to the contrary, Sellers Representative cannot refuse that the cash payment of such portion of the consideration.

Section 1.7. Withholding Taxes.

Purchaser on its own behalf or on behalf of the Company will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code or any provision of state, local, provincial, or foreign Tax law, provided that Purchaser shall provide Sellers Representative with at least ten (10) Business Days’ prior written notice of any such withholding (except where such withholding is required by applicable law to be made immediately) and shall cooperate in good faith with Sellers Representative to minimize or eliminate any such withholding to the extent permitted by applicable law. To the extent that amounts are so withheld and paid over to the applicable Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article II

CLOSING

Section 2.1. Closing.

The closing of the sale of the Sold Securities to Purchaser (the “Closing”) will take place remotely by exchange of signature pages, no later than the first Business Day of the month following the month which the last condition set forth in Article VII (except for conditions to be fulfilled at Closing) is fulfilled (or waived) if the fulfilment (or waiver) of said condition occurs within the first fifteen days of the month, or on the date agreed between the Purchaser or the Sellers Representatives and at the latest first Business Day of the following month if the fulfilment (or waiver) of said condition occurs within the last fifteen days of the month, it being provided that if the last condition set forth in Article VII (except for conditions to be fulfilled at Closing) is fulfilled (or waived) prior to June 15th, 2026, Closing shall occur on (and not earlier than) July 1st, 2026, or at such other time, date, and location to which Purchaser and the Sellers Representatives agree in writing. For purposes of this Agreement, “Closing Date” means the date and time as of which the Closing takes place. By exception, for the purpose of the Estimated Closing Working Capital, Estimated Closing Indebtedness, Closing Date Indebtedness, Closing Balance Sheet, Closing Working Capital, Closing Date Indebtedness, the Closing Date shall mean the last day of the month immediately prior to Closing. Consequently, for a Closing occurring on July 1st, 2026, the Estimated Closing Working Capital, Estimated Closing Indebtedness, Closing Date Indebtedness, Closing Balance Sheet, Closing Working Capital, Closing Date Indebtedness, shall be calculated as of June 30, 2026.

Section 2.2. Deliveries at Closing.

(a) Deliveries by Purchaser. At the Closing, Purchaser shall deliver to the Sellers Representatives:

(i) an instruction letter to Purchaser’s transfer agent, with a copy delivered to the Sellers Representatives, directing the Purchaser’s transfer agent to deliver each Seller’s allocable portion of the Estimated Upfront Consideration (as reduced by Sellers Transaction Expenses paid pursuant to Section 1.2(c), the Escrow Amount, and exclusive of any Purchaser Warrants, which shall be represented by one or more warrant agreements as provided in Section 2.2(a)(iii) below) in accordance with the Consideration Allocation Spreadsheet (as defined below), by restricted book entry at Purchaser’s transfer agent into segregated accounts established by such transfer agent for the benefit of, and registered in the name of, the Sellers (such establishment to occur no less than two Business Days prior to the Closing).

(ii) a certificate, dated as of the Closing Date and executed by the Purchaser, certifying that (i) the conditions specified in Section 7.3(a) and Section 7.3(b) have been fulfilled, (ii) the representations and warranties of the Purchaser set forth in this Agreement are true and correct in all material respects as of the Closing Date (or, with respect to representations and warranties that speak as of a specific date, as of such date), (iii) no Material Adverse Effect has occurred since the date of this Agreement.

(iii) A duly executed warrant agreement in favour of EIB in the form attached as Exhibit 1.2(b), as amended as the case may be by mutual approval of the Purchaser and EIB (the “Purchaser Warrants Agreement”).

(iv) Evidences of payments of (i) the amount to be paid by the Company at Closing pursuant to the Conciliation Protocol on behalf of the Company, (ii) the Transaction Expenses on behalf of the Company, (iii) the Sellers Transaction Expenses in accordance with Section 1.2(c) and the Escrow Amount on behalf of the Sellers, by wire transfer of immediately available funds to the bank accounts of the relevant beneficiaries.

(v) A duly executed version of the resale organization agreement to be executed among the Purchaser, the Sellers (including the EIB), as set forth in Exhibit 6.11 (the “Resale Organisation Agreement”).

(b) Deliveries by the Sellers Representatives. At Closing, the Sellers Representatives shall deliver or shall cause to be delivered to Purchaser:

(i) the applicable brokerage account and related information requirement by the Purchaser’s transfer agent to transfer the Estimated Upfront Consideration;

(ii) the share transfer register (registre de mouvements de titres) and individual shareholders’ accounts (comptes individuels d’associés) of Company, duly updated to reflect the completion of the Equity Pre-Closing Transactions and the transfer of the Sold Securities to Purchaser;

(iii) the duly executed stock transfer forms (ordres de mouvements de titres) reflecting the transfer of all the Sold Securities to Purchaser as at the Closing Date and corresponding Tax transfer forms (“formulaires cerfa n°2759”);

(iv) written resignations of all officers and directors of Company listed in Exhibit 2.2(b)(iv), effective as of and conditioned upon the Closing;

(v) corporate documentation evidencing the completion of the Equity Pre-Closing Transactions;

(vi) the conciliation protocol (protocole de conciliation) duly executed by all parties thereto implementing the Debt Restructuring (the “Conciliation Protocol”) and duly approved by the competent French court (homologation).

(vii) in furtherance of the delivery obligations of Purchaser pursuant to Section 2.2(a)(i) above, the Company and the Sellers Representatives shall prepare and deliver to Purchaser no later than two (2) Business Days prior to Closing, a spreadsheet (the “Consideration Allocation Spreadsheet”) in a form reasonably acceptable to Purchaser, which spreadsheet shall be certified by the Sellers Representative, dated as of the Closing Date and set forth all of the following information: (i) as of the Closing Date and immediately prior to the Closing a true and complete list of the record and beneficial holders of issued and outstanding Sold Securities, number of Sold Securities held and the respective certificate numbers thereof, and such holders’ respective addresses, email addresses, and taxpayer identification numbers and (ii) the following amounts, calculated in accordance with, applicable Law, the Company’s Organizational Documents and all other contractual requirements on the part of Company as of immediately prior to the Closing: (1) the portion of the Upfront Stock Consideration allocated to each Seller in accordance with the Company’s Organizational Documents and/or the Consideration Allocation Spreadsheet, rounded down to the nearest whole share, and to be issued to each Seller in respect of their respective Sold Securities at the Closing, (2) the portion of the Earnout Consideration allocated to each Seller in accordance with the Company’s Organizational Documents and/or the Consideration Allocation Spreadsheet, rounded down to the nearest whole share, and to be paid in cash or issued to each Seller in respect of their respective Sold Securities upon achievement of any Regulatory Milestones or Commercial Milestones pursuant to this Agreement, (3) the aggregate amount of the Transaction Expenses and the Sellers Transaction Expenses, their allocation among the relevant service providers, any withholding obligation with respect to the payment thereof and the wire transfer instructions for the bank accounts of each such service provider to which payment of the applicable Sellers Transaction Expenses shall be made in cash by the Purchaser on the Closing Date in accordance with Section 1.2(c) (it being specified that all invoice and paying information relation to Transaction Expenses and Sellers Transaction Expenses shall be shared five (5) Business Day prior to Closing to ensure their payment on the Closing Date), and (4) any other information requested by Purchaser’s transfer agent;

(viii) a certificate, dated as of the Closing Date and executed by the Sellers Representatives, certifying that (i) the conditions specified in Section 7.3(a) and Section 7.3(b) have been fulfilled, (ii) the representations and warranties of the Company and the Sellers set forth in this Agreement are true and correct in all material respects as of the Closing Date (or, with respect to representations and warranties that speak as of a specific date, as of such date), (iii) no Material Adverse Effect has occurred since the date of this Agreement, (iv) all pre-closing covenants referred to in Exhibit 2.2(b)(viii) have been satisfied, and (iv) attaching as an exhibit thereto the Company Disclosure Letter as updated by all Disclosure Updates delivered prior to the Closing Date (the “Updated Company Disclosure Letter”).

(ix) A duly executed version of the Sellers Bring Down Certificate in the form set out in Exhibit 2.2(b)(ix).

(x) A duly executed version of the Resale Organization Agreement.

(xi) Three (3) USB memory sticks containing a copy of the Company Data Room, provided by the data room provider.

(xii) A duly executed version by EIB of the Purchaser Warrants Agreement.

(xiii) As to the ODI Shareholders, either written evidence of (i) receipt completed its ODI Registration (including certificates and filing proofs issued by competent authorities) or (ii) completion of a Pre-Closing Transfer in accordance with Section 10.3(c) below.

(c) Further Assurances. Following the Closing, each Party shall execute and/or cause to be delivered to each other Party such instruments and other documents, and shall take such other actions, as such other Party may reasonably request for the purpose of carrying out or evidencing any of the Transactions.

Section 2.3. Debt Restructuring. Equity Pre-Closing Transactions.

The Parties, the Company, and its main creditors shall negotiate in good faith the terms of the conciliation agreement in line with Exhibit 7.2(e) and the terms of the IF Bonds.

Prior to Closing, the Company shall (a) file with the competent court a petition for the homologation (homologation) of the Conciliation Protocol implementing the Debt Restructuring executed prior to Closing in accordance with Articles L. 611-8 et seq. of the French Commercial Code, (b) cooperate fully with the conciliator (conciliateur) and the court in connection with such homologation proceedings, and (c) use Commercially Reasonable Efforts to obtain a final and enforceable homologation judgment (jugement d’homologation) as soon as possible following the filing date.

Prior to Closing, in accordance with Exhibit 7.2(e), the Company will create a new category of preferred shares (Series D2 Shares) and issue Series D2 Shares to the benefit of EIB, entitling it to receive [***]% (or any other percentage agreed between the EIB and the Sellers in accordance with the last paragraph of the “Earn-Out Entitlement and EIB liquidation preference and carve out” of the EIB Term Sheet as set forth in Exhibit 7.2(e)) of the Upfront Stock Consideration. Such Series D2 Shares shall be subscribed by EIB by offsetting its receivable against the Company.

Article III

REPRESENTATIONS AND WARRANTIES OF COMPANY

As a material inducement to Purchaser to enter into this Agreement and to consummate the Transactions, the Manager represents to Purchaser with respect to the Company as follows, that such representations are true and accurate as at the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true and accurate as of such date). The representations and warranties set forth in this Article III are qualified by the Company Disclosure Letter, which Company Disclosure Letter shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article III. Disclosures in any section or subsection of the Company Disclosure Letter shall qualify other sections and subsections in this Article III only to the extent it is clearly apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The Company and the Sellers Representatives shall have the right to supplement or update the Company Disclosure Letter from time to time prior to the Closing to reflect any changes or developments occurring after the date of this Agreement (each such supplement or update, a “Disclosure Update”); provided that any such Disclosure Update shall be delivered to Purchaser promptly upon the Company or the Sellers Representatives becoming aware of the relevant matter and in any event no later than five (5) Business Days prior to the Closing Date. Each Disclosure Update shall specifically identify the representations and warranties to which it relates and shall describe in reasonable detail the facts and circumstances giving rise to such update. Such Disclosure Update shall be deemed to amend and supplement the Company Disclosure Letter.

Section 3.1. Organization, Corporate Power and Qualification. Company is a corporation duly organized and validly existing under the laws of France. Company has entered into a French ad hoc mandate procedure (procédure de mandat ad hoc) on 17 February 2026 and into a French conciliation procedure (procédure de conciliation) on 25 March 2026. As of the date of this Agreement, and immediately following the completion of the Debt Restructuring and as of the Closing, the Company is not and will not be insolvent or subject to any other proceeding than the conciliation procedure (procédure de conciliation) with a view to the prevention of business difficulties or to a judgment of, or request for, dissolution, liquidation, bankruptcy or receivership. Company has all requisite corporate power and authority to carry on its business as presently conducted. Company is duly qualified to transact business and in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification.

Section 3.2. Capitalization.

(a) Upon completion of the Equity Pre-Closing Transactions pursuant to Section 2.3, the share capital of Company will be equal to €[***] represented by [***] issued and outstanding Company Ordinary Shares and [***] issued and outstanding Company Preferred Shares, with a nominal value of €[***] each. Upon completion of the Equity Pre-Closing Transactions, the Sold Securities will represent 100% of the share capital and voting rights of the Company (on a fully-diluted basis).

(b) Company Capitalization Table sets forth the capitalization of Company upon completion of the Equity Pre-Closing Transactions immediately before Closing.

(c) No delegation by the shareholders’ meeting of the Company allowing the issuance of any new Company Ordinary Share, Company Preferred Share or any option, warrant or any other kind of security convertible into or exchangeable for Company Ordinary Shares or Company Preferred Shares is outstanding as at the Closing Date.

(d) Except for this Agreement, the Related Agreements, the Company Shareholders’ Agreements and the securities and rights described in this Section 3.2, the Company Capitalization Table and Section 3.2(d) of the Company Disclosure Letter, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements in writing, (i) to purchase or acquire from Company any Company Ordinary Shares or Company Preferred Shares, or any securities convertible into or exchangeable for Company Ordinary Shares or Company Preferred Shares or (ii) regarding the voting of Shares.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Letter, Company has not awarded any stock options, restricted stock or other equity based incentives under any plan or otherwise. Company has never adjusted or amended the exercise price of any stock options previously awarded, whether through amendment, cancellation, replacement grant, repricing, or any other means. Company has never proceeded with the repurchase of its capital stock.

(f) All Shares, when issued and outstanding as of immediately prior to the Closing, will have been duly authorized, fully paid and nonassessable and will have been issued in compliance with all applicable Legal Requirements. Company has no treasury stock.

Section 3.3. Subsidiaries and Affiliates. Except as set forth in Section 3.3 of Company Disclosure Letter, Company does not currently own or control (and has never owned or controlled), directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, limited liability company, association, or other business entity, or have any other Affiliates. Except as set forth in Section 3.3 of Company Disclosure Letter, the Company is not a participant in any joint venture, partnership or similar arrangement. The JV is a legal entity duly organized, validly existing, and, to the extent applicable, in good standing under the laws of the jurisdiction of its organization with full corporate power and authority to conduct its business as it is presently being conducted, to own, license, lease, and use the properties and assets that it purports to own, license, lease, or use, and to perform all of its obligations and enforce all of its rights under its the JV Agreements. Except as set forth in Section 3.3 of Company Disclosure Letter, neither the Company nor the JV has any obligation to acquire any interest in any corporation, partnership, trust, joint venture, limited liability company, association, or other business entity or make any investment in or capital contribution to any corporation, partnership, trust, joint venture, limited liability company, association, or other business entity. The Company owns [***]% of the outstanding share capital of the JV free and clear of all Encumbrances and such equity interest represents shares duly authorized, validly issued, fully paid, and non-assessable, which are not subject to any preemptive right, right of first refusal, right of first offer, right of rescission, or similar right, except pursuant to the JV Agreements. To the Company’s Knowledge, no claim has been made or threatened, by or on behalf of any Person, to the Company or the JV asserting that any Person other than the Company is the record or beneficial owner of, or has the right to acquire record or beneficial ownership of, the Company equity interest in the JV. The JV Agreements have been made available to the Purchaser and are true, accurate, and complete as of the date of this Agreement.

Section 3.4. Authorization. All corporate action required to be taken by Company’s Board of Directors and shareholders in order to authorize Company to enter into this Agreement and the Related Agreements to which it is a party and consummate the Transactions has been taken or will be taken prior to the Closing. The Board of Directors of Company (and any applicable committee thereof) has unanimously approved this Agreement and the other documents contemplated hereby and the Transactions and, to the extent Company is concerned, authorized the execution, delivery and performance by Company of its obligations under this Agreement and the other documents contemplated hereby and the consummation of the Transactions. All actions on the part of the chief executive officer (Président) of Company necessary for the execution and delivery of this Agreement and the Related Agreements to which it is a party, the performance of all obligations of Company under this Agreement and the Related Agreements to which it is a party to be performed as of the Closing has been taken or will be taken prior to the Closing. This Agreement and the Related Agreements to which Company is a party, when executed and delivered by Company, shall constitute valid and legally binding obligations of Company, enforceable against Company in accordance with their respective terms.

Section 3.5. Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity is required from Company in connection with the consummation of the Transactions.

Section 3.6. Litigation. Except as set forth in Section 3.6 of the Company Disclosure Letter, there is no Proceeding pending or, to Company’s Knowledge, currently threatened in writing: (i) against Company or any officer, director or Key Employee of Company; or (ii) that questions the validity of this Agreement or the Related Agreements or the right of Company to enter into them, or to consummate the Transactions; or (iii) to Company’s Knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Neither Company nor, to Company’s Knowledge, any of its officers or directors, is a party or is named as subject to the provisions of any order, writ, injunction, judgment or decree of any court or Governmental Entity or instrumentality (in the case of officers or directors, such as would affect Company). There is no pending action, suit, proceeding or investigation into Company by a Government Entity. The foregoing includes, without limitation, actions, suits, proceedings or investigations pending or threatened in writing to Company (or any basis therefor known to the Company) involving the employment or prior employment by Company of any of its employees, their services provided as employees of Company in connection with Company’s business.

Section 3.7. Intellectual Property.

(a) Section 3.7(a) of Company Disclosure Letter sets forth a true, accurate and complete list of all Registered Intellectual Property of Company, identifying information of all federal, state and foreign registrations of such Registered Intellectual Property or applications for registration thereof. Each item of Registered Intellectual Property of Company listed as being registered (as opposed to an application for registration) is validly registered and enforceable.

(b) Company owns, is licensed to use, or otherwise has the necessary rights to use, free and clear of any Encumbrance (other than Permitted Encumbrances), all Intellectual Property Rights that are necessary for the operation of its business as currently conducted. Except for the licenses, covenants not to sue, coexistence agreements, sublicenses, and escrow agreements disclosed in Section 3.7(b) of Company Disclosure Letter (the “Company Out-Licenses”), there are no outstanding rights or options (whether or not currently exercisable), licenses or agreements of any kind relating to Company Owned Intellectual Property. Except for the licenses, covenants not to sue, coexistence agreements, sublicenses, and escrow agreements disclosed in Section 3.7(b) of Company Disclosure Letter (the “Company In-Licenses”), Company has no outstanding material rights or options (whether or not currently exercisable), licenses or agreements of any kind relating to any Intellectual Property Rights owned by any third party, nor is Company bound by or a party to any rights, options, licenses or agreements of any kind (other than commercially available software licensed agreements for less than €20,000 per year, “OTC Software”) with respect to any Intellectual Property Rights owned by a third party. To the Company’s Knowledge, there has been no material breach or violation by Company and there is no material breach or violation by any other party to, any Company In-License or Company Out-License. There are no, nor have there been for the preceding three (3) years, any, claims, disputes, notices or other communications (in writing or otherwise) received in writing by Company (including any request for an audit of Company’s use or an offer that Company obtain a license to any Intellectual Property Rights of another Person) regarding the scope of any Company In-Licenses, or performance under any Company In-Licenses, including with respect to any payments to be made or received by Company thereunder and limitations on Company’s right to use the applicable Intellectual Property Rights.

(c) To the Company’s Knowledge, the conduct of the Company’s business as currently conducted, the conduct of Company’s business in the past, and the current and past services of Company, do not infringe, constitute the misappropriation of, or violate, any Intellectual Property Rights of any third party. Over the preceding three (3) years, the Company has not received any notice or other communication (in writing or otherwise) of any claim, from any Person asserting that the Company’s business or any of the services of Company infringe or may infringe, constitute the misappropriation of, or violate, any Intellectual Property Rights of another Person. There is no competing claim or, to the Company’s Knowledge, existing infringement or misappropriation by any third party on the right to use or own any of Company Intellectual Property. To Company’s Knowledge, Company has acquired (through ownership or license) all necessary Intellectual Property Rights used in the conduct of Company’s business as currently conducted and Company’s business conducted in the past. To Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Company Owned Intellectual Property.

(d) Company has taken commercially reasonable measures and precautions to establish and preserve the confidentiality, secrecy and ownership of all Company Owned Intellectual Property. Company has no knowledge of any violation of the confidentiality of any non-public confidential information or trade secrets of Company or of any third party that has disclosed confidential information or trade secrets to Company subject to confidentiality or non-disclosure obligations. To Company’s Knowledge, Company is not making unlawful use of any confidential information or trade secrets of any third party. To Company’s Knowledge, none of the employees, consultants, or independent contractors of Company have any agreements or arrangements with any former employers relating to confidential information or trade secrets of such employers that would interfere with the activities of Company. To the Company’s Knowledge, none of the activities of the employees, consultants, or independent contractors of Company violate any agreements or arrangements which such persons have with former employers or any other third party, including any non-competition, non-solicitation and/or confidentiality agreements. To the Company’s Knowledge, no current or former employee, officer, manager, member, consultant or independent contractor of Company has any right, claim or interest in or with respect to any of Company Intellectual Property.

(e) Each Person who is or was an employee of Company has signed a valid, enforceable agreement containing an, express or implied by law, assignment of Intellectual Property Rights pertaining to such Company Owned Intellectual Property to Company and, express or implied by law, confidentiality provisions protecting Company Owned Intellectual Property, in the form posted in Company Data Room, without any deviations or listed exceptions. Each Person who is or was a consultant of Company has signed a valid, enforceable agreement containing an, express or implied by law, assignment of Intellectual Property Rights pertaining to such Company Intellectual Property to Company and, express or implied by law, confidentiality provisions protecting Company Owned Intellectual Property.

(f) No Registered Intellectual Property of Company has been or is now the subject of any Proceeding, interference, reissue, re-examination or opposition proceeding to which the Company was or is a party or of which the Company has knowledge.

(g) Company Intellectual Property constitutes all of the Intellectual Property Rights used in or necessary for the conduct of Company’s business as currently conducted.

(h) All Company Owned Intellectual Property was either created, developed or conceived by (i) employees of Company within the scope of their employment or (ii) by independent contractors who have duly assigned their rights to Company pursuant to enforceable written agreements.

(i) The consummation of the Transactions will not result in the loss or impairment of Company’s ownership or rights in and to any of Company Intellectual Property, require Company to grant to any third party any right to any Intellectual Property Rights or obligate Company to pay any royalties or any other amounts to any third party in excess of any amounts payable to such third parties prior to the Closing, nor will the consummation of the Transactions require the approval or consent of any Governmental Entity or other Person in respect to any Intellectual Property Rights.

(j) In the preceding three (3) years, (i) the Company has not received any written notice from any data protection Governmental Entity alleging non-compliance with any Law relating to the collection, use, disclosure, retention, protection or processing of Personal Data, (ii) to the Company’s Knowledge, the Company has not received any written notice from any data subject alleging any non-compliance with any Law relating to the collection, use, disclosure, retention, protection or processing of Personal Data, and (iii) the processing of Personal Data by the Company has not been the subject of any investigation or proceedings (whether of a criminal, civil or administrative nature) by any Governmental Entity. The Company is not transferring Personal Data outside the European Union.

(k) Company has paid all fees, royalties, consideration, and any other kind of remuneration it is due to pay pursuant to the agreements it has entered into and, more specifically, pursuant to agreements in accordance with which the transfer of certain Intellectual Property Rights is subject to the complete and final payments owed to the other party.

Section 3.8. Compliance with Other Instruments. Company is not in violation or default (i) of any provisions of the Company Existing Bylaws, (ii) of any material judgment, order, writ or decree applicable to Company, or (iii) under any Material Contract to which it is a party or by which it is bound that is required to be listed on the Company Disclosure Letter, or of any provision of a statute, rule or regulation applicable to Company, the violation of which such statute, rule or regulation would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the Transactions will not result in any such violation or be in conflict with or constitute, with or without the passage of time and giving of notice, either (A) a default under any such provision, judgment, order, writ, decree or Material Contract or (B) an event which results in the creation of any lien, charge or encumbrance upon any assets of Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to Company.

Section 3.9. Agreements; Actions.

(a) Section 3.9(a) of the Company Disclosure Letter sets forth each Material Contract of Company. True and complete copies of all Material Contracts of Company have been posted in the Company Data Room.

(b) Other than Material Contracts that have terminated or expired in accordance with their terms, if any, each Material Contract of Company is in full force and effect, is a valid and binding obligation of Company and, to the Company’s Knowledge, of each other party thereto and is enforceable, in accordance with its terms, against Company and, to the Company’s Knowledge, against each other party thereto, and such Material Contracts of Company will continue to be valid, binding and enforceable in accordance with their respective terms and in full force and effect immediately following the consummation of the Transactions, with no alteration or acceleration or increase in fees or liabilities as a result thereof. Company is not and is not alleged to be, and to the Company’s Knowledge, no other party is alleged to be, in material default under, or in material breach or violation of, any Material Contract of Company and, to the Company’s Knowledge, no event has occurred in the last three (3) years which would constitute such a material default, breach or violation.

Section 3.10. Certain Transactions.

(a) Except as disclosed on Section 3.10(a) of the Company Disclosure Letter, there are no agreements, understandings or proposed transactions between Company and any of its officers, directors, consultants or Key Employees, or any Affiliate thereof.

(b) Company is not indebted, directly or indirectly, to any of its directors, officers or employees or to their respective spouses or children or to any Affiliate of any of the foregoing, other than in connection with expenses or advances of expenses incurred in the ordinary course of business or employee relocation expenses and for other customary employee benefits made generally available to all employees. None of Company’s directors, officers or employees, or any members of their immediate families, or any Affiliate of the foregoing are, directly or indirectly, indebted to Company. To Company’s Knowledge, none of Company’s officers or Key Employees, or any members of their immediate families, or any Affiliate of the foregoing have any direct or indirect ownership interest in any firm, corporation, partnership, trust, limited liability company, association or other entity with which Company is affiliated or with which Company has a business relationship, or any firm, corporation, partnership, trust, limited liability company, association or other entity which competes with Company. None of Company’s Key Employees or any members of their immediate families or any Affiliate of any of the foregoing are, directly or indirectly, interested in any contract with Company. None of the Key Employees or officers of the Company, or any members of their immediate families, has any material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any of Company’s customers, suppliers, service providers, joint venture partners, licensees and competitors.

Section 3.11. Registration Rights. As of immediately prior to the Closing, Company is not under any obligation to publicly register under any applicable Legal Requirement any of its outstanding securities or any securities issuable upon exercise or conversion of its outstanding securities.

Section 3.12. Property; Absence of Liens. Company does not own any real property or any interest therein. The property and assets that Company owns are free and clear of all Encumbrances (other than Permitted Encumbrances). With respect to the property and assets it leases, Company is in compliance with such leases and, to its Knowledge, holds a valid leasehold interest free of any Encumbrances (other than Permitted Encumbrances).

Section 3.13. Financial Statements; Indebtedness. A copy of the audited financial statements (including balance sheet and income statement) of Company as of December 31, 2024 and the unaudited financial statements (including balance sheet and income statement) of Company as of December 31, 2025 (the “Company Financial Statements”) is appended to Section 3.13 of the Company Disclosure Letter. The Company Financial Statements have been prepared in accordance with the accounting principles and methodologies (règles et méthodes comptables) consistently applied by Company in the preparation of its annual financial statements and in compliance with GAAP. The Company Financial Statements are complete and correct and give a true and fair view of the assets and liabilities and financial position, as well as the results of operations (sont réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat) of Company as of such date and for the period then ended, subject in the case of the unaudited Company Financial Statements to normal year-end audit adjustments (which are not expected to be material either individually or in the aggregate). Except as set forth in the Company Financial Statements, Company has no material liabilities or obligations, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to December 31, 2025, (ii) obligations under contracts and commitments incurred in the ordinary course of business subsequent to December 31, 2025 and (iii) liabilities and obligations of a type or nature not required under GAAP to be reflected in the Company Financial Statements, which, in all such cases, would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect. Except as disclosed in the Company Financial Statements, Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation. Company has maintained a standard system of accounting established and administered in accordance with its accounting principles and methodologies (règles et méthodes comptables) and GAAP.

Section 3.14. Changes. Since December 31, 2025, except as set forth on Section 3.14 of the Company Disclosure Letter or required herein for purpose of completion of the Transactions, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of Company from that reflected in the Company Financial Statements, except changes in the ordinary course of business that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(c) any waiver or compromise by Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim, or encumbrance or payment of any obligation by Company, except in the ordinary course of business and the satisfaction or discharge of which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(e) any material change to a Material Contract by which Company or any of its assets was bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder of Company;

(g) any resignation or termination of employment of any officer or Key Employee of Company; provided that all officers and directors listed on Exhibit 2.2(b)(iv) shall have resigned at Closing;

(h) any mortgage, pledge, transfer of a security interest in, or lien, created by Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable and liens that arise in the ordinary course of business and do not materially impair Company’s ownership or use of such property or assets;

(i) any loans or guarantees made by Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j) any declaration, setting aside or payment or other distribution in respect of any of Company’s capital stock, or other securities of Company, or any direct or indirect redemption, purchase, or other acquisition of any of such capital stock or other securities by Company;

(k) any sale, assignment or transfer of any Company Intellectual Property that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(l) receipt of notice that there has been a loss of, or material order cancellation by, any major customer of Company;

(m) any capital expenditures or commitments, including trade payables and other liabilities incurred in the normal course of business, that aggregate in excess of €50,000, except for Transaction Expenses;

(n) to Company’s Knowledge, any other event or condition of any character, other than events affecting the economy or Company’s industry generally, that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; or

(o) any arrangement or commitment by Company to do any of the things described in this Section 3.14.

Section 3.15. Employee Benefit Plans and Employee Matters.

(a) As of the date hereof, Company employs [***] full-time employees, [***] executive officer, [***] part-time employees, and uses [***] consultants or independent contractors, and all of the full-time and part-time employees render services to Company at the offices listed in Section 3.15(a) of the Company Disclosure Letter. Section 3.15(a) of the Company Disclosure Letter sets forth a list of each employee and consultant currently providing services to Company together with such person’s title/job description or missions. Section 3.15 (a) of the Company Disclosure Letter sets forth a list of each Key Employee under the heading “Key Employee”. Section 3.15(a) of the Company Disclosure Letter sets forth a detailed description of all compensation, including salary, bonus, commission (if any), severance obligations, fees, and deferred compensation paid or payable for each officer, employee, consultant and independent contractor of Company and the current leave status of all such persons. Except as set forth on Section 3.15(a) of the Company Disclosure Letter, Company has no outstanding severance, deferred compensation, fees or obligations to provide compensation or benefits upon termination of employment or service. No consultant or independent contractor hired by Company is entitled to consider that he benefits from an employment agreement entered into with Company.

(b) To Company’s Knowledge, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee’s ability to promote the interest of Company or that would conflict with Company’s business. Neither the execution, delivery or performance of this Agreement and the Related Agreements, nor the carrying on of Company’s business by the employees of Company, nor the conduct of Company’s business as now conducted and as presently proposed to be conducted, will, to Company’s Knowledge, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(c) Company is not delinquent in payments to any of its employees, consultants, or independent contractors for any wages, salaries, commissions, bonuses, fees or other direct compensation for any service performed for it to the date hereof or amounts required to be reimbursed to such employees, consultants, or independent contractors. Company has complied in all material respects with all applicable equal employment opportunity laws and with other laws related to employment, including those related to wages, hours, worker classification, and collective bargaining. Employees employed under the Cadre dirigeant status actually take part in the management of Company. Except as set forth on Section 3.15(c) of the Company Disclosure Letter, Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all amounts required to be withheld from employees of Company and is not liable for any arrears of wages, taxes, penalties, or other sums for failure to comply with any of the foregoing.

(d) To Company’s Knowledge, no Key Employee intends to terminate employment with Company or is otherwise likely to become unavailable to continue as a Key Employee of Company, nor does Company have a present intention to terminate the employment of any of its Key Employees. Except as required by applicable Legal Requirements (including, but not limited to, the collective bargaining agreement applicable to Company), Company has no policy, practice, plan, or program of paying severance pay or any form of severance compensation in connection with the termination of employment services.

(e) Company has not made any representations regarding equity incentives to any officer, employees, director or consultant that are inconsistent with the share amounts and terms set forth in Company’s Board of Directors’ minutes.

(f) Each former Key Employee, if any, whose employment was terminated by Company has entered into an agreement with Company providing for the full release of any claims against Company or any related party arising out of such employment.

(g) Section 3.15(g) of the Company Disclosure Letter lists all Company Plans. Company does not have any express or implied commitment to (x) create, incur liability with respect to, or cause to exist any other employee benefit plan, program or arrangement, (y) enter into any contract or agreement to provide compensation or benefits to any individual or (z) modify, change or terminate any Company Plan. Company has posted in the Company Data Room a true and complete copy of each Company Plan (or a written summary of any Company Plan that is not in writing) (other than plans required under applicable Legal Requirements (including the collective bargaining agreement applicable to Company)) and a true and complete copy of each material document prepared in connection with each relevant Company Plan.

(h) None of the Company Plans provides for the payment of separation, severance, termination or similar benefits to any person or obligates Company to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Plan that will or may result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits. No Company Plan provides, or reflects or represents any liability to provide, retiree health, disability or life insurance coverage to any person for any reason, except as may be required by any applicable law or statute, and Company has never represented, promised or contracted (in written form) to any employee (either individually or to employees as a group) or any other person that such employee or other person would be provided with health, disability or life insurance coverage after retirement or other termination of service, except to the extent required by law or statute.

(i) Each Company Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Legal Requirements. Company has performed all obligations required to be performed by it (including the timely payment of contributions, payments and insurance premiums) under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Company Plan. No action, claim or proceeding is pending or, to the Company’s Knowledge, threatened with respect to any Company Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could give rise to any such action, claim or proceeding.

(j) Company (i) is, and at all times has been, in material compliance with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Company employees; (ii) has withheld and reported all amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to Company employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with the applicable Legal Requirements of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for Company employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or, to the Company’s Knowledge, threatened or reasonably anticipated claims or Proceedings against Company under any worker’s compensation policy or long-term disability policy.

(k) Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any written express contract, commitment or arrangement with any labor union, and no labor union has requested or, to the Company’s Knowledge, has sought to represent any of the employees, representatives or agents of Company. There is no strike or other labor dispute involving Company pending, or to Company’s Knowledge, threatened, which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, nor is Company aware of any labor organization activity involving its employees.

(l) Company does not have any employees subject to U.S. Legal Requirements.

(m) No Company Plan is subject to U.S. Legal Requirements.

(n) To Company’s Knowledge, none of the Key Employees or directors of Company has been (i) subject to voluntary or involuntary petition under laws or any insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his business or property; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (iii) subject to any order, judgment, or decree (not subsequently reversed, suspended, or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him from engaging, or otherwise imposing limits or conditions on his engagement in any securities, investment advisory, banking, insurance, or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the French Market Authority to have violated any securities, commodities, or unfair trade practices law, which such judgment or finding has not been subsequently reversed, suspended, or vacated.

(o) None of the employment policies or practices of Company is currently being audited or investigated by any Governmental Entity. To Company’s Knowledge, Company has been for the last three (3) years in compliance in all material respects with all applicable Legal Requirements, Contracts and policies relating to employment, employment practices, wages, hours and terms and conditions of employment.

Section 3.16. Tax Returns and Payments.

(a) Company has timely filed all Tax Returns that it was required to file under applicable Legal Requirements. All such Tax Returns were correct and complete in all material respects. All Taxes due and owing by Company (whether or not shown on any Tax Return) have been paid in full. Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by an authority in a jurisdiction where Company does not file Tax Returns that Company is or may be subject to taxation by that jurisdiction. Company is not subject to Tax in any jurisdiction other than its jurisdiction of incorporation or formation by virtue of having a permanent establishment, other place of business or employees in that jurisdiction. There are no Encumbrances for Taxes upon any of the assets of Company.

(b) Company withheld or collected and paid all Taxes that were required to have been withheld or collected and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, customer, stockholder, or other third party, and has complied with all reporting requirements with respect thereto. Company has complied in all material respects with the requirements of applicable sales and use, value added and goods and services Legal Requirements, including by properly registering therefor, collecting and remitting Taxes required to be collected and remitted by any applicable Legal Requirements or under any written Contract between Company and an applicable Tax Authority, and returning all Taxes erroneously collected from any Person to such Person (or, if such Person cannot be located or is no longer in business, remitting such sales Tax to the appropriate Governmental Entity).

(c) Except as set forth in Section 3.16(c) of the Company Disclosure Letter, no Proceedings relating to Taxes are pending or being conducted with respect to Company. Company has not received from any Governmental Body any (i) written notice indicating an intent to open an audit, examination or other administrative or court proceeding involving Taxes, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment of or any amount of Tax proposed, asserted, or assessed by any Governmental Entity against Company which has not been resolved in full.

(d) To Company’s Knowledge, Company has delivered, or made available, to Purchaser correct and complete copies of all Tax Returns of Company, and all examination reports, and statements of deficiencies assessed against or agreed to by Company filed or received since January 1, 2022.

(e) Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) Company has never been a party to nor bound by any Tax allocation, indemnification, sharing or similar agreement under which Purchaser or Company could be liable for any Taxes, in each case other than any Commercial Tax Agreement.

(g) Company has (i) never been a member of an affiliated, combined, unitary or other similar group for U.S., state, local or foreign income Tax purposes and the Company is not a successor to such a member; and (ii) no Liability for the Taxes of any Person (other than the Company) as a transferee or successor, by Contract other than any Commercial Tax Agreement or under applicable Legal Requirements.

(h) Except the JV, Company has never been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes and Company has never had any Subsidiaries.

(i) Neither Purchaser nor Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting by the Company for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed by the Company prior to the Closing; (iii) prepaid amount received by the Company prior to the Closing; or (vi) use of an improper method of accounting by the Company for a taxable period ending on or prior to the Closing Date.

(j) Where required by applicable Legal Requirement, Company (i) is registered for VAT purposes, (ii) has made, given, obtained and kept up to date, full and accurate records, invoices and documents appropriate or required for the purposes of VAT and (iii) has complied in all material respects with all applicable VAT legislation and customs Legal Requirements and in particular has filed all returns and made all payments of VAT on a timely basis. All duties, including customs duties, import, and value added Tax that were due and payable to a Governmental Entity in respect of any asset or goods imported or owned by Company have been paid.

(k) To Company’s Knowledge, Company is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of Company. All intercompany arrangements have been adequately documented, and such documents have been duly executed in a timely manner. To Company’s Knowledge, the prices for any property or services (or for the use of any property) provided by or to Company are arm’s length prices for purposes of all applicable transfer pricing Legal Requirements.

(l) The transactions set forth in this Agreement will not result in any Tax liability of Company under applicable Legal Requirements.

(m) Company is eligible to benefit from the R&D tax credit provided for under article 244 quarter B of the French Tax Code.

(n) Neither the Company nor the JV have made an election under U.S. Treasury regulation section 301.7701-3 by filing Internal Revenue Service Form 8832, Entity Classification Election.

Section 3.17. Insurance. Company has in full force and effect fire and casualty insurance policies with extended coverage, sufficient in amount (subject to reasonable deductions) to allow it to replace any of its properties that might be damaged or destroyed, together with general liability, errors and omissions, employment practices, directors’ and officers’ liability insurance, key-person insurance and such other policies of insurance as are customary for similarly situated companies. Section 3.17 of Company Disclosure Letter lists all insurance policies currently maintained by Company.

Section 3.18. Non-Compete. The employment agreements of each of Company’s Key Employees contain non-compete undertakings, as set forth in Section 3.18 of the Company Disclosure Letter.

Section 3.19. Permits. Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business, the lack of which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority.

Section 3.20. Corporate Documents. The certificate of incorporation of Company (extrait K-bis) and Company Existing Bylaws in effect as at the date hereof are in the form posted in the Company Data Room. The minute books of Company contain minutes of all meetings of directors and stockholders of Company, and all actions by written consent without a meeting by the directors and stockholders of Company, since the date of the formation of Company and accurately reflect in all material respects all actions by the directors (and any committee of directors) and stockholders of Company, respectively, with respect to all transactions referred to in such minutes.

Section 3.21. Environmental and Safety Laws. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (a) to the Company’s Knowledge, the Company is and has been in compliance with all material Environmental Laws applicable to it in the past three (3) years; (b) there has been no release or to Company’s Knowledge threatened release of any pollutant, contaminant or toxic or hazardous material, substance or waste, or petroleum or any fraction thereof, (each, a “Hazardous Substance”) on, upon, into or from any site currently or heretofore owned, leased or otherwise used by Company; (c) to the Company’s Knowledge, there have been no Hazardous Substances generated by Company that have been disposed of or come to rest at any site that has been included in any published Environmental Laws applicable to Company; and (d) there are no underground storage tanks located on, no polychlorinated biphenyls (“PCBs”) or PCB-containing equipment used or stored on any site owned or operated by Company, except for the storage of hazardous waste in compliance with applicable Environmental Laws.

Section 3.22. Obligations of Management. To Company’s Knowledge, each Key Employee of Company is currently devoting substantially all of his or her business time to the conduct of the business of Company. To Company’s Knowledge, no officer or Key Employee of Company currently intends to work less than full time at Company in the future, it being understood that any such future change would remain subject to applicable labor laws, employee rights and collective bargaining agreements. To Company’s Knowledge, no officer or Key Employee is currently working or currently intends to work for a competitive enterprise, whether or not such officer or Key Employee is or will be compensated by such enterprise in accordance with applicable labor laws and contractual obligations.

Section 3.23. Brokers. Except as set forth in Section 3.23 of the Company Disclosure Letter, no Person has or will have any right, interest or claim for any commission, fee or other compensation as a result of or in connection with the completion of the Transactions as a finder or broker because of any act or omission by Company.

Section 3.24. Compliance with Laws; Regulatory Matters.

(a) To Company’s Knowledge, Company is, and has during the past five years been, in compliance in all material respects with all applicable Legal Requirements, including Legal Requirements relating to exportation of goods and services, securities law matters and Taxes, which affect the business, properties, assets and activities of Company. During the past five years, Company has not received any written notice or other written communication from any Governmental Entity or other Person regarding any actual or possible violation in any material respect of, or failure to comply in any material respect with, any applicable Legal Requirement.

(b) All Company Products that are commercialized at the date hereof (excluding, for the avoidance of doubt, any Company Product currently in development) are in compliance in all material respects with all applicable requirements under applicable Health Care Laws in the jurisdictions in which such currently commercialized Company Products are or have been marketed, sold, distributed, developed, manufactured, labeled, stored, tested and otherwise produced by or on behalf of Company. Section 3.24(b) of the Company Disclosure Letter sets forth a complete and correct list of all Regulatory Authorizations from any Governmental Entity which administers applicable Health Care Laws held by Company, and there are no other Regulatory Authorizations required for Company or the Company Products in connection with the conduct of the business of Company as currently conducted.

(c) Neither Company nor any officer, employee nor, to the Company’s Knowledge, any agent of Company within its/his/her activities conducted on behalf of Company, has made an untrue statement of a material fact or fraudulent statement to any Governmental Entity which administers any applicable Health Care Laws or failed to disclose a material fact required to be disclosed to any such Governmental Entity which administers any such Health Care Laws.

(d) All preclinical and clinical trials in respect of the activities of Company being conducted by or on behalf of Company are being or have been conducted in compliance in all material respects with the required experimental protocols, procedures and controls recognized under applicable Legal Requirements. No clinical trial conducted by or on behalf of Company has been terminated or suspended by the applicable Governmental Entity, and no applicable Governmental Entity has commenced or threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, suspend or materially restrict, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of any of Company.

(e) No Company Product has been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise) or has been the subject of any investigator notices, safety alerts, or other notice of action related to an alleged lack of safety, efficacy, or regulatory compliance. No proceedings (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of any such product or product candidate or Regulatory Authorizations are pending or threatened against Company or any of its Affiliates, nor have any such proceedings been pending at any time. Company has, prior to the execution of this Agreement, provided or made available to Purchaser accurate summaries of all significant adverse events relating to any Company Product. In addition, Company has filed all annual and periodic reports, amendments and safety reports required for any Company Product required to be made to the French Ministry of Health and ANSM.

(f) No manufacturing site which assists in the manufacture of a Company Product has been subject to a governmental shutdown or import or export prohibition with respect to a Company Product.

(g) Neither Company nor any employee of Company has been debarred, and, to Company’s Knowledge, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a debarment or exclusion are pending or threatened in writing against any of Company or its officers, employees, or to the Company’s Knowledge, consultants or agents.

(h) Company is not a party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(i) Company has complied with all applicable laws and regulations with respect to disclosure obligations pursuant to articles L. 1453-1 seq. of the French Public Health Code (regulatory frameworks known as “DMOS” and “Transparency”).

Article IV

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As a material inducement to Purchaser to enter into this Agreement and to consummate the Transactions, each Seller (severally and not jointly) represents and warrants as to such Seller to Purchaser as set forth in this Article IV.

Section 4.1. Ownership. Such Seller is or will be immediately prior to Closing the true and lawful owner, of record and beneficially, of such Seller’s Sold Securities, as set forth opposite its name in Section 4.1 of the Company Disclosure Letter, free and clear of any Encumbrances (subject to transfer restrictions provided in Company Shareholders’ Agreements). Except under the Company Shareholders’ Agreements, and the Transaction Documents to which he/she/it is a party, such Seller has not sold, transferred, assigned, pledged, encumbered, or granted any right of first offer, right of first refusal or other similar right in any such Seller’s Sold Securities, or agreed, committed, resolved or otherwise incurred any obligation to sell, transfer, assign, pledge, encumber or grant any right of first offer, right of first refusal or other similar right with respect to such Seller’s Sold Securities.

Section 4.2. Capacity.

(a) Such Seller has the power, legal capacity and authority at the date hereof, and will have at the date of Closing, to enter into, comply with and perform all of such Seller’s covenants and obligations under the Transaction Documents to which such Seller is or may become a party. The Transaction Documents, when executed and delivered by such Seller, constitute legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Such Seller is not subject to any order that may have an adverse effect on such Seller’s ability to comply with or perform any of such Seller’s covenants or obligations under the Transaction Documents.

Section 4.3. No Conflicts; Consents. As of the date hereof and as of the Closing Date, the execution, delivery, and performance by each Seller of the Transaction Documents to which it is a party, and the consummation of the Transactions, do not and will not: (a) conflict with or result in a violation or breach of any provision of the Organizational Documents of such Seller; (b) result in a violation or breach of any provision of any Law or order applicable to such Seller. No consent, permit, order, declaration, or filing with, or notice to, any Person or Governmental Entity is required by or with respect to such Seller in connection with the execution and delivery of any Transaction Document to which it is a party and the consummation of the Transactions.

Section 4.4. No Proceedings. There is no Proceeding pending, and no Person has threatened to commence any Proceeding, that may have an adverse effect on the ability of such Seller to comply with or perform any of such Seller’s covenants or obligations under the Transaction Documents. To such Seller’s knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding.

Section 4.5. No Continuing Rights. Such Seller acknowledges that, immediately following the Closing, except pursuant to the Transaction Documents, (a) such Seller shall have no rights with respect to the Sold Securities, including as a shareholder or security holder of Company with respect to any future sale, acquisition, merger, liquidation, dissolution or other corporate event regarding Company or its assets, (b) such Seller shall have no remaining rights pursuant to the Company Shareholders’ Agreements, terminated as at the Closing Date, (c) Company has no outstanding Indebtedness to such Seller, and (d) such Seller shall have no right to employment with Company.

Section 4.6. Investment Representations.

(a) Such Seller is aware that the Purchaser Common Stock and/or Purchaser Warrants issued pursuant to this Agreement may not be registered under the Securities Act at the time of issuance and, if not so registered, may constitute “restricted securities” under Rule 144 promulgated under the Securities Act. Such Seller also understands that such securities may be offered and sold pursuant to an exemption from registration under the Securities Act based in part upon such Seller’s representations contained in this Article IV.

(b) Such Seller is obtaining the Purchaser Common Stock and/or Purchaser Warrants issued pursuant to this Agreement for its own account and has no present intention of distributing or selling such Purchaser Common Stock except as permitted under the Securities Act, applicable state securities Laws ; provided, however, that the foregoing shall not restrict or be construed to limit any such Seller’s ability to sell Registrable Securities pursuant to an effective Registration Statement filed in accordance with Section 6.10of this Agreement.

(c) Such Seller that is a Regulation S Seller (as defined below) has had access to such publicly available information regarding Purchaser as it has deemed necessary or appropriate in connection with its receipt of the Purchaser Common Stock and/or Purchaser Warrants, and has had the opportunity to ask questions of, and receive answers from, representatives of Purchaser concerning Purchaser and the terms of the transactions contemplated hereby, and to consult with its own legal, tax, financial, and other advisors to the extent it has deemed appropriate. Such Seller that is not a Regulation S Seller (each, a “Regulation D Seller”) either (i) has sufficient knowledge and experience in financial and business matters, alone or together with its Purchaser Representative (as defined in Rule 501 of Regulation D), such that it is capable of evaluating the merits and risks of the prospective investment in Purchaser Common Stock and/or Purchaser Warrants, or (ii) has appointed a Purchaser Representative, acknowledged in writing during the course of the transaction, who together with such Seller is capable of evaluating the merits and risks of such investment.

(d) Such Regulation S Seller has had the opportunity to consult with legal, financial, tax, and other advisors of its own choosing in connection with its receipt of the Purchaser Common Stock and/or Purchaser Warrants to the extent it has deemed appropriate to protect its interests in connection with the transactions contemplated hereby. Such Regulation D Seller either (i) by virtue of its own business or financial expertise, has the capacity to protect its own interests in connection with the issuance of the Purchaser Common Stock and/or Purchaser Warrants, or (ii) has appointed a Purchaser Representative who, together with such Seller, has the capacity to protect such Seller’s interests in connection with such issuance.

(e) Such Seller understands that the Purchaser Common Stock and/or Purchaser Warrants issued pursuant to this Agreement may not be transferred or resold except (i) pursuant to an effective registration statement under the Securities Act, (ii) pursuant to Rule 144 under the Securities Act, or (iii) pursuant to another available exemption from registration under the Securities Act. Such Seller acknowledges that Purchaser has agreed to file a resale registration statement with respect to such securities pursuant to Section 6.10 of this Agreement and that any transfer of such securities will remain subject to the resale limitations set forth in the Resale Organization Agreement and applicable securities laws. Such Seller has been advised or is aware of the provisions of Rule 144, as in effect from time to time, which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information about Purchaser, the resale occurring following the required holding period under Rule 144, and the number of shares being sold during any three-month period not exceeding specified limitations; provided, however, that the volume limitations and other conditions of Rule 144 shall not apply to sales of Registrable Securities made pursuant to an effective Registration Statement in accordance with Section 6.14 of this Agreement. Such Seller further understands and agrees that an appropriate restrictive legend will be placed on any certificates issued representing shares to be issued pursuant to this Agreement and appropriate stop transfer instructions will be placed with Purchaser’s transfer agent with respect to the transfer of shares issued pursuant to this Agreement.

(f) Each Seller represents, except for the completion of ODI Registrations applicable to the ODI Shareholders, as to such Seller, that the issuance of the Purchaser Common Stock and/or Purchaser Warrants pursuant to this Agreement is not in violation in any material respect of applicable Laws of such Seller’s jurisdiction of residence, including (i) the legal requirements within its jurisdiction for the receipt of such Purchaser Common Stock and/or Purchaser Warrants, (ii) any foreign exchange restrictions applicable to such acquisition, (iii) any government or other Consents that it may need to obtain in connection with such acquisition, and (iv) the Income Tax and other Tax consequences, if any, that may be relevant for it with respect to the purchase, holding, redemption, sale or transfer of such Purchaser Common Stock and/or Purchaser Warrants.

(g) Such Seller either is (x) an “accredited investor” (as defined in Regulation D promulgated under the Securities Act) or (y) not a “U.S. person” within the meaning of Rule 902 of Regulation S of the Securities Act and is not acquiring Purchaser Common Stock pursuant to this Agreement for the account or benefit of any U.S. Person within the meaning of Rule 902 of Regulation S of the Securities Act (each such Seller, a “Regulation S Seller”). Prior to the date of Closing, each Seller shall represent to the Company whether the Seller is a Regulation S Seller or a Regulation D Seller (and, for each Regulation D Seller, whether such Seller is an accredited investor, provided that if there are more than 35 non-accredited investors, Purchaser may issue cash in lieu of Purchaser Common Stock to such non-accredited investor Regulation D Seller). Such Regulation S Seller further represents that (i) it was not located in the United States at the time the offer to receive the Purchaser Common Stock and/or Purchaser Warrants was made or accepted, (ii) it is acquiring such securities in an offshore transaction within the meaning of Regulation S, (iii) it is not acquiring such securities for the account or benefit of any U.S. Person, and (iv)the Purchaser Common Stock and/or Purchaser Warrants constitute equity securities of a domestic reporting issuer and are therefore subject to a distribution compliance period of six (6) months from the date of issuance of such securities pursuant to Rule 903(b)(3) of Regulation S, during which period it shall not offer or sell such securities to a U.S. person or for the account or benefit of a U.S. person, and shall not engage in any hedging transactions with respect to such securities unless in compliance with the Securities Act, (v) it agrees to resell such securities only (A) in accordance with the provisions of Regulation S, (B) pursuant to an effective registration statement under the Securities Act, or (C) pursuant to an available exemption from the registration requirements of the Securities Act, and (vi) it has not engaged and will not engage, directly or indirectly, in any directed selling efforts (as defined in Rule 902 of Regulation S) with respect to the Purchaser Common Stock and/or Purchaser Warrants..

(h) Such Seller understands that the shares of Purchaser Common Stock to be received by it in connection with the transactions contemplated by this Agreement may be notated with one or more of the following legends:

(1) “THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”;

(2) THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE SECURITIES HAVE BEEN ISSUED PURSUANT TO REGULATION S UNDER THE SECURITIES ACT AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (C) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; and

(3) any legend required by applicable securities Laws to the extent such Laws are applicable to the shares of Purchaser Common Stock or Purchaser Warrants represented by the certificate, instrument, or book entry so legended.

(i) Such Seller is located at the address set forth next to such Seller’s name on Section 4.6(i) of Company Disclosure Letter.

Article V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As a material inducement to Company and each Seller to enter into this Agreement and to consummate the Transactions, Purchaser represents and warrants to the Sellers with respect to Purchaser that the representations and warranties set forth in this Article V are true and accurate as at the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date, which shall be true and accurate as of such date). The representations and warranties set forth in this Article V are qualified by the Purchaser Disclosure Letter, which Purchaser Disclosure Letter shall be arranged in sections corresponding to the numbered and lettered sections and subsections contained in this Article V, and the disclosures in any section or subsection of the Purchaser Disclosure Letter shall qualify other sections and subsections in this Article V only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

Section 5.1. Organization, Good Standing, Authority.

(a) Purchaser is a corporation that was duly organized, is validly existing, and in good standing (if the concept of good standing applies) under the Laws of the State of Delaware.

(b) Purchaser has full corporate power and authority at the date hereof, and will have at the date of Closing, to enter into, comply with and perform all of Purchaser’s covenants and obligations under each Transaction Document to which it is a party, to carry out its obligations under such Transaction Documents, and to consummate the Transactions. The execution and delivery by Purchaser of each Transaction Document to which it is a party, the performance by Purchaser of its obligations under such Transaction Documents, and the consummation by Purchaser of the Transactions have been duly authorized by all requisite corporate action on the part of Purchaser. The Transaction Documents, when executed and delivered by Purchaser, constitute legal, valid, and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as such enforceability may be limited by the Remedies Exception.

Section 5.2. No Conflicts; Consents. As of the date hereof and as of the Closing Date, the execution, delivery, and performance by Purchaser of the Transaction Documents to which it is a party, and the consummation of the Transactions, do not and will not: (a) conflict with or result in a violation or breach of any provision of the Organizational Documents of Purchaser; (b) result in a violation or breach of any provision of any Law or order applicable to Purchaser. No consent, permit, order, declaration, or filing with, or notice to, any Person or Governmental Entity is required by or with respect to Purchaser in connection with the execution and delivery of any Transaction Document to which it is a party and the consummation of the Transactions except for the FDI Clearance.

Section 5.3. Investment Purpose. Purchaser is acquiring the Sold Securities solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Sold Securities are not registered under the Securities Act, as amended, or any state securities laws, and that the Sold Securities may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Purchaser is able to bear the economic risk of holding the Sold Securities for an indefinite period (including total loss of its investment) and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 5.4. SEC Reports. Accurate and complete copies of each report, registration statement, prospectus, schedule, form, statement, and definitive proxy statement that Purchaser has filed with the SEC in the 12-month period preceding the date of this Agreement (collectively, the “SEC Reports”) have been filed through the SEC EDGAR system. As of the time it was filed with the SEC by Purchaser: (a) each SEC Report was timely filed and complied in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder (as the case may be), and (b) none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither Purchaser nor any of its consolidated or unconsolidated Subsidiaries have, since the end of the last fiscal year for which certified financial statements of Purchaser and its consolidated Subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (x) failed to pay any dividend or sinking fund installment on preferred stock; or (y) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated Subsidiaries, taken as a whole.

Section 5.5. Purchaser Common Stock. Upon issuance, the Purchaser Common Stock and/or Purchaser Warrants issued as Upfront Stock Consideration or in respect of Earnout Consideration will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any option, call, preemptive, subscription or similar rights or Encumbrances, other than Permitted Encumbrances and restrictions on transfer imposed by state and federal securities Laws.

Section 5.6. Financial Statements. Purchaser’s financial statements set forth in the SEC Reports filed since January 1, 2024 (the “Purchaser Financial Statements”) have been prepared in accordance with GAAP (except as may be indicated in any notes thereto). Each balance sheet in the Purchaser Financial Statements is accurate and complete in all material respects and fairly presents in all material respects the financial condition of Purchaser as of its respective date. Each statement of income and cash flows in the Purchaser Financial Statements is accurate and complete in all material respects and fairly presents in all material respects the results of operations and cash flows, respectively, of the Purchaser for the periods covered thereby. Notwithstanding the foregoing, the interim Purchaser Financial Statements (i.e., Purchaser Financial Statement as of a period other than a fiscal year-end) are subject to customary year-end adjustments and lack footnotes. Purchaser maintains a system of internal account controls and procedures designed to record transactions as reasonably necessary to permit the preparation of its financial statements in conformity with GAAP.

Section 5.7. Capitalization of Purchaser. As of February 28, 2026, the most recent practicable date, the authorized capital stock of the Purchaser consists of (i) 300,000,000 shares of Purchaser Common Stock, of which, as of February 28, 2026, 97,248,936 shares are issued and outstanding, as well as (x) 23,721,108 shares reserved for issuance pursuant to the Company’s stock option, restricted stock and stock purchase plans, comprised of 4,227,412 shares issuable upon the exercise of outstanding options and stock appreciation rights, and 15,647,321 shares of unvested restricted share units and 3,846,375 remaining shares available for future grants under Purchaser’s various equity plans and (y) 51,401,694 shares issuable upon conversion of Purchaser’s Series A Convertible Preferred Stock, and (ii) 10,000,000 shares of preferred stock, $0.001 par value, of which (x) 24,000 shares are designated as Series A Convertible Preferred Stock, of which, as of February 28, 2026, 21,008 shares are issued and outstanding. No other shares of Purchaser Common Stock, or securities exercisable or exchangeable for, or convertible into, shares of Purchaser Common Stock, are issued or outstanding. Additionally, Purchaser may become obligated to issue additional earnout shares under the APT acquisition agreement, depending on the extent to which the product revenue and regulatory approval milestones are met through September 30, 2029, but in no event more than 19.9% of the total number of shares of Purchaser’s common stock issued and outstanding immediately prior to July 31, 2024, which, if issued, would be “restricted securities.” As of February 28, 2026, Purchaser registered up to 4,613,380 of such additional earnout shares of which, as of that date, 1,419,523 shares have been issued.

Section 5.8. Litigation.

Purchaser is not subject to any order that may have an adverse effect on Purchaser’s ability to comply with or perform any of Purchaser’s covenants or obligations under the Transaction Documents. There is no Proceeding pending, and no Person has threatened to commence any Proceeding, that may have an adverse effect on the ability of Purchaser to comply with or perform any of Purchaser’s covenants or obligations under the Transaction Documents. To Purchaser’s knowledge, no event has occurred, and no claim, dispute or other condition or circumstance exists, that could reasonably be expected to directly or indirectly give rise to or serve as a basis for the commencement of any such Proceeding.

Section 5.9. Disclosure.

No representation or warranty of Purchaser contained in this Agreement, as qualified by the Related Agreements, or the exhibits attached hereto and thereto, and no certificate furnished or to be furnished to Company and Sellers at the Closing contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

Section 5.10. Compliance with Laws; Regulatory Matters.

(a) To the Purchaser’s Knowledge, Purchaser is, and has during the past five years been, in compliance in all material respects with all applicable Legal Requirements, including Legal Requirements relating to exportation of goods and services, securities law matters and Taxes, which affect the business, properties, assets and activities of Purchaser. During the past five years, Purchaser has not received any written notice or other communication from any Governmental Entity or other Person regarding any actual or possible violation in any material respect of, or failure to comply in any material respect with, any applicable Legal Requirement.

(b) Neither Purchaser nor any officer, employee or, to the Purchaser’s Knowledge, agent of Purchaser within its/his/her activities conducted on behalf of Purchaser, has made an untrue statement of a material fact or fraudulent statement to any Governmental Entity which administers any applicable Health Care Laws or failed to disclose a material fact required to be disclosed to any such Governmental Entity which administers any such Health Care Laws.

(c) All preclinical and clinical trials in respect of the activities of Purchaser being conducted by or on behalf of Purchaser are being or have been conducted in compliance in all material respects with the required experimental protocols, procedures and controls recognized under applicable Legal Requirements. No clinical trial conducted by or on behalf of Purchaser has been terminated or suspended by the applicable Governmental Entity, and no applicable Governmental Entity has commenced or threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, suspend or materially restrict, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of any of Purchaser.

(d) Neither Purchaser nor any employee of Purchaser has been debarred, and, to the Purchaser’s Knowledge, no claims, actions, proceedings or investigations that would reasonably be expected to result in such a debarment or exclusion are pending or threatened against any of Company or its officers, or, to the Purchaser’s Knowledge, consultants, employees or agents.

(e) Purchaser is not a party to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

Section 5.11. Absence of ongoing side discussion.

As at the date of this Agreement, Purchaser has not negotiated, and is not currently negotiating, with MicroPort Medbot or any of its Affiliate regarding any potential amendment, supplement, restate or otherwise modification of the JV Agreements in a manner that results in the Purchaser, the Company or any of their Affiliates receiving or becoming entitled to receive any economic benefit that was not provided for under the terms of such JV Agreement as in effect on the Closing Date, including, without limitation, by way of the grant of Company’s Product rights, option rights, intellectual property rights, license rights, distribution rights or any other rights or entitlements of any nature whatsoever to the benefit of the Joint Venture, the shareholders of the Joint Venture and/or their Affiliates. For the sake of clarity, nothing in this Agreement shall restrict or otherwise prevent the Purchaser from initiating and conducting negotiations following signing of this Agreement.

Article VI

COVENANTS

Section 6.1. Conduct of Business Prior to Closing. During the period from the date of this Agreement to the Closing, except (i) as expressly contemplated or permitted by this Agreement or any Related Agreement or (ii) as Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), each Seller and the Manager shall, within the limits of their respective powers as shareholders, board members, or officers of the Company, use Commercially Reasonable Efforts to cause the Company to, (A) conduct its business in the ordinary course of business, (B) use Commercially Reasonable Efforts to maintain and preserve intact the Company’s current business, organization, goodwill, relationships with customers, suppliers, independent contractors, lenders, landlords, regulators and others having business dealings with it, retain the services of the Company’s officers and employees, preserve its assets and properties in good repair and condition consistent with past practice, and maintain capital expenditure levels consistent with past practice, and (C) promptly (and in any event within five (5) Business Days) notify Purchaser of and provide to Purchaser a copy of, (1) any notice or other communication the Company receives from (y) any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions or (z) any Governmental Entity relating to the Company’s business or (2) any change(s) that, individually or in the aggregate, have had or would reasonably be expected to (y) have a Material Adverse Effect or (z) delay or impede the ability of any of the Parties to perform their material obligations under any of the Transaction Documents (taken as a whole) or consummate any of the Transactions, and (D) deliver to Purchaser copies of the Company’s monthly financial statements within ten (10) calendar days after the end of each month. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing (or the termination of this Agreement in accordance with its terms), except (i) as expressly contemplated or permitted by this Agreement and Related Agreements (including the Equity Pre-Closing Transactions and the Debt Restructuring), (ii) as set forth on Section 6.1 of the Company Disclosure Letter, (iii) as Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), or (iv) as contemplated by and consistent with the operating budget of the Company for the second quarter of 2026 (April 1, 2026 through June 30, 2026), as attached as Exhibit 6.1 (the “Approved Q2 Budget”), each Seller and the Manager shall, within the limits of their respective powers as shareholders, board members, or officers of the Company, use Commercially Reasonable Efforts to cause the Company not to:

(a) propose or adopt any amendments to the Company’s Organizational Documents;

(b) authorize, adopt or propose (i) a plan of complete or partial liquidation or dissolution of the Company or (ii) a merger or consolidation of the Company with or into any other Person;

(c) acquire in the name or on behalf of the Company, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other Person or business organization or division thereof;

(d) (i) grant to any employee any increase in, or agree to increase, base compensation or benefits paid or due to, or enter into or amend any employment, change-in-control or severance agreement with any employee, (ii) grant any bonuses to any employee, (iii) enter into or adopt any Benefit Plan or amend, terminate or modify in any material respect any existing Benefit Plan, or enter into or adopt any collective bargaining agreement except to the extent required by Law, or (iv) take any action to accelerate the vesting or payment, or in any other way secure the payment, of compensation or benefits under any Benefit Plan;

(e) incur or assume, or modify in any respect the terms of, any Indebtedness (other than (i) the Debt Restructuring or (ii) Indebtedness incurred in the ordinary course of business not to exceed $25,000 in the aggregate) or guarantee or otherwise become responsible for any such Indebtedness of another Person, or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company;

(f) permit, allow or suffer any of the Sold Securities or assets of the Company to become subjected to any Encumbrance;

(g) except in the context of the Debt Restructuring, cancel any Indebtedness payable to Seller in excess of $10,000 (individually or in the aggregate) or waive any claims or rights with a value in excess of $10,000 thereunder;

(h) make in the name or on behalf of the Company any loans, advances or capital contributions to, or investments in, any other Person;

(i) make with respect to the Company or its business any change in any method of financial accounting or accounting practice, principle or policy or practices affecting the reported consolidated assets, liabilities or results of operations of the Company, including (i) decreasing the amount of any reserves for doubtful accounts receivable or writing down or writing up the value of any inventory or equipment or other asset, and (ii) with respect to the payments of accounts payable and collections of accounts receivable, other than those required by applicable GAAP or Law;

(j) make or incur any capital expenditure or other expenses in the name or on behalf of the Company that is not currently approved in writing which, individually or in the aggregate, is in excess of $25,000;

(k) acquire, lease or dispose of any assets of the Company;

(l) form any Subsidiary of the Company;

(m) cause to expire or terminate, or fail to renew, any insurance policies of the Company currently in effect;

(n) (i) enter into any Contract that would have been a Material Contract if entered into prior to the date of this Agreement (other than renewals of existing Material Contracts on substantially similar terms), except to the extent required by Law, or (ii) materially amend, waive any material right under, terminate (other than terminations in accordance with the terms of such Material Contract), fail to renew (other than where the counterparty declines to renew) or permit the lapse of any Material Contract;

(o) take any action, or omit to take any action, which could result in a material default under any Material Contract;

(p) enter into, amend or terminate any collective bargaining agreement in respect of the employees;

(q) terminate the employment of any management-level employee;

(r) enter into any Contract or transaction in the name or on behalf of the Company with Seller or Affiliate of the Company or Seller;

(s) fail to maintain all material Permits of the Company in full force and effect and to timely file all material reports, statements, renewal applications and other filings, and pay all fees and charges in connection therewith, that are required to keep such Permits in full force and effect;

(t) with respect to Company Intellectual Property, (i) encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Company Intellectual Property or (ii) divulge, furnish to or make accessible any trade secrets within any Company Intellectual Property to any Person who is not subject to an enforceable written obligation to maintain the confidentiality of such trade secrets;

(u) disclose any material confidential or proprietary information of the Company or its business to any Person other than to Purchaser, Purchaser’s representatives, attorneys, Agile Capital Markets, accountants or Company’s employees, except in the context of the conciliation procedure or in the ordinary course of operations and consistent with past practices;

(v) waive, release, assign, settle or compromise any Proceeding involving the Company or threatened Proceeding involving the Company other than (i) settlements or compromises of such Proceedings that involve solely cash payments where the amount paid by the Company in settlement or compromise does not exceed $25,000 individually or $50,000 in the aggregate, or (ii) settlements or compromises made in the ordinary course of business that do not involve any admission of liability or wrongdoing and do not exceed $25,000 individually;

(w) with respect to the Company or its business, make or change any Tax election, change an annual accounting period, adopt or change any accounting method, amend any Tax Return, fail to file on a timely basis any Tax Return, fail to pay on a timely basis any Tax, enter into any closing or similar agreement with respect to Taxes, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or

(x) agree, whether in writing or otherwise, to do any of the foregoing.

The Purchaser shall, within three (3) Business Days from receipt of a written request for consent notified by the Sellers Representatives or the Manager, submit to the Sellers Representatives or the Manager its approval or refusal (together with the supporting reasons for such refusal). Failure by the Purchaser to notify the Sellers Representatives or the Manager of its approval or refusal within the aforementioned period shall be deemed a refusal of the action submitted to the Purchaser’s prior consent (it being specified that the Sellers Representative or the Manager may submit again the request for approval)

Section 6.2. Access to Information. From the date of this Agreement until the Closing, Manager shall, and shall cause the Company to, (a) provide to Purchaser and its representatives reasonable access, upon reasonable prior notice, to the officers, employees and agents of the Company, the properties, offices and other facilities of the Company, the books and records thereof (including Tax Returns) and the assets of the Company; provided that (x) Purchaser shall not have direct access to employees of the Company (other than officers) without the prior consent of the Manager or the Sellers Representatives (such consent not to be unreasonably withheld), (y) such access shall not unreasonably disrupt the normal operations of the Company, and (z) all on-site visits shall be coordinated through the Manager, and (b) furnish as promptly as practicable such information concerning the Company, its business and the Shares as Purchaser or their representatives may reasonably request; provided, however, that Manager or the Company may withhold any document or information the disclosure of which would violate any applicable Law (provided that Manager or the Company, as the case may be, shall use Commercially Reasonable Efforts to make appropriate substitute arrangements to permit reasonable disclosure of such document or information in a manner that does not violate any applicable Law, and shall otherwise notify Purchaser of any such disclosure withheld pursuant to this provision); provided further, however, that any such access or disclosure shall not require Manager or the Company to waive any applicable privilege (including attorney-client privilege) nor to violate any confidentiality obligation. All information exchanged pursuant to this Section 6.2 shall be subject to the confidentiality obligations set forth in Section 6.7 of this Agreement. In the event the Closing does not occur, the confidentiality obligations under Section 6.7 shall survive the termination of this Agreement in accordance with their terms.

Section 6.3. Public Announcements. The Purchaser shall have the sole right to announce the completion of the Transactions via a press release in such form and at such time as the Purchaser shall determine in its sole discretion, in accordance with applicable Legal Requirements (including securities laws and stock exchange rules applicable to Purchaser), it being specified that a draft press release has been shared with the Company. No Seller shall issue or cause the publication of any press release or other public announcement or disclosure with respect to this Agreement or the Transactions without the prior written consent of the Purchaser, provided however, that (i) each Party may, without the prior consent of the Purchaser, make any public disclosure that such Party determines in good faith is required by applicable Legal Requirements, in which case such Party shall use reasonable best efforts to provide the Purchaser with a copy of such disclosure and a reasonable opportunity to comment thereon prior to its release and (ii) the other Parties shall be authorized to republish all or part of any press release or public announcement issued in accordance with this Section 6.3.

Section 6.4. Conveyance Taxes. Each Party shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the Transactions that are required or permitted to be filed on or before the Closing. Purchaser shall bear and pay the French registration duties (droits d’enregistrement) due in connection with the sale of the Shares to Purchaser as contemplated herein.

Section 6.5. Tax Matters.

(a) Company shall prepare or cause to be prepared and timely file or cause to be timely filed, all Tax Returns of Company that are required to be filed (taking into account timely extensions) on or before the Closing Date. Any Taxes that are reported on such Tax Returns shall be timely paid by Company on or before the Closing Date. Unless prohibited by applicable Legal Requirement, such Tax Returns shall be prepared in accordance with the past customs and practices of Company in preparing its Tax Returns. Company shall permit Purchaser to review and comment on each such Tax Return and shall make such revisions to such Tax Returns as are reasonably requested by Purchaser.

(b) If, subsequent to the Closing, any of Purchaser or the Sellers Representatives receive notice of a claim by any Taxing Authority with respect to Taxes of Company that could form the basis of a claim for indemnification under Section 8.2 (a “Tax Claim”), then within fifteen (15) days after receipt of such notice, Purchaser or the Sellers Representatives, as the case may be, shall give written notice of such Tax Claim to the other Parties. Purchaser shall control the conduct and resolution of any such Tax Claim; provided, that Purchaser will keep the Sellers Representatives reasonably apprised of material developments with respect to such Tax Claim, will permit the Sellers Representatives to participate in the conduct of such Tax Claim at Sellers Representatives ‘ expense, and will not settle any Tax Claim that would result in indemnification obligations under Section 8.2 in excess of $50,000 without the approval of the Sellers Representatives (which approval will not be unreasonably withheld, conditioned or delayed and must be provided within ten (10) Business Days of request or shall be deemed given). For the avoidance of doubt, Seller shall be responsible for payment of such Taxes related to pre-closing periods without regard to whether such obligation becomes known to the Parties subsequent to the Closing.

(c) Nothing in this Agreement shall be construed to limit the ability of Purchaser to make a Section 338(g) election in connection with the Transactions.

Section 6.6. Certain Filings. Each of the Parties shall cooperate reasonably with one another (a) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the Transactions, and (b) in taking such actions or making any such filings, furnishing information reasonably required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 6.7. Confidentiality.

(a) In connection with the Transactions, (i) each Seller and the Purchaser (until Closing with respect to the Purchaser) covenants to keep confidential all non-public information and materials owned by or relating to other Parties and the Company and (ii) the Purchaser as from Closing, covenants to keep confidential all non-public information and materials relating exclusively to the Sellers or their prior shareholding in the Company ; provided, however, that a Seller or the Purchaser may disclose such information and materials to its respective trustees, representatives, accountants and counsel to the extent such parties reasonably require such information or materials to consummate the Transactions; and provided that Purchaser may disclose various information which would be considered customary to be disclosed during “investors calls” for publicly-traded companies entering similar transactions. Notwithstanding anything to the contrary contained in this Section 6.7, no Party shall be required to maintain as confidential any information or material which:

(i) is now, or hereafter becomes, through no act, omission or failure to act on the part of the disclosing Party that would constitute a breach of this Section 6.7, generally known or available to the public;

(ii) is hereafter furnished to the receiving Party by a third party, who is not, to the knowledge of such Seller, under obligations of confidentiality to any other Seller, without restriction on disclosure;

(iii) is disclosed with the prior written approval of the other Party ;

(iv) is required to be disclosed by applicable Legal Requirement, court order, or similar compulsion; provided, however, that, such disclosure shall be limited to the extent so required or compelled and provided, further, that the Party required to disclose such confidential information and material shall give the other Party notice of such disclosure and reasonably cooperate with the other Party in seeking suitable protection;

(v) is pursuant to or in connection with any Proceeding involving any Seller, Purchaser or Company; provided that the disclosing Party shall cooperate reasonably with the other Party to limit public disclosure; or

(vi) is disclosed within the internal governance bodies of such Party or its management company (société de gestion de portefeuille) or limited partners, to the extent such disclosure is required under such Party’s or such management company’s organizational or constitutional documents, provided that such recipients are bound by confidentiality obligations.

(b) Each of the Parties acknowledges that the other Party and its respective Affiliates may be irreparably damaged if the confidential knowledge and information possessed or hereafter acquired by such Party relating to the other Party (including without limitation, the terms of any of the Transaction Documents and all other confidential information regarding the financial condition, results of operations and prospects of the other Party) were disclosed to or utilized on behalf of others. Accordingly, each Party (until Closing for the Purchaser with respect to information which are not related to a Seller) shall not, directly or indirectly:

(i) disclose to any Person, firm, corporation or other business entity any non-public information concerning the Company or any of the terms of any of the Transaction Documents, for any reason or purpose whatsoever, except that a Party may disclose any such information to its respective attorneys, accountants or other professionals as may be necessary in connection with enforcing, determining or complying with the rights and obligations of this Agreement, so long as such attorneys, accountants, and other professionals agree to keep such information confidential on substantially similar terms and such Party remains liable for the breach of such agreement by such Person; or

(ii) make use of any such non-public information for such Party’s own purpose or for the benefit of any Person (other than the other Party).

Section 6.8. Non-Compete - Non-Solicit

(a) The Manager acknowledges that: (i) he is a shareholder of Company and (ii) he will be receiving consideration in association with the Transactions. In consideration of the payment by Purchaser of the Purchase Price, during the Non-Compete Period, the Manager shall not, directly or indirectly through another Person (including via Affiliates, trustees or family members), without the prior written consent of the Purchaser own, consult for, provide services to, engage in sales, brokerage, or marketing for, manage, participate in, be employed by, permit his name, to be used by, or be connected or do any business, or otherwise have any direct or indirect interest in, whether as a manager, officer, director, employee (including of any competitor of the Company’s business), partner, sole proprietor, agent, broker, representative, independent contractor, consultant, franchisor, franchisee, creditor, shareholder, owner, joint venture partner, or otherwise, any Person or business engaged in a Competing Business, throughout North America, the UK, and the EU quarter; provided, however, that the foregoing does not prohibit: (A) the ownership of 2.0% or less of the stock of a publicly held corporation whose stock is traded on a nationally or internationally recognized securities exchange, automated dealer quotation system or in a U.S. or foreign over-the-counter-market; or (B) a passive ownership of less than 2.0% of the equity interest in a private equity fund that is not formed specifically to invest in a particular Competing Business.

(b) Each Party, with the exception of Institutional Financial Investors, commits, without the prior approval of the Purchaser and of the Sellers Representatives, not to, directly or indirectly through another Person (including via Affiliates, trustees or family members):

(i) solicit, induce or attempt to solicit or induce any employee or consultant of Company to leave the employ of or cease performing consultant services for Company, except pursuant to a general, public solicitation for employment that is not directed at or specifically targeted at any such employees or consultants;

(ii) hire any person who was or is an employee of the Company or Purchaser until three (3) months after such individual’s employment relationship with Purchaser or Company has been voluntarily terminated by such employee; provided that, for the avoidance of doubt, the restrictions in this Section 6.8(b)(iii) shall not apply to any such employee whose employment relationship is terminated by Purchaser or Company, as the case may be; or

(iii) solicit, induce or attempt to solicit or induce any customer, client, consultant, supplier, licensee or other similar entity to cease or reduce doing business with Purchaser or Company.

(c) Each Seller, Purchaser and Company hereto acknowledge that money damages may be an inadequate remedy for any breach of this Section 6.8, and that Purchaser and Company would be irreparably damaged if any such Seller was to breach the covenants set forth in this Section 6.8. Therefore, in the event of a breach or threatened breach of this Section 6.8, Purchaser or Company, or their respective successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions of this Section 6.8(without posting a bond or other security).

(d) Each of the Sellers and Purchaser agrees and acknowledges that (i) Purchaser and the Sellers have required the covenants set forth in this Section 6.8 as a condition to its obligations to consummate the Transactions; and (ii) the provisions of this Section 6.8 are reasonable and necessary to protect and preserve the business of Company, including but not limited to protecting customer good will, confidential information and trade secrets as from the date of the Agreement.

Section 6.9. Exclusivity

(a) Prior to the Closing, or until this Agreement is terminated in accordance with its terms, no Sellers nor the Company shall, and each such Person shall cause its and their respective shareholders, members, officers, employees, directors, managers, agents and representatives not to, directly or indirectly (i) solicit, initiate, knowingly induce, knowingly assist or take any action with the intent to facilitate or encourage (including by way of furnishing information) any inquiries with respect to, or the making of, any inquiry, proposal or offer (whether or not in writing, and including any proposal or offer to Seller) from any Person or group of Persons, other than Purchaser and its Affiliates, that may constitute, or that would reasonably be expected to lead to, an Alternative Transaction; (ii) engage or enter into, continue or otherwise participate in any discussions, negotiations or agreements with any Person or group of Persons, other than Purchaser and its Affiliates, regarding, or intended to result in, or would reasonably be expected to lead to, an Alternative Transaction; (iii) furnish any information relating to the Company or any of its Affiliates, assets or businesses, or afford access to the assets, business, properties, books or records of the Company or any of its Affiliates to any Person or group of Persons, other than Purchaser and its Affiliates, or cooperate in any way with any Person or groups of Persons, in each such case for the purpose of contemplating, knowingly assisting, or knowingly facilitating any proposal that may constitute, or that would reasonably be expected to lead to, an Alternative Transaction; or (iv) enter into an Alternative Transaction or any agreement, arrangement or understanding with respect thereto, including, without limitation, any letter of intent, memorandum of understanding, agreement in principle, joint venture agreement, partnership agreement, term sheet or other similar document (whether oral or written) regarding, or that is intended to result in, or would reasonably be expected to lead to, an Alternative Transaction.

(b) Until the Closing or the earlier termination of this Agreement in accordance with its terms, the Company and the Sellers Representatives shall promptly (and in any event within three Business Days after receipt thereof by any Seller, the Company or any of their respective Affiliates or representatives) advise Purchaser orally and in writing of any proposal of the kind described in this Section 6.9 (including the identity of the proposing party and the proposed terms thereof) they may have received, been informed or been notified of, and of any request for information with respect to any such proposal or any inquiry they would receive or be notified of with respect to or which could result in a proposal of the kind described in this Section 6.9.

(c) In addition to any other remedy that may be available to Purchaser at law, in equity or otherwise, each Seller acknowledges and agrees that (i) it shall be liable to Purchaser for any breach of the obligations set forth in this Section 6.9 by any of its Affiliates, directors, officers, employees, securityholders, agents, Subsidiaries, representatives or members (including those not party hereto) and that (ii) Purchaser shall be entitled to terminate this Agreement prior to Closing on the grounds of such breach. Each Seller (for itself and on behalf of its Affiliates) acknowledges and agrees that Purchaser’s remedies at law for any breach of such Seller’s, the Company’s or their Affiliates’ obligations hereunder would be inadequate, and agree and consent that, in addition to any other relief available to Purchaser at law or in equity, temporary and permanent injunctive relief, including specific performance, may be granted in a proceeding brought to enforce any provision hereof without the necessity of proof of actual damage or the posting of a bond or other security.

Section 6.10. Resale Registration Statement As soon as practically possible after the date hereof, the Purchaser’s board of directors or an authorized committee thereof shall determine in good faith, after discussion with outside counsel, its independent auditor or its financial advisors, whether it is necessary to include (i) the 8-K Financial Information (as defined below) or (ii) “supplemental information” relating to the Company’s financial performance so that the disclosure in the Registration Statement is not misleading within in the meaning of the Securities Act (“Supplemental Required Information”). In such event, the Purchaser shall inform the Sellers Representatives and use Commercially Reasonable Efforts to prepare (or have prepared, in cooperation with the Company, its auditors, and its advisors) such information so that it is available on Closing or as soon as reasonably practicable after Closing and in any event no later than 75 days after the Closing Date. The Company shall use Commercially Reasonable Efforts to cooperate with Purchaser, its auditors, and its advisors to assist in the preparation of such documentation.

(b) Purchaser shall prepare and, (x) on or before the Initial Registration Statement Filing Deadline or (y) within five (5) Business Days of the Earn-out Consideration Payment Date (if required because the Purchaser intends to issue more Earnout Consideration than the number of shares of Purchaser Common Stock included the original Registration Statement (as defined below) based on Purchaser’s good faith estimate (as defined below),) file with the SEC a registration statement on Form S-3, or, if such registration statement is not available, such other form as may provide for a registered resale, under the Securities Act (together with all amendments or supplements thereto, and all information incorporated by reference therein, the “Registration Statement”), covering the resale of the Upfront Stock Consideration issued and Purchaser’s good faith estimate of Purchase Common Stock that may reasonably be issuable pursuant to Section 1.5 of this Agreement (“Registrable Securities”). Purchaser will use its reasonable best efforts to cause the Registration Statement to be declared effective as soon as reasonably practicable following the filing of the Registration Statement and shall use its reasonable best efforts to cause the Registration Statement to be maintained effective until the earliest to occur of (i) the sixth anniversary of the date the Registration Statement has first become effective, or (ii) the date that all of the Registrable Securities issued or issuable pursuant to Section 1.5 have actually been sold, or may be sold pursuant to Rule 144 under the Securities Act without any restrictions (including as to volume or manner of sale), including preparing and filing any amendments, post-effective amendments, and prospectus supplements as may be reasonably by requested by Seller or required by the rules, regulations or instructions applicable to the registration form used by Purchaser or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold. Purchaser shall, at least three (3) calendar days prior to the filing of the Registration Statement or any amendment or supplement thereto, Purchaser shall furnish a copy thereof to Sellers Representatives for informational purposes only, and Sellers Representatives shall have no approval rights over such filings.

The “Initial Registration Statement Filing Deadline” means five (5) Business Days after the Closing Date, provided that in the event Supplemental Required Information shall be prepared in accordance with this Section 6.10, then the Initial Registration Statement Filing Deadline shall be five (5) Business Days following the date such Supplemental Required Information is available to Purchaser.

(c) For not more than sixty (60) consecutive calendar days or for a total of not more than one hundred twenty (120) days in any twelve (12) month period, Purchaser may, by written notice to the Sellers Representatives, suspend the use of any prospectus included in the Registration Statement if Purchaser’s board of directors or an authorized committee thereof determines in good faith that such suspension is necessary to (x) delay the disclosure of material nonpublic information concerning Purchaser, the disclosure of which Purchaser’s board of directors or such committee reasonably determines to be significantly disadvantageous to the Purchaser and its stockholders, or (y) amend or supplement the Registration Statement or the related prospectus so that the Registration Statement or prospectus will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus in light of the circumstances under which they were made, not misleading (and, in the event of a suspension pursuant to clause (y), Purchaser agrees to use reasonable best efforts to complete such amendment or supplement as soon as reasonably practicable). The Sellers Representatives shall (a) promptly furnish such information, questionnaires, certificates or other documents as Purchaser may reasonably request in connection with any such Registration Statement and (b) use their reasonable best efforts to cause to be furnished by the appropriate representatives of the Company or by a Seller such information, questionnaires, certificates or other documents as may be reasonably requested by Purchaser in connection with the filing of any such Registration Statement. It shall be a condition precedent to the obligations of Purchaser to take any action pursuant to this Section 6.10(b) with respect to any Seller that such Seller furnish to Purchaser a fully completed questionnaire and such other information in writing regarding itself, the Purchaser Common Stock held by it, and the intended method of disposition of such securities by such Seller as Purchaser shall reasonably request. In addition, any such Seller shall promptly notify Purchaser of the occurrence, from the date on which such information or documents are furnished to the date of the closing for the sale of such Purchaser Common Stock held by it, of any event relating to such Seller that is required under the Securities Act to be set forth in any such Registration Statement. All expenses relating to the preparation, filing and otherwise relating to the preparation and filing of the Registration Statement (but not as to sales costs, fees and commissions relating to any sales of Registrable Securities thereunder) shall be the sole responsibility of Purchaser.

(d) So long as the Sellers hold Registrable Securities, Purchaser, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all SEC Reports required to be filed by Purchaser after the date hereof and to promptly notify Sellers Representatives of its filing of all such SEC Reports. Purchaser further covenants that it shall take such further action as Seller may reasonably request, all to the extent required from time to time to enable Seller to sell the shares of Purchaser Common Stock held by Seller without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including providing any customary legal opinions. Upon the request of Sellers Representatives, Purchaser shall deliver to Sellers Representatives a written certification of a duly authorized officer as to whether it has complied with such requirements.

(e) Exercise of Purchaser Warrants. In the event that a holder elects to exercise any Purchaser Warrants prior to the effectiveness of the Registration Statement covering the shares of Purchaser Common Stock issuable upon such exercise, the shares issued upon such exercise shall be issued as restricted securities under the Securities Act and shall bear an appropriate restrictive legend. Upon the effectiveness of such Registration Statement, Purchaser shall use commercially reasonable efforts to cause its transfer agent to remove any such restrictive legend from shares issued upon exercise of Purchaser Warrants to the extent permitted by applicable law.

(f) Privately Negotiated Transfers; Block Trades. Nothing in this Agreement shall restrict any Seller from effecting privately negotiated transfers or block trades of Registrable Securities; provided that (i) any such transfer complies with or is exempt from applicable securities laws, including the Securities Act and any applicable state and international securities laws, (ii) any transferee who is not named as a selling stockholder in the Registration Statement shall either (A) if requested by such transferee, be added to the Registration Statement pursuant to a prospectus supplement or post-effective amendment filed by Purchaser in accordance with Section 6.10(b), subject to such transferee providing the questionnaire and other materials reasonably requested by Purchaser pursuant to Section 6.10(b) and provided that, if such transferee is not eligible to added by a prospectus supplement and must be added by post-effective amendment, Purchaser may delay such post-effective amendment until the time of Purchaser’s next periodic report filing date under the Exchange Act, and shall not be required to post-effectively amend the Registration Statement more frequently than quarter, or (B) rely on an available exemption from the registration requirements of the Securities Act, including Rule 144, and (iii) any such transferee shall agree in writing to be bound by the terms of the Resale Organization Agreement and this Section 6.10, as applicable.

Section 6.11. NYSE American Listing. Purchaser shall use its reasonable best efforts to cause the Registrable Securities to be issued in connection with the transactions contemplated hereby to be approved for listing on the NYSE American promptly following the Closing Date.

Section 6.12. Interim Financing

(a) Interim Financing Commitment. Purchaser hereby undertakes to subscribe for bonds (obligations) to be issued by the Company (the “IF Bonds”) subject to the provisions of this Section 6.12 and pursuant to the terms and conditions set forth in Exhibit 6.12 (the “IF Bond Terms”).

(b) Monthly Issuance. As from the date hereof and until the earlier of (i) the Closing Date and (ii) the termination of this Agreement in accordance with its terms, the Company may issue, IF Bonds on a monthly basis, (i) on the date hereof and then (i) each month no later than the last Business Day of each calendar month (each, an “IF Issuance Date”), in a principal amount equal to the Company’s anticipated budget for the immediately following calendar month (each, a “Monthly Budget”), as communicated by the Company to Purchaser in accordance with Section 6.12(c); provided, however, that, except with the prior approval of the Purchaser, the aggregate principal amount of IF Bonds issued on any single IF Issuance Date shall not exceed EUR 1,000,000 (one million Euros) (the “Monthly Cap”) and that the aggregate principal amount of all IF Bonds to be issued shall not exceed EUR 3,000,000 (three million Euros) (the “Global Cap”).

(c) Budget Communication. No later than five (5) Business Days prior to each IF Issuance Date, the Company shall deliver to Purchaser a written notice setting forth in reasonable detail the Monthly Budget (with a line per specific expense) for the immediately following calendar month, together with reasonable supporting documentation. Purchaser shall have the right to review and discuss the Monthly Budget with the Company and the Sellers Representatives, it being understood that the Monthly Budget shall be prepared in good faith by the Company and shall reflect the Company’s reasonable estimate of its anticipated operating expenses for the relevant period. In the event of a disagreement between Purchaser and the Company regarding the Monthly Budget, such Parties shall negotiate in good faith to resolve such disagreement prior to the relevant IF Issuance Date. In absence of agreement between such Parties, on the Monthly Budget, the amount associated to the concern month in the Approved Q2 Budget shall be the deemed Monthly Budget approved.

(d) Subscription of the IF Bonds. The Purchaser undertakes to subscribe and pay the IF Bonds to be issued on a specific IF Issuance Date, within five (5) Business Days of their issuance, subject to the conditions provided pursuant to the IF Bonds Terms as conditions to the subscription undertaking being satisfied on such date, provided that the principal amount of the IF Bonds to be issued on that IF Issuance Date is the agreed or deemed agreed amount (as prescribed in 6.12(c)) and does not exceed the Monthly Cap and the aggregate principal amount of the outstanding IF Bonds and IF Bonds to be issued on that IF Issuance Date does not exceed the Global Cap.

(e) Treatment at Closing. The Parties acknowledge and agree that, for purposes of calculating the Purchase Price, the aggregate outstanding principal amount of, and all accrued and unpaid interest on, the IF Bonds as of the Closing Date shall not constitute Indebtedness of the Company but shall be deducted from the Estimated Upfront Consideration, and the portion of the IF Bonds not yet spent by the Company on the Closing Date shall constitute cash for the purpose of the Working Capital calculation, and shall be included in the calculation of the Working Capital Amount and the Final Working Capital, as applicable.

(f) Absence of Closing. In the absence of Closing and upon termination of this Agreement in accordance with its terms, the IF Bonds shall remain outstanding and in full force and effect in accordance with the IF Bond Terms until their stated maturity date, as further specified in the IF Bond Terms.

Section 6.13. Transitional Integration Committee The Parties agree to establish a transitional integration committee (the “Integration Committee”) for the sole purpose of facilitating knowledge transfer and ensuring continuity of ongoing activities of the Company following the Closing. The Integration Committee shall serve in an advisory capacity only and shall have no decision-making authority with respect to the management, operations or governance of the Company or Purchaser.

(a) Composition. The Integration Committee shall be comprised of representatives designated by Purchaser and two (2) representatives designated by the Sellers Representatives. Each Party shall designate its initial representatives no later than the Closing Date. Each member of the Integration Committee may be replaced at any time by the Party that designated such member upon written notice to the other Party.

(b) Meetings. The Integration Committee shall meet when deemed beneficial by the members of the Integration Committee, and at least once per quarter, during the term of its existence, at such times and places (including by teleconference or videoconference) as the members may mutually agree.

(c) Duration. The Integration Committee shall commence its activities on the Closing Date and shall automatically dissolve on the earlier of (i) the achievement of the Regulatory Milestone or (ii) the date that is twenty-four (24) months following the Closing Date, unless earlier terminated by mutual agreement of Purchaser and the Sellers Representatives or extended by mutual agreement of Purchaser and the Sellers Representatives.

(d) No Authority. For the avoidance of doubt, the Integration Committee shall have no authority to bind any Party, to make any decisions on behalf of the Company or Purchaser, or to direct the management or employees of the Company or Purchaser. Any recommendations or advice provided by the Integration Committee shall be non-binding and subject to the sole discretion of Purchaser.

(e) Confidentiality. Each member of the Integration Committee shall maintain in strict confidence all non-public information disclosed to or obtained by such member in connection with the activities of the Integration Committee.

Section 6.14. Information Rights From and after the Closing, Purchaser shall provide to the Sellers Representatives (on behalf of the Sellers) reasonable information, upon request, regarding the development and commercialization of Company Products and as the case may be material development or event which are likely to impede the completion of the Milestones; provided, however, that Purchaser shall have no obligation to disclose any information that Purchaser determines in good faith to be competitively sensitive, proprietary, or the disclosure of which would be reasonably likely to jeopardize any attorney-client privilege or other legal privilege or would violate any applicable Law, including those applicable to a publicly-traded company; provided that Purchaser shall use Commercially Reasonable Efforts to provide such information in a form or manner that provides substantive information addressing such concerns while still providing the Sellers Representatives with meaningful information regarding Milestone progress. All information shared shall be subject to the confidentiality provision of this Agreement (except for the Sellers to which the Seller’s Representatives may share such information). The Sellers Representatives shall execute and deliver to Purchaser a confidentiality agreement in form and substance reasonably satisfactory to Purchaser prior to receiving any such information. The information rights set forth in this Section 6.14 shall automatically terminate upon the earlier of (i) the payment in full of all Earnout Consideration or the expiration of the latest Commercial Milestone Period, or (ii) the date on which no further Earnout Consideration may become payable under this Agreement (it being specify that this shall be notified by the Purchaser and upon such notification the Sellers Representatives may exercise its information right).

Section 6.15. Financial Statements

(a) Assistance with Reconciliation or Conversion. The Parties acknowledge that as part as the Supplemental Required Information Purchaser may have to, and in any event following the Closing, Purchaser must file audited financial statements of the Company (the “Form 8-K Financial Statements”) with the SEC to comply with Rule 3-05, Rule 3-14 or Article 11 of Regulation S-X under the Securities Act (“Regulation S-X”) on a Form 8-K/A (the “Purchaser Form 8-K/A”), provided such filing may be made within the maximum timeframe permitted by SEC regulations (the “Grace Period”). Purchaser shall be primarily responsible for the preparation and filing of such Form 8-K Financial Statements. During the period from the date of this Agreement until the finalization of such Form 8-K Financial Statements for use in the Purchaser Form 8-K/A, the Company shall use Commercially Reasonable Efforts to cooperate with Purchaser, its auditors, and its advisors to assist in the conversion or reconciliation of the Company’s historical financial statements prepared in accordance with French GAAP reconciled to either IFRS or US GAAP, as requested by Purchaser and in a manner satisfactory to Purchaser and its auditors with an aim to comply with Regulation S-X and applicable guidance thereunder, as soon as reasonably practicable (but in no event later than the 60th calendar day following Closing). All costs and expenses incurred in connection with such conversion or reconciliation (including fees of auditors and advisors) shall be borne by Purchaser. Such cooperation shall include:

(i) Providing detailed account reconciliations, supporting documentation, and work papers for the period of time as from 1st January 2024 to the Closing Date;

(ii) Identifying differences between French GAAP used by the Company in the preparation of the Company Financial Statements and either IFRS or US GAAP, as requested by Purchaser including, without limitation, differences related to revenue recognition, lease accounting, and asset valuation; and

(iii) Providing necessary information and assistance for the calculation of fair value adjustments, purchase price allocation, and the treatment of intangibles, as required by ASC 805 (Business Combinations).

(b) Pro Forma Financial Information. In furtherance of the provisions of subsection (a), the Company shall use Commercially Reasonable Efforts prior to the Closing Date to provide reasonable assistance to, and cooperation with, Purchaser’s preparation of any required pro forma financial information and pro forma financial statements or any required non-GAAP reconciliations to US GAAP, in each case, in accordance with Regulation S-X and other financial information derived from the Form 8-K Financial Statements.

(c) Access to Personnel and auditors. As from the date hereof and until Closing or the earlier termination of this Agreement in accordance with its terms, the Sellers Representatives and the Manager shall make reasonably available the employees of the Company and the Company’s outside accountants and auditors to answer questions and provide information to Purchaser’s financial team regarding the Company’s accounting policies and financial history.

(d) Auditors. The Company shall consider in good faith the recommendations of Purchaser with respect to the renewal of the current statutory auditor or appointment of a new statutory auditor prior to Closing (and shall not proceed with such renewal or appointment without having first consulted the Purchaser).

Article VII

CONDITIONS TO CLOSING

Section 7.1. Conditions to Obligations of all Parties. The obligations of the Parties to consummate the Transactions provided for by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the following conditions, any of which may only be waived by mutual agreement of the Purchaser and the Sellers Representatives:

(a) Injunctions or Restraints. No Law or Proceeding shall be in effect against or involving the Purchaser, the Company or any Seller that would prevent the consummation of the Transactions.

(b) FDI Clearance. The FDI Clearance shall be obtained from the Investment Control Authority.

(i) The Purchaser undertakes to prepare and make, with the assistance of the Sellers and the Company, at the latest on the fifth (5th) Business Day following the date of this Agreement, a filing with the Investment Control Authority with respect to the FDI Clearance (the “FDI Filing”), it being specified that the Sellers and the Company have, prior to the date hereof, provided the Purchaser with all documents or information related to the Company reasonably required by the Purchaser.

(ii) Subject to applicable Law, the Purchaser shall: (i) allow the Sellers Representatives, or, in the event of confidentiality issues, its external legal counsel, to comment on all substantial submissions to the Investment Control Authority, (ii) consider any such comments in its discretion, and (iii) in a timely manner provide the Sellers Representatives, or, in the event of confidentiality issues, its external legal counsel, with copies of the FDI Filing together with all other material correspondence with the Investment Control Authority, provided that such documents may be redacted to the extent that they contain any confidential information relating to the Purchaser or any of its Affiliates or as necessary to comply with any contractual obligation or with applicable Law. Absent any objection from the Investment Control Authority, the Purchaser may, in its sole discretion, give the Sellers Representatives or its external legal counsel, with reasonable prior notice, the opportunity to participate in meetings and conferences with the Investment Control Authority, provided that Purchaser may exclude Sellers Representatives from any discussions involving confidential business strategy or competitive information.

(iii) The Purchaser undertakes to keep the Sellers Representatives regularly informed of the progress of the FDI Filing and, in particular, to notify the Sellers Representatives of the FDI Clearance on the first Business Day following the day on which it has been obtained and to immediately inform the Sellers Representatives if it becomes aware of anything that could result in the FDI Clearance being delayed or denied.

(iv) The Purchaser shall pay any and all filing and similar fees payable in connection with the FDI Filing.

(v) The Sellers shall, to the extent legally permissible, and within the limits of their respective powers as shareholders, board members, or officers of the Company, as the case may be, procure that the Company will provide the Purchaser, its advisers and any relevant regulatory authority with any necessary information and documentary material that may be requested by the Investment Control Authority in connection with the FDI Clearance and more generally shall cooperate in good faith with the Purchaser with a view to ensure that the FDI Clearance is granted in a timely manner.

Section 7.2. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Transactions provided for by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the following conditions, any of which may be waived by the Purchaser in its sole discretion:

(a) Representations and Warranties. All representations and warranties of the Company and the Sellers contained in this Agreement will be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date, except if any such representations and warranties expressly relate to a specific date, then such representations and warranties will be true and correct as of such date.

(b) Performance of Obligations of Sellers. Sellers shall have performed in all material respects all obligations required to be performed by Sellers under this Agreement at or prior to the Closing Date.

(c) Material Adverse Effect. During the period from the date of this Agreement through the Closing Date, there shall not have occurred any Material Adverse Effect with respect to the Company which is still ongoing at the date of the Pre-Closing Statement or the Closing Date;

(d) Closing Deliveries. Purchaser shall have received all deliverables in accordance with Section 2.2(b).

(e) Debt Restructuring. Sellers and Company shall have completed the Debt Restructuring in a manner consistent with the terms set forth in Exhibit 7.2(e) hereto and the competent court shall have approved (homologation) the Conciliation Protocol implementing the Debt Restructuring and granting to the Purchaser the benefit of the provisions of article L. 611-11 of the French Commercial Code (privilege de new money), executed prior to Closing in accordance with Articles L. 611-8 et seq. of the French Commercial Code.

(f) ODI Shareholders. Solely as to the Purchaser’s obligations to issue Upfront Stock Consideration or Earnout Consideration payable in shares of Purchaser Common Stock to an ODI Shareholder, each such ODI Shareholder shall have either (i) completed its ODI Registration (as evidenced by the receipt of the ODI Registration certificates and filing proofs issued by competent authorities) or (ii) completed a Pre-Closing Transfer in accordance with Section 10.3(c) below.

Section 7.3. Conditions to Obligations of Sellers. The obligations of the Sellers to consummate the Transactions provided for by this Agreement are subject to the satisfaction, on or before the Closing Date, of each of the following conditions, any of which may be waived by the Sellers Representatives in its sole discretion:

(a) Representations and Warranties. All representations and warranties of the Purchaser contained in this Agreement will be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date, except if any such representations and warranties expressly relate to a specific date, then such representations and warranties will be true and correct as of such date (in each case, without giving effect to materiality qualifications or Material Adverse Effect qualifications).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Closing Deliveries. Sellers Representatives shall have received all deliverables in accordance with Section 2.2(a).

Section 7.4. Satisfaction of Conditions.

(a) General Obligation. Each of the Parties shall use Commercially Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to satisfy the conditions set forth in Article VII as promptly as practicable and, in any event, prior to the End Date (save for with respect to the FDI Clearance, in relation to which the Purchaser shall have no obligation other than those expressly set forth in this Agreement), including (i) preparing and filing as promptly as practicable all documentation to effect all necessary filings, notifications, submissions, and applications to any Governmental Entity, (ii) obtaining as promptly as practicable all consents, approvals, authorizations, qualifications and orders of any Governmental Entity or other Person required to be obtained in connection with the consummation of the Transactions, and (iii) executing and delivering such additional instruments, documents, and agreements as may be reasonably necessary or appropriate to carry out the purposes and intent of this Agreement. It is specified that, with respect to any Seller that is not involved in the operations of the Company, such Seller’s obligations to use Commercially Reasonable Efforts shall be undertaken solely in its capacity as a shareholder and shall be limited to its respective powers and rights in such capacity.

(b) Cooperation. Each Party shall, and shall cause its respective Affiliates and Representatives to, cooperate in good faith with the other Parties and their respective Affiliates and Representatives in connection with the satisfaction of the conditions set forth in Article XII, including by promptly furnishing to the other Parties all information and documentation reasonably required in connection with any filing, notification, submission or application to any Governmental Entity. No Party shall take any action, or omit to take any action, that would, or would reasonably be expected to, (i) result in any condition set forth in Article XII not being satisfied, (ii) materially impede or delay the satisfaction of any such condition, or (iii) otherwise prevent or materially delay the consummation of the Transactions.

(c) Notification of Impediments. Each Party shall promptly (and in any event within three (3) Business Days) notify the other Parties in writing upon becoming aware of any fact, event, circumstance or development that has occurred or that is reasonably likely to occur that would, or would reasonably be expected to, (A) result in any condition set forth in Article XII not being satisfied prior to the End Date, (B) materially impede or delay the satisfaction of any such condition, or (C) otherwise prevent or materially delay the consummation of the Transactions.

Article VIII

SURVIVAL; INDEMNIFICATION

Section 8.1. Survival.

(a) General Survival. Subject to Section 8.1(b) below, the representations and warranties of the Company contained in Article III of this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing until the date that is (i) the 7th anniversary of the Closing Date with respect to the relevant Fundamental Warranties and Tax Warranties, the 5th anniversary of the Closing Date with respect to the Employment Warranties, Environmental Warranties and Intellectual Property Warranties and the 3rd anniversary of the Closing Date for any other relevant representation and warranty. The representations and warranties of the Sellers and of the Purchaser contained in Articles IV or V of this Agreement, respectively, or in any certificate delivered pursuant to this Agreement shall survive the Closing until the date that is the 24-month anniversary of the Closing Date or sixty (60) Business Days after the expiry of the applicable statute of limitations for the relevant Fundamental Warranties (in each case, a “Claims Cut-Off Date”) . Notwithstanding the foregoing, if any Indemnified Party delivers prior to 11:59pm Eastern time on the applicable Claims Cut-Off Date, in the case of a Purchaser Indemnified Party, to the Sellers Representative, and, in the case of a Company Indemnified Party, to Purchaser, a written notice alleging in good faith, the existence of an inaccuracy in or a breach of any of the representations and warranties made herein (and setting forth in reasonable detail the basis for such Indemnified Party’s belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 8.2 based on such alleged inaccuracy or breach (a “Claim Notice”), then the claim or claims asserted in such Claim Notice shall survive until such time as such claim or claims are fully and finally resolved in accordance herewith. Notwithstanding anything to the contrary contained in Section 8.1(a), the limitations set forth in Section 8.1(a) shall not apply in the case of claims arising from Fraud.

(b) Certain Covenants and Agreements. Notwithstanding anything to the contrary contained in Section 8.1(a), any covenants and agreements of the Parties contained herein that by their terms apply or are to be performed after the Closing shall survive the Closing until they are performed in accordance with their respective terms.

Section 8.2. Indemnification.

(a) Sellers’ Indemnification Obligations. Subject to the provisions and within the limits set forth in Section 8.3, from and after the Closing, each Seller, severally but not jointly, covenants and agrees to indemnify, defend and hold harmless the Purchaser Indemnified Parties from, against and in respect of all Damages in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party claim): (i) the inaccuracy or breach of any representation or warranty made by the Manager or the Company set forth in this Agreement or any certificate delivered pursuant to this Agreement (which is capped in accordance with Section 8.3(g)(i)), (ii) the inaccuracy or breach of any representation or warranty made by such Seller set forth in this Agreement or any certificate delivered by such Seller pursuant to this Agreement, (iii) the breach of any covenant or agreement of such Seller on the part of Company (to the extent required to be performed prior to the Closing) or such Seller set forth in this Agreement; provided, in each case, that no Purchaser Indemnified Party shall be entitled to recover more than once for the same Damages.

(b) Purchaser Indemnification Obligation. From and after the Closing, Purchaser covenants and agrees to indemnify, defend and hold harmless the Company Indemnified Parties from, against and in respect of all Damages in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party claim): (i) the inaccuracy or breach of any representation or warranty made by Purchaser set forth in this Agreement or any certificate delivered pursuant to this Agreement and (ii) the breach of any covenant or agreement on the part of Purchaser set forth in this Agreement; provided, in each case, that no Company Indemnified Party shall be entitled to recover more than once for the same Damages.

(c) Any amount paid by the Sellers to the Purchaser in satisfaction of a claim under the Agreement will be deemed to be a reduction of the Purchase Price for all Tax, accounting and financial standpoint, to the extent allowable under applicable Law, and will be treated as such by the Parties.

Section 8.3. Limitations on Indemnification.

(a) Except in cases of Fraud, no claim under Section 8.2(a)(i) may be made by the Purchaser Indemnified Parties (i) for any Damages with respect to any individual claim or claims for a series of related breaches arising out of similar facts and circumstances (a “Related Claim”), if the amount of such Damages is less than $[***] (“De Minimis Damages”); provided, that any Related Claims with Damages below the De Minimis Damages threshold shall be disregarded for all purposes under this Article VIII, including for purposes of calculating whether the aggregate threshold in clause (ii) below has been exceeded, and (ii) the Purchaser Indemnified Parties are entitled to indemnification pursuant to this Agreement for Damages for claims under Section 8.2(a)(i) in excess of $[***] in the aggregate (excluding any De Minimis Damages); provided, however, that after such aggregate Damages exceed $[***], all such Damages (but excluding any De Minimis Damages), shall be recoverable by the Purchaser Indemnified Parties.

(b) The amount of any Damages for which indemnification is payable under this Article VIII shall be reduced by any insurance proceeds or other cash receipts or source of reimbursement that are actually received by the Indemnified Party or any of its Affiliates with respect to such Damages, less any related costs and expenses, including the aggregate cost of pursuing any related insurance claims and correspondent increases in insurance premiums.

(c) No Indemnifying Party shall be under any obligation to indemnify a Damage which directly stems from a change made after the date hereof to any Legal Requirements or the accounting principles and methods used for the Company’ accounts unless such change should have been made prior to the date hereof in accordance with applicable Legal Requirements then in effect.

(d) Each Indemnified Party shall use Commercially Reasonable Efforts to mitigate any Damages for which such Indemnified Party seeks indemnification under this Article VIII, including by using Commercially Reasonable Efforts to pursue and collect any available insurance proceeds, warranty claims, indemnification rights or other rights of recovery from third parties with respect to such Damages. The amount of any Damages for which indemnification is payable under this Article VIII shall be reduced by any amounts actually recovered by the Indemnified Party from any third party (net of any reasonable and documented out-of-pocket costs and expenses incurred in connection with such recovery).

(e) No Indemnifying Party shall be liable under this Article VIII for any Damages to the extent that such Damages arise out of, result from or is exacerbated or increased by any act, omission or decision of Purchaser, a Seller, the Company or any of their respective Affiliates occurring after the Closing.

(f) Notwithstanding anything to the contrary in this Agreement, (i) no Indemnified Party shall be entitled to indemnification under this Article VIII to the extent that the Damages for which indemnification is sought have already been recovered by such Indemnified Party or any of its Affiliates pursuant to any other provision of this Agreement (including any adjustment to the Purchase Price pursuant to Section 1.4), any insurance policy, any third-party indemnification or contribution arrangement, or any other source of recovery, and (ii) the amount of any Damages for which indemnification is payable under this Article VIII shall be computed net of any Tax benefit actually received by the Indemnified Party in the year the Damages are incurred solely as a result of the facts, circumstances or matters giving rise to such Damages.

(g) Indemnification Payments and Caps.

(i) Any claim for Damages by the Purchaser Indemnified Parties for inaccuracy or breach of any representation or warranty made by the Manager or the Company pursuant to Article III shall be capped at USD [***].

(ii) Any claim for Damages by the Purchaser Indemnified Parties pursuant to this Article VIII other than those referred to in paragraph (i) above shall be satisfied by each concerned Seller individually, exclusively by offset of the Regulatory Milestone Payment (if any), the Commercial Milestone Payment (if any) which is due to such Seller. For the avoidance of doubt, each Seller may only be held liable for the breach of its own representations and own covenants.

(iii) Any claim for Damages by the Company Indemnified Parties pursuant to this Article VIII shall be satisfied, at Purchaser’s sole election, in Purchaser Common Stock or in cash or a combination of Purchaser Common Stock and cash; provided that the maximum aggregate amount of Damages for which the Purchaser shall be liable to indemnify the Company Indemnified Parties under this Agreement shall not exceed an amount equal to $[***].

Section 8.4. Warranty & Indemnity Insurance

(a) The Purchaser hereby confirms that it shall duly execute the W&I Insurance Policy on or about the date hereof, and that the W&I Insurance Policy shall be in full force and effect within seven (7) days from the date hereof.

(b) The Parties acknowledge and agree that the W&I Insurance Policy is in place to provide sole coverage and sole recourse to the Purchaser in relation to any inaccuracy or breach of any representation or warranty made by the Manager or the Company pursuant to Article III (a “Breach”), except in case of fraud (fraude) or willful misconduct (dol) of a given Seller or of the Company. The Parties acknowledge and agree that the Purchaser shall not be entitled to make any claim towards the Company or any Seller in connection with a Breach at any time and the Purchaser hereby waives any right it has or shall have in connection therewith, except in case of fraud (fraude) or willful misconduct (dol) of the Company or a Seller. For the avoidance of doubt, in case of fraud (fraude) or willful misconduct (dol) (i) of the Company, the Sellers shall not be held liable, (ii) of a Seller, the other Sellers may not be held liable pursuant to or in connection with the Agreement in any way.

(c) Purchaser hereby acknowledges and agrees that: (i) in respect of a claim for a Breach, its sole recourse shall be against the W&I Provider under the W&I Insurance Policy, except in case of fraud (fraude) or willful misconduct (dol) of the Company; (ii) such claim shall be settled exclusively by the W&I Provider under the W&I Insurance Policy or remain for the account of the Purchaser, as the case may be, except in case of fraud (fraude) or willful misconduct (dol) of the Company. For the avoidance of doubt, the W&I Provider shall only be entitled to exercise rights of subrogation against the Sellers and/or their affiliates if and to the extent the Loss (as defined in the W&I Insurance Policy) arose in whole or in part out of the Sellers’ and/or their affiliates’ fraud or wilful misconduct (dol) (within the meaning of article 1137 of the French Civil Code and only against such Sellers and/or affiliates who committed the fraud or wilful misconduct (dol) for which the payment or the Loss arose in whole or part out of).

(d) Purchaser hereby agrees and acknowledges that: (i) any failure on the part of the Insured to comply with the terms of the W&I Insurance Policy; or (ii) any changes and/or amendments to the W&I Insurance Policy, the unavailability of the W&I Provider and/or the W&I Insurance Policy or recourse thereunder for whatever reason, shall in each case not create or increase the Sellers liability pursuant to or in connection with this Agreement.

Section 8.5. Exclusive Remedy.

(a) Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that indemnification pursuant to this Article VIII shall be the sole and exclusive remedy of the Purchaser Indemnified Parties, the Company Indemnified Parties and their respective Affiliates (other than non-monetary remedies for injunctive relief and remedies that a party may have as a matter of law or equity with respect to Fraud against any Indemnifying Party) for any and all Damages or any other liabilities sustained or incurred by the Parties or their Affiliates or their successors and assigns in connection with this Agreement, and the Parties each waive any other remedy, which they, or any other Person entitled to indemnification hereunder, may have hereunder, at law, in equity or otherwise with respect hereto (other than non-monetary remedies for injunctive relief and remedies that a party may have as a matter of law or equity with respect to Fraud against any Indemnifying Party). The Parties acknowledge and agree that neither Purchaser nor Sellers have made any representation or warranty other than those representations and warranties expressly stated in this Agreement or any certificate delivered pursuant this Agreement, and that Purchaser and Sellers have relied solely on the representations and warranties expressly made in this Agreement or any certificate delivered pursuant this Agreement.

(b) No Company Indemnified Party shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless the Sellers Representatives shall have been notified of such indemnification claim or the exercise of such other remedy in accordance with the procedures set forth in this Article VIII.

Section 8.6. Knowledge. An Indemnified Party’s rights to indemnification pursuant to this Article VIII shall not be affected by any investigation conducted by on or behalf of such Indemnified Party (including any review of the Company Data Room) or any knowledge acquired or capable of being reasonably acquired by such Indemnified Party at any time, whether before or after the execution and delivery of this Agreement or before or after the Closing, with respect to the accuracy or inaccuracy of or compliance with any representation, warranty, covenant or obligation.

Section 8.7. Method of Asserting and Resolving Claims. All claims for indemnification under this Article VIII shall be asserted and resolved as follows:

(a) No claim for Damages under Section 8.2(a)(i), Section 8.2(a)(ii), or Section 8.2(b)(i) may be made, and no Claim Notice with respect to any such claim under Section 8.2(a)(i), Section 8.2(a)(ii) or Section 8.2(b)(i) may be delivered, after the Claims Cut-Off Date (it being understood that any claim underlying a Claim Notice duly delivered on or prior to the Claims Cut-Off Date shall be resolved in accordance with this Section 8.7, notwithstanding that such resolution may not be reached until after such applicable date); provided, however, that claims for Fraud or willful breach may be brought at any time without limitation.

(b) Subject to Section 6.5(b) in respect of Tax Claims, in the event that any claim or demand for which an indemnifying party (an “Indemnifying Party”) would be liable to an indemnified party (an “Indemnified Party”) hereunder is asserted against or sought to be collected by a third party:

(i) Purchaser (where the Indemnified Parties are Purchaser Indemnified Parties) or the Sellers Representatives (where the Indemnified Parties are Company Indemnified Parties) (as applicable, the “Indemnified Party Representative”), shall promptly provide a Claim Notice to the Sellers Representatives (where the Sellers are the Indemnifying Parties) or Purchaser (where Purchaser is the Indemnifying Party) (as applicable, the “Indemnifying Party Representative”), specifying the nature of the claim or demand and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim or demand); provided, however, that the failure of an Indemnified Party to give notice as provided herein shall not relieve an Indemnifying Party of its obligations under this Article VIII, except to the extent (and only to the extent) the Indemnifying Party is actually and materially prejudiced thereby;

(ii) the Indemnifying Party Representative shall have thirty (30) calendar days from receipt of the Claim Notice (the “Notice Period”) to provide written notice to the Indemnified Party whether or not the Indemnifying Party disputes its liability to the Indemnified Party hereunder with respect to such claim or demand;

(iii) promptly after receipt of the Claim Notice relating to a Proceeding by a third party (a “Third Party Action”), but in no event later than the final day of the Notice Period, the Indemnifying Party Representative may elect to defend such Third Party Action at the Indemnifying Party’s own cost and expense by delivering written notice of such election to the Indemnified Party Representative (the “Defense Notice”). If the Indemnifying Party Representative properly and timely delivers a Defense Notice, counsel for the defense shall be selected by the Indemnifying Party Representative (subject to the consent of the Indemnified Party Representative, which consent shall not be unreasonably withheld, conditioned or delayed) and the Indemnifying Party Representative shall be entitled to assume such defense; provided, however, that from and after the delivery of a Claim Notice by the Indemnified Party Representative and until such time as the Indemnifying Party Representative delivers a Defense Notice, the Indemnified Party Representative may take such actions related to the defense of such Third Party Action as it may determine in good faith are reasonably necessary and appropriate to defend such claim, and any such action shall be at the Indemnifying Party’s expense to the extent such expenses constitute Damages. If the Indemnifying Party Representative assumes the defense of a Third Party Action, such Indemnifying Party Representative shall (A) promptly reimburse the Indemnified Party Representative for all reasonable and documented out-of-pocket expenses incurred in its defense of such Third Party Action prior to such assumption of the defense by the Indemnifying Party, (B) keep the Indemnified Party reasonably informed of all material developments on a timely basis and (C) diligently conduct the defense of such claim. If in the good faith determination of the Indemnified Party the Indemnifying Party Representative fails to keep the Indemnified Party reasonably informed of all material developments on a timely basis or to diligently conduct the defense of such claim, the Indemnified Party Representative shall provide written notice thereof to the Indemnifying Party Representative. If the Indemnifying Party does not cure such failure to the reasonable satisfaction of the Indemnified Party within ten (10) days from the receipt by the Indemnifying Party Representative of such written notice, then the Indemnified Party shall be entitled to assume the defense of such claim and the Indemnifying Party shall reimburse the Indemnified Party for all reasonable costs and expenses of such defense. Notwithstanding the foregoing, the Indemnifying Party Representative shall not have the right to assume the defense of any Third Party Action if (w) the Indemnified Party shall in good faith determine that the Indemnified Party has one or more legal or equitable defenses available to it which are different from or in addition to those available to the Indemnifying Party, and, in the reasonable opinion of the Indemnified Party Representative, counsel for the Indemnifying Party could not adequately represent the interests of the Indemnified Party because such interests could be in conflict with those of the Indemnifying Party, (x) such Third Party Action seeks equitable relief, criminal liability, or monetary damages in excess of the applicable indemnification cap, (y) the Indemnified Party shall in good faith determine that such Third Party Action is reasonably likely to establish a precedential custom or practice that is reasonably likely to be materially adverse to the continuing business interests of an Indemnified Party or is materially adverse to significant current business relationships of an Indemnified Party, or (z) the Indemnifying Party Representative shall not have assumed the defense of the Third Party Action within the Notice Period, provided that, in any such case, (1) the Indemnifying Party Representative shall be entitled to participate in such Third Party Action at the Indemnifying Party’s expense, (2) the Indemnified Party Representative shall keep the Indemnifying Party Representative reasonably informed of all material developments on a timely basis and shall diligently conduct the defense of such claim, and (3) the Indemnified Party Representative shall not settle such Third Party Action unless the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnifying Party from all liability with respect to the matters that are subject to such Third Party Action, or otherwise shall have been approved by the Indemnifying Party Representative (such approval not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party Representative shall assume the defense of any Third Party Action, the Indemnified Party Representative shall be entitled to participate in any Third Party Action at the expense of the Indemnified Party, and the Indemnifying Party Representative shall not settle such Third Party Action unless the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnified Party, from all liability with respect to the matters that are subject to such Third Party Action, or otherwise shall have been approved reasonably by the Indemnified Party Representative;

(iv) notwithstanding anything to the contrary contained in Section 8.7(b), Purchaser may elect to defend any Third Party Action by delivering a Defense Notice to the Sellers Representatives (and in such event the Indemnifying Party Representative shall not have the right to elect to defend such claim) if the applicable Third Party Action (A) is made by a current or former stockholder of the Purchaser, or (B) alleges the misappropriation, infringement or other violation of the intellectual property or proprietary rights of such third party; provided, however, that in the event Purchaser assumes such a defense, Purchaser shall (x) keep the Sellers Representatives reasonably informed of all material developments on a timely basis and shall diligently conduct the defense of such claim and (y) not settle the applicable Proceedings unless (in the case where the Sellers are the Indemnifying Party) the settlement shall include as an unconditional term thereof the giving by the claimant or the plaintiff of a full and unconditional release of the Indemnified Party from all liability with respect to the matters that are subject to such Proceeding, or otherwise shall have been approved reasonably by the Indemnified Party Representative;

(v) any Damages incurred or paid by an Indemnified Party in the course of defending or settling any Third Party Action shall be deemed Damages incurred or paid by (A) the Purchaser Indemnified Parties if the claim or demand underlying such Damages is indemnifiable pursuant to Section 8.2(a) or(B) the Company Indemnified Parties if the claim or demand underlying such Damages is indemnifiable pursuant to Section 8.2(b); and

(vi) notwithstanding anything to the contrary contained herein, if the Indemnifying Party Representative acknowledges in writing that it does not dispute liability hereunder with respect to such claim or demand and that the amount of such settlement and the reasonable costs thereof shall be included as part of the Indemnified Party’s Damages with respect to such claim or demand, then neither the Indemnified Party nor the Indemnified Party Representative shall settle such claim or demand without the prior written consent of the Indemnifying Party Representative, such consent not to be unreasonably withheld, conditioned or delayed; provided that if the Indemnifying Party Representative fails to respond within ten (10) Business Days of receiving a settlement proposal, such consent shall be deemed given.

(c) In the event that an Indemnified Party seeks to make a claim against an Indemnifying Party hereunder which does not involve a Third Party Action, the Indemnified Party Representative shall promptly send a Claim Notice with respect to such claim to the Indemnifying Party Representative. If the Indemnifying Party Representative does not notify the Indemnified Party Representative within the Notice Period that it disputes such claim, the amount of such claim shall be conclusively deemed Damages and an indemnifiable obligation of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such claim to the Indemnified Party promptly after demand therefor or, in the case of any Claim Notice in which the amount of the claim (or any portion thereof) is estimated, on such later date on which such amount (or such portion) is finally determined.

(d) If any Claim Notice is disputed by the Indemnifying Party Representative in accordance with Section 8.7(b) or Section 8.7(c) or if any other dispute should arise with respect to the Parties’ respective rights and obligations under this Article VIII, the Indemnifying Party Representative and the Indemnified Party Representative shall attempt to resolve such dispute in good faith for a period of thirty (30) days. Purchaser shall afford the Sellers Representatives, and each of their accountants, counsel and other representatives, reasonable access to (i) all of Purchaser’s properties, books, Contracts, commitments and records reasonably related to such Claim Notice, (ii) other information concerning the business, properties and personnel (subject to restrictions imposed by applicable law) of Purchaser as the Sellers Representatives may reasonably request and (iii) all personnel of Purchaser with knowledge of or information reasonably related to such Claim Notice, in each case solely for the purpose of resolving any such dispute and conducting investigations and negotiations related thereto. If such dispute is not resolved through such negotiations, such dispute will be resolved by litigation in an appropriate court of competent jurisdiction in accordance with Section 10.10.

Section 8.8. Specific Risks Indemnification. From and after the Closing, Purchaser shall be indemnified on a euro-for-euro basis in respect of any and all Damages arising out of or in connection with the Specific Risks as determined in accordance with Section 8.3 c) to g) (the “Specific Risk Damages”), subject to and in accordance with the following terms:

(i) Deduction at Closing. The Upfront Consideration payable at Closing shall be reduced by an amount equal to the Specific Risk Deduction, which shall be retained by Purchaser as security pending the final determination of the Specific Risk Damages in accordance with this Section.

(ii) Determination of Specific Risk Damages. The amount of the Specific Risk Damages shall be determined in accordance with the procedures set forth in Section 8.6(b) (Method of Asserting and Resolving Claims) as if the Specific Risk constituted a Third Party Action, mutatis mutandis. For the avoidance of doubt, the Indemnified Party Representative shall promptly deliver a Claim Notice to the Indemnifying Party Representative upon becoming aware of any claim, demand or proceeding relating to the Specific Risk, and the provisions of Section 8.7(b) (including, without limitation, the rights of the Indemnifying Party Representative to assume the defense of such claim and the obligations of the Parties to cooperate in good faith) shall apply to the determination and resolution of the Specific Risk Damages.

(iii) Adjustment Following Final Determination. Once the aggregate amount of the Specific Risk Damages has been finally determined (whether by settlement, final and non-appealable judgment, or mutual agreement of the Parties) (the “Final Specific Risk Amount”), the following adjustment shall apply:

(A)	if the Final Specific Risk Amount exceeds the Specific Risk Deduction, Purchaser shall have the right to offset the amount of such excess from any Earnout Consideration then or thereafter payable to the Sellers, pro rata in accordance with each Seller’s respective entitlement to such Earnout Consideration; or

(B)	if the Final Specific Risk Amount is equal to the Specific Risk Deduction, then no adjustment shall be made; or

(C)	if the Final Specific Risk Amount is less than the Specific Risk Deduction, Purchaser shall add an amount equal to the difference between the Specific Risk Deduction and the Final Specific Risk Amount to the next Earnout Consideration payment payable to the Sellers, pro rata in accordance with each Seller’s respective entitlement to such Earnout Consideration.

(D)	In the event that no further Earnout Consideration payment remains payable, the Parties acknowledge and agree that no adjustment shall be made.

Section 8.9. Sellers Representatives. Each Seller hereby consents and agrees to the appointment of the Sellers Representatives in accordance with the following terms:

(a) The Sellers hereby irrevocably constitute and appoint Philippe Bencteux and Supernova Invest, a French société par actions simplifiée having its registered office at 97, rue Saint-Lazare, 75009 Paris, whose unique identification number 828 628 586 RCS Paris, represented by Pierre-Emmanuel Struyven to have all of the rights and powers set forth in this Section 8.9, as the Sellers’ sole, exclusive, true and lawful agents, representatives and attorneys-in-fact (together, the “Sellers Representatives”, and each, a “Sellers Representative”), with respect to all actions called for by this Agreement to be taken by the Sellers Representatives, on their individual and collective behalf, and hereby further authorize the Sellers Representatives (i) to take any and all actions necessary to consummate the Transactions, or the defense and/or settlement of any claims for which the Sellers may be required to indemnify the Purchaser Indemnified Parties pursuant to Article VIII, (ii) to give and receive any and all notices required to be given under this Agreement and (iii) to take any and all additional actions as is contemplated to be taken by or on behalf of the Sellers by the terms of this Agreement. The Sellers Representatives shall act jointly and not severally, but any action, decision, consent, waiver or instruction of the Sellers Representatives shall require the prior written consent of both Sellers Representatives; provided that in the event of a disagreement between the Sellers Representatives, the decision shall be referred to the Requisite Sellers. Each Seller hereby agrees to receive correspondence from the Sellers Representatives, including in electronic form.

(b) All decisions and actions by the Sellers Representatives, including, without limitation, any agreement between the Sellers Representatives and Purchaser or the Purchaser Indemnified Parties relating to the defense or settlement of any claims for which the Sellers may be required to indemnify Purchaser or the Purchaser Indemnified Parties pursuant to Article VIII of this Agreement, shall be binding upon all of the Sellers, and no Seller shall have the right to object, dissent, protest or otherwise contest the same.

(c) No Sellers Representative shall have any liability to any of the parties hereto or to the Sellers for any act done or omitted hereunder as Sellers Representative while acting in good faith, and any act done or omitted with the written consent of the Sellers holding of at least 50% of their remaining rights to received Purchase Consideration at a certain date, implementing the liquidation preference of the Bylaws of the Company immediately prior to the Closing Date of the outstanding voting power of the Shares as in effect after completion of the Equity Pre-Closing Transactions (the “Requisite Sellers”) shall be conclusive evidence of such good faith. The Sellers Representatives shall not have any fiduciary, agency or similar duties to the Sellers and their only obligations shall be as expressly set forth in this Agreement. The Sellers Representatives are serving in that capacity solely for purposes of administrative convenience, and are not personally liable for any of the obligations of the Sellers hereunder, and the Purchaser Indemnified Parties, Purchaser, Company and the Sellers agree that they will not look to the underlying assets of either Sellers Representatives for the satisfaction of any obligations of Company or the Sellers (or any of them). The Sellers shall, severally but not jointly, indemnify and hold harmless each Sellers Representative with respect to any losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs or expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) incurred on the part of such Sellers Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs incurred by such Sellers Representative, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of such Sellers Representative, such Sellers Representative will reimburse the Sellers the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. The Sellers acknowledge and agree that the foregoing indemnities will survive the resignation or removal of either Sellers Representative or the termination of this Agreement. Each Sellers Representative shall be entitled to retain its own counsel and other professional advisers in connection with the acceptance, performance or administration of the Sellers Representatives’ duties hereunder or the exercise of any of the Sellers Representatives’ rights hereunder.

(d) The Sellers Representatives shall have full power and authority on behalf of each Seller to take any and all actions on behalf of, execute any and all certificates, agreements, documents and instruments on behalf of, and execute or waive any and all rights of, the Sellers under this Agreement, and this power-of-attorney, being coupled with an interest, is irrevocable and shall survive the death, incapacity or incompetence of any Seller.

(e) By his, her or its execution of this Agreement, each Seller agrees, in addition to the foregoing, that:

(i) Purchaser and any other Purchaser Indemnified Party shall be entitled to rely conclusively on the instructions and decisions of the Sellers Representatives as to (A) the settlement of any claims for indemnification by Purchaser or such Purchaser Indemnified Party pursuant to Article VIII or (B) any other actions required or permitted to be taken by the Sellers Representatives hereunder, and no party hereunder shall have any cause of action against Purchaser or such Purchaser Indemnified Party for any action taken by Purchaser or such Purchaser Indemnified Party in reliance upon the instructions, decisions, actions or inactions of the Sellers Representatives;

(ii) each action, inaction, decision and instruction of the Sellers Representatives shall be conclusive and binding upon all of the Sellers and no Seller shall have any cause of action against either Sellers Representative for any action taken, or failed to be taken, decision made or instruction given by the Sellers Representatives under this Agreement, except for Fraud or willful misconduct by such Sellers Representatives in connection with the matters described in this Section 8.9;

(iii) the provisions of this Section 8.9 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Seller may have in connection with the Transactions;

(iv) remedies available at law for any breach of the provisions of this Section 8.9 are inadequate; therefore, Purchaser and the other Purchaser Indemnified Parties shall be entitled to seek temporary and permanent injunctive relief against any Seller without the necessity of proving damages or posting any bond if Purchaser brings an action to enforce the provisions of this Section 8.9.

(f) Either Sellers Representatives may resign upon thirty (30) days’ prior written notice to Purchaser, the other Sellers Representative and the Requisite Sellers. In the event of the death or permanent disability of a Sellers Representative, or a Sellers Representative shall give notice of intent to resign, then the Requisite Sellers shall, within five (5) days, appoint a replacement Sellers Representative. In addition, either Sellers Representatives may be replaced from time to time by the Requisite Sellers upon not less than ten (10) days prior written notice to Purchaser and the relevant Sellers Representative. Each successor Sellers Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Sellers Representatives, and the term “Sellers Representatives” as used herein shall be deemed to include any such successor Sellers Representatives.

(g) The provisions of this Section 8.9 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Seller, and any references in this Agreement to a Seller or the Sellers shall mean and include the successors to the rights of the Sellers hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

(h) If the Sellers Representatives elect (i) to assume and control the defense and/or management of any third-party claim at the expense of the Sellers in accordance with Article VIII or (ii) to take any other action under this Agreement that may require the payment of fees or expenses, including for any attorneys, accountants, auditors or other advisors, the Sellers Representatives may refrain from taking any such action until such time as the Sellers Representatives receive funds sufficient for payment of such expenses (but in no event shall the Sellers Representatives have longer than the time specified in Article VIII of this Agreement to elect to assume control of the defense of such third-party claim).

(i) Notwithstanding anything to the contrary in this Agreement, the Parties and the Sellers, by the approval and adoption of this Agreement acknowledge and agree that this Section 8.9 shall be governed by, construed and enforced in accordance with the laws of France and any dispute among the Sellers Representatives and the Sellers relating to this Section 8.9 shall be submitted to the exclusive jurisdiction of the commercial court (Tribunal des activités économiques) of Paris, France.

Article IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Purchaser and Sellers Representatives;

(b) by either Purchaser or Sellers Representatives if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided that the Party seeking to terminate this Agreement shall have used its reasonable best efforts to have such Order lifted and the other Party agrees with such termination;

(c) by either Purchaser or Sellers Representatives if the Closing shall not have been consummated on or before December 31, 2026 (the “End Date”); provided, however, that no Party may terminate this Agreement pursuant to this Section 9.1(c) if such Party’s breach of its obligation under this Agreement resulted in or was a primary cause of the failure of the Closing to occur on or before the End Date.

(d) By the Purchaser in the event where, after additional investigation and due diligence on the matter which the Purchaser undertakes to initiate as from the date hereof, the Purchaser reaches the conclusion that the product non-conformity and recalls described in Disclosure Schedule 3.24 would have qualified, if disclosed only after the date hereof, as a material breach of the representations referred to in Section 3.24, irrespective of the Purchaser’s knowledge of the elements disclosed in Disclosure Schedule 3.24, it being agreed by the Purchaser that the Purchaser shall make its best efforts to reach a final conclusion of such additional investigation as soon as reasonable possible prior to the Closing Date.

Section 9.2. Effect of Termination.

(a) In the event of termination of this Agreement by either Purchaser or Seller, or both, in accordance with Section 9.1, (a) written notice thereof shall forthwith be respectively given to the Company and the Sellers Representatives (which shall notify the other Sellers) or the Company and the Purchaser and (b) this Agreement shall forthwith become void and have no effect, and none of the Parties nor any of their respective Subsidiaries or Affiliates or any of the officers, directors or managers of any of the foregoing shall have any Liability of any nature whatsoever under this Agreement or any other Transaction Document or in connection with the Transactions, except that this Article IX shall survive any termination of this Agreement.

Notwithstanding anything to the contrary in this Agreement, the following provisions shall survive the Closing and shall remain in full force and effect until the later of (i) the payment in full of all Earnout Consideration or the expiration of the latest Commercial Milestone Period and (ii) the expiration of the applicable statute of limitations: Section 1.5 (Earn-out Considerations), Section 6.7 (Confidentiality), Section 6.14 (Information rights), Section 8.9 (Sellers Representatives), Article IX (Termination) and Article X (Miscellaneous).

(b) Breakup Fee.

(i) If (a) Closing does not occur, (b) the Company or a Seller has breached Section 6.9 hereof (whether such breach is known to Purchaser before or after the End Date), and (c) Sellers and/or the Company close an Alternative Transaction within 18 months from the End Date, then the Sellers (only to the extend they breached Section 6.9) and the Company shall pay Purchaser a break-up fee equal to the higher of ten percent (10%) of the total consideration in the Alternative Transaction or five million dollars ($5,000,000) (the “Break-Up Fee”) in cash by wire transfer of same-day U.S. dollars to the applicable account or accounts designated in writing to the Company by Purchaser within three (3) Business Days after closing of the Alternative Transaction. In the event that Purchaser shall receive full payment pursuant to this Section 9.2(b)(i), the receipt of the Break-Up Fee shall be deemed to be liquidated damages for losses or damages suffered or incurred by Purchaser, any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, except for losses arising from Fraud, willful breach, or intentional misrepresentation by the Company or Sellers, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Purchaser or any of its Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Purchaser, its Affiliates or any other Person shall be entitled to bring or maintain any proceeding against the Company or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Break-Up Fee or claims for Fraud, willful breach, or intentional misrepresentation), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, that (A) nothing in this Section 9.2(b)(i) shall relieve the Company from any liabilities or damages resulting from any Fraud or willful breach committed by the Company prior to such termination and (B) if the Company fails to pay the Break-Up Fee in accordance with this Section 9.2(b)(i) and Purchaser commences a suit which results in a final, non-appealable judgment against the Company for the Break-Up Fee or any portion thereof, then the Company shall pay Purchaser its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Break-Up Fee from and including the date payment of such amount was due through the date of payment, at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made plus two percent (2%) (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(ii) If (a) Closing does not occur and (b) Purchaser has breached its obligation to subscribe and pay IF Bonds in accordance with Section 6.12, then Purchaser shall pay to the Company a break-up fee equal to 1.5 multiplied by the total amount remaining to be paid (and not paid by the Purchaser) pursuant to the Approved Q2 Budget (the “Purchaser Break-Up Fee”) in cash by wire transfer of same-day U.S. dollars to the Company’s account within three (3) Business Days after such termination. In the event that the Sellers shall receive full payment pursuant to this Section 9.2(b)(ii), the receipt of the Purchaser Break-Up Fee shall be deemed to be liquidated damages for losses or damages suffered or incurred by the Sellers, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, except for losses arising from Fraud, willful breach, or intentional misrepresentation by Purchaser, Purchaser shall have no further liability, whether pursuant to a claim at law or in equity, to the Company, Sellers or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Sellers, their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding against Purchaser or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Purchaser Break-Up Fee or claims for Fraud, willful breach, or intentional misrepresentation), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, that (A) nothing in this Section 9.2(b) (ii) shall relieve Purchaser from any liabilities or damages resulting from any Fraud or willful breach committed by Purchaser prior to such termination and (B) if Purchaser fails to pay the Purchaser Break-Up Fee in accordance with this Section 9.2(b)(ii) and the Sellers Representatives commence a suit which results in a final, non-appealable judgment against Purchaser for the Purchaser Break-Up Fee or any portion thereof, then Purchaser shall pay the Sellers their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Purchaser Break-Up Fee from and including the date payment of such amount was due through the date of payment, at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made plus two percent (2%) (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(iii) Each Break-Up Fee and Purchaser Break-Up Fee, as applicable, is non-refundable and shall not be offset by or credited against any other payment. Each of the Parties acknowledges and agrees that the agreements contained in this Section 9.2(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Notwithstanding the foregoing, nothing in Section 9.2(b) shall require Sellers to close the Transactions or to waive the conditions to Sellers’ obligations in Section 7.1 or Section 7.3, or require Purchaser to close the Transactions or to waive the conditions to Purchaser’s obligations in Section 7.1 or Section 7.2; provided, however, that (A) Sellers shall remain obligated to pay the Break-Up Fee if the conditions in Section 9.2(b)(i) are satisfied, regardless of whether the conditions to Purchaser’s obligations in Section 7.2 are satisfied, and (B) Purchaser shall remain obligated to pay the Purchaser Break-Up Fee if the conditions in Section 9.2(b)(ii) are satisfied, regardless of whether the conditions to Sellers’ obligations in Section 7.3 are satisfied.

Article X

MISCELLANEOUS

Section 10.1. Exchange Rate. When any amount stated in Euros in this Agreement needs to be converted into US dollars, or vice-versa, the then prevailing EUR to USD exchange rate shall be the reported closing rate, as published by the Wall Street Journal, as of the second Business Day prior to the date of the relevant payment or calculation made or to be made under this Agreement.

Section 10.2. Amendment and Modification. This Agreement may only be amended, modified and supplemented by written agreement of Company, Purchaser and the Sellers Representatives (it being specified that the Sellers Representatives shall obtain the Requisite Sellers authorization, unless for technical amendments).

Section 10.3. Adherence and Transfer

(a) Adherence Prior to Closing. Any Person who, after the date of this Agreement and prior to the Closing Date, acquires any Securities of the Company (whether by way of subscription, purchase, transfer, conversion, exercise or otherwise), or who is not a Party to this Agreement but holds Securities of the Company which are not cancelled prior to Closing, shall execute and deliver to the Sellers Representatives a deed of adherence in the form attached hereto as Exhibit 10.3 (a “Deed of Adherence”), pursuant to which such Person shall adhere to this Agreement and assume all rights and obligations of a Seller hereunder with respect to the Securities so acquired, as if such Person had been an original party to this Agreement as a Seller. By exception, the Deed of Adherence of EIB will execute a specific Deed of Adherence in the form attached hereto as Exhibit 10.3(b) providing for (i) specific representations pursuant to Article IV, (ii) the EIB not to be bound by all Seller obligation to use efforts to procure an action from the Company or that the Company refrain from certain actions, which is acknowledged and agreed by all Parties, (iii) the EIB not to be bound by Section 6.8. No transfer or issuance of Securities of the Company shall be valid or effective, and the Company shall not register any such transfer or issuance in its share transfer register (registre des mouvements de titres), unless and until the relevant Person has duly executed and delivered a Deed of Adherence in accordance with this Section 10.3(a). The Sellers Representatives shall promptly notify Purchaser of any such acquisition and shall deliver a copy of the executed Deed of Adherence to Purchaser within two (2) Business Days of its execution.

(b) Transfer of Earnout Consideration Receivables. Subject to prior written notice to the Sellers Representatives and Purchaser (provided for information purposes only, it being specified that no consent shall be required), any Seller may assign, transfer or otherwise dispose of all or any portion of its right, title and interest in and to any Earnout Consideration receivable (whether or not then due and payable) to any assignee (including without limitation any Affiliate of such Seller) provided that (A) such assignee shall have executed and delivered to the Sellers Representatives and Purchaser a Deed of Adherence and (B) such assignment shall not increase the obligations or liabilities of Purchaser hereunder.

Any assignment made in accordance with this Section 10.3(b) shall be valid and binding upon Purchaser, and Purchaser shall make payment of the relevant Earnout Consideration to the assignee(s) in accordance with the payment instructions provided by the Sellers Representatives.

(c) Pre-Closing transfers of Securities. Notwithstanding anything to the contrary set forth in this Agreement, the Parties acknowledge and accept that (i) [***] and [***] may decide to transfer their respective shareholdings in the Company (i.e. [***] Company Ordinary Shares held by [***] and [***] Company Ordinary Shares held by [***] respectively) immediately prior to Closing to [***] and (ii) the [***] will need to comply with related regulatory requirements prior to Closing and may decide to transfer their respective shareholdings in the Company (i.e. [***] Company Ordinary Shares and [***] preferred shares “D1 Shares” held by [***] and [***] Company Ordinary Shares held by [***] respectively) prior to Closing to an Affiliate or another Seller (together the “Transferor”, the “Transferred Securities” and the “Pre-Closing Transfer”), provided only that each concerned Transferor will notify the Pre-Closing Transfer to the Purchaser and the Sellers Representatives by no later than five (5) Business Days prior to Closing Date (the “Pre-Closing Transfer Notice”). The Pre-Closing Transfer Notice, executed in each case by the concerned Transferors and the transferee of such Transferred Securities, (i) shall confirm the irrevocable Transferors and transferee’s undertaking to proceed with the Pre-Closing Transfer subject only to Closing, (ii) shall include the duly executed Deed of Adherence of the transferee and (iii) shall include a markup copy of Exhibit A and of Section 4.1 of the Company Disclosure Letter reflecting the Pre-Closing Transfer and replacing, effective immediately prior to but subject to Closing, Exhibit A and Section 4.1 of the Pre-Closing Disclosure Letter. The Pre-Closing Transfer shall result in the concerned Transferor no longer being Seller under the Agreement and being with no outstanding obligations or liabilities to the Purchaser under the Agreement.

(d) Waiver under Company Shareholders’ Agreements. Each Seller hereby expressly and irrevocably (i) authorizes and consents to any transfer (including the Pre-Closing Transfer), assignment, adherence or other disposition of Securities or Earnout Consideration receivables contemplated by this Section 10.3, including the execution and delivery of any Deed of Adherence in connection therewith, and (ii) waives, to the fullest extent permitted by applicable Law, any and all rights that such Seller may hold or to which such Seller may be entitled under any Company Shareholders’ Agreement (for the avoidance of doubt including but not limited, any right for notification, pre-emption right, right of first refusal or co-sale right under the Company Shareholders’ Agreement) or any other agreement among the shareholders of the Company, to the extent that such rights would restrict, delay or otherwise impede any transfer (including the Pre-Closing Transfer), assignment, adherence or disposition contemplated by this Section 10.3.

Section 10.4. Termination of Existing Agreements and BSA Ratchet Waiver. Each Seller who is a party to a Company Shareholders’ Agreement and/or the investment agreement dated April 24, 2025 (the “Investment Agreement”) hereby irrevocably consents to the transfer of the Shares it holds at Closing to Purchaser and to the other Transactions and waives any contractual or legal rights it may have in connection with, and/or as a result of, the sale under the relevant Company Shareholders’ Agreements and/or Investment Agreement. Further, upon the completion of the transfer of the Sold Securities held by the Sellers to Purchaser pursuant to the Agreement at Closing, each Seller hereby irrevocably agrees that, effective from the Closing Date, the Company Shareholders’ Agreements and/or the Investment Agreement to which it/he/she is a party shall automatically terminate (subject to any right the Company or any other party thereto has as a result of a default from such Seller under the Company Shareholders’ Agreements) and declares that all of its rights under the Company Shareholders’ Agreements have been satisfied and that it/he/she has satisfied and met all of its obligations thereunder.

Subject to the condition subsequent (condition résolutoire) of the non-consummation of the Closing at the latest on the End Date, each Seller holding BSA Ratchet hereby, definitively and irrevocably, waives, as of the date of this Agreement, (i) all of its BSA Ratchet, without any consideration whatsoever, and (ii) any action or remedy, of whatever nature, against the Company in respect of the BSA Ratchet and/or in connection with this waiver. Each Seller holding BSA Ratchet hereby authorizes the Company to record this waiver and, consequently, the lapse of all of its BSA Ratchet, and to make the corresponding entries in the holder’s account and the Company’s register of share movements. Each Seller holding BSA Ratchet hereby acknowledges and agrees that such waiver entails, subject to the above-mentioned condition subsequent, the definitive and immediate relinquishment of all rights attached to the BSA Ratchet, and in particular the right to subscribe for shares in the Company.

Section 10.5. Notice. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon receipt if delivered personally, (b) when transmitted via electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (c) on the first Business Day following dispatch if sent by an internationally recognized overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Purchaser to:

Stereotaxis, Inc.
710 N. Tucker Blvd. Suite 110
St. Louis, MO 63101
Attention: CEO, CFO, General Counsel
Telephone: [***]
E-Mail: [***]; [***]; [***];

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP
211 N. Broadway #3600,
St. Louis, MO 63102
Attn: [***]
Telephone: [***]
E-Mail: [***]

(b)	if to Company prior to Closing to the Sellers Representatives as from Closing Date:

Robocath
19, rue Marie Curie
76000 Rouen, France
Attn: [***]
Telephone: [***]
E-Mail: [***]

Sellers Reps:
Supernova Invest,
97, rue Saint-Lazare
75009 Paris

Attn: [***]
Telephone: [***]
E-Mail: [***]

Philippe Bencteux
[***]
Telephone: [***]
E-Mail: [***]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP (France)
12, rue d’Astorg
75008 Paris, France
Attn: [***]
Telephone: [***]
E-Mail: [***]

Section 10.6. Counterparts. This Agreement may be executed in one or more counterparts (whether delivered by facsimile or otherwise), each of which shall be considered one and the same agreement. Signatures to this Agreement may be transmitted by facsimile or .pdf file and such signatures shall be deemed to be originals.

Section 10.7. Entire Agreement; No Third Party Beneficiaries. This Agreement and the Related Agreements (including the documents and the instruments referred to herein and therein and other documents or agreements executed by both Parties and delivered to each other contemporaneously herewith): (a) constitute the entire agreement and supersede all prior agreements, negotiations, arrangements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof, and (b) except for the rights of Indemnified Parties as provided in Article VIII, are not intended to confer upon any Person, other than the Parties hereto, any rights or remedies hereunder.

Section 10.8. Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 10.9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard for conflicts of laws principles.

Section 10.10. Venue and Jurisdiction. Except as otherwise set forth in this Agreement, any Proceeding or other legal action relating to this Agreement or the enforcement of any provision of this Agreement must be brought or otherwise commenced in any state or federal court located in the State of Delaware or St. Louis, Missouri. Each Party:

(i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each state and federal court located in St. Louis, Missouri (and each appellate court located in the State of Missouri) in connection with any such Proceeding;

(ii) agrees that each state and federal court located in the State of Delaware or the Eastern District of Missouri, will be deemed to be a convenient forum; and

(iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Proceeding commenced in any state or federal court located in the State of Delaware or the Eastern District of Missouri, any claim that such Party is not subject personally to the jurisdiction of such court, that such Proceeding has been brought in an inconvenient forum, that the venue of such Proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT TO THIS AGREEMENT. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) MAKES THIS WAIVER VOLUNTARILY; AND (iv) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.10.

Section 10.11. Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 10.12. Extension; Waiver. At any time prior to the Closing, Purchaser may, in its sole discretion, (a) extend the time for the performance of any of the obligations or other acts of the Sellers or Company, (b) waive any inaccuracies in the representations and warranties of the Sellers or Company contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the Sellers or Company with any of the agreements or conditions contained in this Agreement. Any extension or waiver by Sellers or Company of Purchaser’s obligations shall require Purchaser’s prior written consent. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.13. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of applicable Legal Requirement or otherwise) in a manner other than as provided in Section 10.3 or without the prior written consent of the other Parties to this Agreement, which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that Purchaser may assign this Agreement and its rights hereunder to any of its Affiliates or to any entity that acquires all or substantially all of the assets or equity of Purchaser without the consent of any other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.14. Headings. The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

Section 10.15. Days. Except as otherwise required by applicable Legal Requirement, if any action is required to be performed, or if any notice, consent or other communication is given, on a day that is a Saturday or Sunday or a legal United States federal holiday, such performance shall be deemed to be required, and such notice, consent or other communication shall be deemed to be given, on the first Business Day following such Saturday, Sunday or legal holiday. Unless otherwise specified in this Agreement, all references in this Agreement to a “day” or “days” shall refer to calendar days and not Business Days.

[Signatures on following pages.]

IN WITNESS WHEREOF, each of Purchaser, Company, Sellers and Manager have caused this Agreement to be signed by its duly authorized officer as of the date first written above.

PURCHASER

STEREOTAXIS INC.

Represented by: David FISCHEL	/s/ David Fischel

COMPANY

ROBOCATH

Represented by: Philippe Bencteux	/s/ Philippe Bencteux

MANAGER

Philippe BENCTEUX	/s/ Philippe Bencteux

SELLERS

Philippe BENCTEUX	/s/ Philippe Bencteux

A.M. Developpment

Alain Foubert

Automobiles Leroux & Fils

Cardio Participations

CEN Innovation

Clementine Liard

Credit Agricole Innove En Normandie SAS

CS Group (Holding) Ltd.

David Leray

Dominique Destriez

Dominique Leroy

Erwan-Olivier Le Couillard (Indivision Jacques Le Couillard)

FactoGeo

FCPI Sante Et Digital I

FCPI Sante Et Digital II

FCPR W PME Multistrategies

Financiere Furstenfeld

FPCI Go Capital Amorcage

Francis Labrunye

Franck Martin

Frederic Chapron

Gerard Ducourret

Gerard Georgeault

Huguette Guerin

J.M.J.

Jacques Delfosse

Jacques Hubert

LBLI

LDLH

Li (Rocky) Shen

Marianne Le Couillard (Indivision Jacques Le Coulliard)

Michel Rault

Microport Medical China Corp. Limited

NEDEIS

Nelly Le Couillard (Indivision Jacques Le Couillard)

Nicolas Buquet

Objectif Innovation 10

Objectif Innovation 63

Roger Marc Pouget

Sebastien Deboeuf

SOFINEL

ZHEJIANG SILKROAD INDUSTRIAL INVESTMENT FUND LIMITED PARTNERSHIP

Represented by: Philippe Bencteux	/s/ Philippe Bencteux

Credit Agricole Innovations & Territoires

FCPI Amundi Avenir Innovation

Unexo Capital

Represented by: Pierre-Emmanuel Struyven	/s/ Pierre-Emmanuel Struyven

FCPI Croissance Et Proximite 2

Waterstart Capital

Represented by: Yves Guiol	/s/ Yves Guiol

Normandie Participations

Represented by: Arthur Duwiquet	/s/ Arthur Duwiquet

Trefoil Investments S.A.R.L.

Tuspark Technology Investment Europe S.A.R.L.

Represented by: Wang Dexiang	/s/ Wang Dexiang

SCHEDULES / EXHIBITS

APPENDIX (A)	Definitions

APPENDIX (C)	Illustrative example of the calculation of Indebtedness and Working Capital

EXHIBIT (A)	List of Company’s shareholders

EXHIBIT (B)	Company Capitalization Table

EXHIBIT 1.2(b)	Purchaser Warrants Terms

EXHIBIT 1.7	List of JV Agreements

EXHIBIT 2.2(b)(iv)	List of officers and directors of Company whose functions will be terminated

EXHIBIT 2.2(b)(viii)	List of pre-Closing covenants

EXHIBIT 2.2(b)(ix)	Sellers Bring Down Certificate

EXHIBIT 6.1	Approved Q2 Budget

EXHIBIT 6.11	Resale Organization Agreement

EXHIBIT 6.12	If Bond Terms

EXHIBIT 7.2(e)	Terms of Debt Restructuring

EXHIBIT 10.3	Deed of Adherence

EXHIBIT 10.3(b)	EIB Deed of Adherence

SCHEDULE 2	Company Disclosure Letter

APPENDIX A

DEFINITIONS

(1) “Accountant” has the meaning set forth in Section 1.4(e).

(2) “Affiliate” means, with respect to any Party, any Person that directly or indirectly is in control of, is controlled by, or is under common control with, such Party, including any Person who would be treated as a member of a controlled group under Section 414 of the Code and any officer or director of such Party. For purposes of this definition, an entity shall be deemed to be “controlled by” a Person if the Person possesses, directly or indirectly, power either to (i) vote ten percent (10%) or more of the securities (including convertible securities) having ordinary voting power or (ii) direct or cause the direction of the management or policies of such entity whether by Contract or otherwise; and, with respect to any Party who is a natural person, such person’s spouse, parents, siblings and lineal descendants. For the avoidance of doubt, from and after the Closing, Purchaser’s Affiliates shall include without limitation Company.

(3) “Agreement” has the meaning set forth in the Preamble.

(4) “Alternative Transaction” shall mean any transaction or series of transactions (including any sale, merger, consolidation, reorganization, dividend, distribution, joint venture, share exchange or other business combination or similar transaction) involving the potential sale of capital stock or equity securities of, or merger, consolidation, combination, sale or license of assets (other than in the ordinary course or sale or replacement of any immaterial operating assets of the Company in the ordinary course), reorganization, or other similar transaction involving, the Company, other than (i) the transactions contemplated by this Agreement and (ii) any recapitalization, equity, quasi equity or debt financing.

(5) “Approved Q2 Budget” has the meaning ascribed to such term in Section 6.1.

(6) “Benefit Plan” means, with respect to any Party and to the extent applicable to it, any plan fund, program, agreement or arrangement for the provision of executive compensation, deferred or incentive compensation, profit sharing, stock bonus, bonus, stock option, phantom stock, stock purchase, termination, salary continuation, employee assistance, supplemental retirement, severance, vacation, sickness, disability, death, fringe benefit, insurance, medical or other benefits (whether provided through insurance, on a funded or unfunded basis, or otherwise) to any current or former employee, director, consultant or independent contractor, or any dependent, survivor or beneficiary with respect to any of the foregoing, which is maintained, administered or contributed to (directly or indirectly through a professional employer organization or otherwise) by such Party.

(7) “Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banks in the St. Louis, Missouri or in Paris, France are obligated by applicable Legal Requirement to be closed.

(8) “BSA Ratchet” means the anti-dilution full ratchet warrants attached to the Series D1 Shares issued by the Company on May 26, 2025.

(9) “BSA EIB” means the warrants (bons de souscription d’actions) issued by the Company to the European Investment Bank on January 12, 2022, as amended on May 12, 2025.

(10) “Break-Up Fee” has the meaning set forth in Section 9.2(b).

(11) “Cause” means (i) with respect to any employee of the Company, any material misconduct including gross negligence (faute grave), wilful misconduct (faute lourde) or justified grounds (cause réelle et sérieuse) within the meaning of the French Labor Code and the case law applied by the French employment courts, or (ii) with respect to any consultant or services provider of the Company, any breach by such consultant or services provider of the underlying consulting or services agreement.

(12) “Claim Notice” has the meaning set forth in Section 8.1(a).

(13) “Claims Cut-Off Date” has the meaning set forth in Section 8.1(a).

(14) “Closing” has the meaning set forth in Section 2.1.

(15) “Closing Date” has the meaning set forth in Section 2.1.

(16) “Closing Date Indebtedness” means the amount of Indebtedness of the Company at Closing.

(17) “Closing Balance Sheet” has the meaning set forth in Section 1.4.

(18) “Consideration Allocation Spreadsheet” has the meaning set forth in Section 2.2(b)(vii).

(19) “Closing Working Capital Amount” has the meaning set forth in Section 1.4.

(20) “Closing Adjustment Notice” has the meaning set forth in Section 1.4.

(21) “Code” means the Internal Revenue Code of 1986, as amended.

(22) “Commercially Reasonable Efforts” means the commercially reasonable efforts that a prudent Person that desires to achieve a result would use in similar circumstances to ensure that the result is achieved as expeditiously as possible; it being specified that for the Purchaser and its Affiliates using its Commercially Reasonable Efforts to achieve the Milestones shall be assessed taking into consideration such efforts to accomplish any such milestones as normally used by similarly-situated companies in connection with the development of products, components or consumables, of similar market potential at a similar stage of product, component or consumable; provided, however, that a Person required to use its Commercially Reasonable Efforts shall not be required to take actions that would result in a Material Adverse Effect for such Person, commence any litigation or offer or grant any material accommodation (financial or otherwise) to any third-party;

(23) “Commercial Earnout Payment Date” has the meaning set forth in Section 1.5.

(24) “Commercial Milestone(s)” means Commercial Milestone 1 and/or Commercial Milestone 2, as the case may be.

(25) “Commercial Milestone 1” means the cumulative commercial sale, either directly or indirectly (notably through agent, distributors or otherwise) by the Company, the Purchaser or any of their Affiliates, of at least [***] R-Two Products procedure kits, with each such kit comprising the disposables required to perform a single robotic procedure with the R-Two Product; provided, that for purposes of calculating the achievement of Commercial Milestone 1 (i) disposable granted as a bundle to acquirers of the R-Two Products shall be counted, (ii) disposable used in multiple robotic procedures, then it should be counted for the number of robotic procedures which can be officially on-label performed by the kit, (iii) disposables granted for free, used in studies for regulatory purpose, or returned shall not be counted. For avoidance of doubt, sales of kits will be counted in line with US GAAP revenue recognition.

(26) “Commercial Milestone 2” means the cumulative commercial sale, either directly or indirectly (notably through agent, distributors or otherwise) by the Company, the Purchaser or any of their Affiliates, of at least [***] R-Two Products procedure kits, with each such kit comprising the disposables required to perform a single robotic procedure with the R-Two Product; provided, that for purposes of calculating the achievement of Commercial Milestone 2 (i) disposable granted as a bundle to acquirers of the R-Two Products shall be counted, (ii) disposable used in multiple robotic procedures, then it should be counted for the number robotic procedures which can be officially on-label performed by the kit, (iii) disposables granted for free, used in studies for regulatory purpose, or returned shall not be counted. For avoidance of doubt, sales of kits will be counted in line with US GAAP revenue recognition.

(27) “Commercial Milestone Consideration” means the Commercial Milestone Consideration 1 and/or Commercial Milestone Consideration 2, as the case may be, it being specified that they are cumulative, not alternative.

(28) “Commercial Milestone Consideration 1” means $5,000,000.

(29) “Commercial Milestone Consideration 2” means $10,000,000.

(30) “Commercial Milestone Notice” has the meaning set forth in Section 1.5.

(31) “Commercial Milestone Period” means Commercial Milestone 1 Period or Commercial Milestone 2 Period.

(32) “Commercial Milestone 1 Period” means the period commencing as of the Closing Date of this Agreement and ending on December 31, 2035.

(33) “Commercial Milestone 2 Period” means the period commencing as of the Closing Date of this Agreement and ending on December 31, 2037.

(34) “Commercial Tax Agreement” means customary commercial agreements not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions).

(35) “Conciliation Protocol” has the meaning set forth in Section 2.2(b)(vi).

(36) “Contract” means any note, bond, mortgage, debt instrument, security agreement, contract, license, lease, sublease, covenant, commitment, power of attorney, proxy, indenture, purchase and sale order, or other agreement or arrangement, oral or written, to which a Person is a party or by which a Person or any of its assets or properties is bound.

(37) “Company” has the meaning set forth in the Preamble.

(38) “Company Capitalization Table” has the meaning set forth in the recitals.

(39) “Company Data Room” means the documents relating to Company available for review by or on behalf of Purchaser from October 16, 2025 until March 30, 2026 in the electronic data room hosted and maintained on behalf of Company, with access logs and document version history preserved as of the date of this Agreement.

(40) “Company Disclosure Letter” means the disclosure letter, dated the date of this Agreement, prepared and signed by the Manager and the Company and delivered to Purchaser simultaneously with the execution of this Agreement and attached hereto as Schedule 2.

(41) “Company Existing Bylaws” means the bylaws (statuts) of Company dated as of 26 May 2025, as effective as at the execution date of the Agreement.

(42) “Company Financial Statements” has the meaning set forth in Section 3.13.

(43) “Company In-Licenses” has the meaning set forth in Section 3.7(b).

(44) “Company Indemnified Parties” means the Sellers as of immediately prior to the Closing (in their capacities as such) and their transferees in accordance with Section 10.3.

(45) “Company Intellectual Property” means all Intellectual Property Rights owned by or licensed by Company, including but not limited to the Registered Intellectual Property.

(46) “Company Ordinary Shares” means any ordinary share (action ordinaire) of Company, par value €1.00 per share.

(47) “Company Out-Licenses” has the meaning set forth in Section 3.7(b).

(48) “Company Owned Intellectual Property” means all Intellectual Property Rights owned by Company, including but not limited to the Registered Intellectual Property.

(49) “Company Plan” means any Benefit Plan maintained, sponsored or contributed to or required to be contributed to by Company or with respect to which any such party may have liability.

(50) “Company Preferred Shares” means [***] preferred shares “D1 Shares” (“Actions D1”) of Company, par value €1.00 per share and the preferred shares “D2 Shares” (“Actions D2”) of Company, par value €1.00 per share.

(51) “Company Products” means R-One Product, R-Two Products and any other clinical or pre-clinical products owned by, Company, or which Company is currently marketing, selling, distributing, developing, manufacturing, using or holding for use (whether or not in collaboration with another Person).

(52) “Company Shareholders’ Agreements” means (i) the shareholders’ agreement entered into by and among the Sellers, in the presence of Company, dated 24 April 2025, as amended from time to time, and (ii) each contractual undertaking (engagement contractuel) entered into with Securities holders who are not party to the shareholders’ agreement as amended from time to time.

(53) “Competing Business” means any business that designs, develops, manufactures, markets and/or sells any products that directly compete with the Company Products in [***], including any product that has substantially the same primary intended mechanism of action as the Company Products and/or any of their consumables; except (i) as permitted under existing agreements between the Company, the Joint Venture and pursuant to the Joint Venture Agreements and (ii) with respect to activities related to the company founded by the Manager specializing in [***].

(54) “Damages” means all liabilities, losses, claims, damages, injury, awards, diminution in value, lost profits, charges, costs, causes of actions, lawsuits, administrative proceedings (including informal proceedings), investigations, audits, demands, assessments, adjustments, judgments, settlement payments, deficiencies, penalties, fines, Taxes, interest (including interest from the date of such damages) and reasonable and documented out-of-pocket costs and expenses (including, without limitation, reasonable and documented attorneys’ fees and disbursements of every kind, nature and description, incurred in connection with a third-party Proceeding or seeking to enforce indemnification obligations set forth in Article VI); provided, (i) punitive, incidental or exemplary damages and (ii) consequential damages (to the extent remote or speculative) shall only be deemed to be “Damages” to the extent they are actually paid or payable to a third party.

(55) “Debt Restructuring” means the restructuring by the Company of its Indebtedness in accordance with Section 2.3 and Exhibit 7.2(e), such that the aggregate amount of such Indebtedness, as of the Closing, does not exceed €3,000,000.

(56) “Deed of Adherence” has the meaning set forth in Section 10.3.

(57) “Defense Notice” has the meaning set forth in Section 8.7(b)(iii).

(58) “De Minimis Damages” has the meaning set forth in Section 8.3(a).

(59) “Disclosure Update” has the meaning set forth in Article III.

(60) “Earnout Consideration” means the Commercial Milestone Consideration and/or the Regulatory Milestone Consideration.

(61) “EIB” means the European Investment Bank, having its seat at 100 blvd Konrad Adenauer, Luxembourg, L-2950 Luxembourg, and any of its Affiliates.

(62) “Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, right of possession, license, order, proxy, option, right of first refusal, preemptive right, legend, limitation, restriction of any nature, or restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any attribute of ownership of any asset.

(63) “Employee Risk” has the meaning set forth in the definition of Specific Risks.

(64) “End Date” has the meaning set forth in Section 9.1(c).

(65) “Environmental Laws” means any law, regulation, or other requirement, in each case applicable in the jurisdiction of residency or incorporation, as applicable, of the relevant Person, relating to (i) releases or threatened release of Hazardous Substance; (ii) pollution or protection of employee health or safety, public health or the environment; or (iii) the manufacture, handling, transport, use, treatment, storage, or disposal of Hazardous Substances.

(66) “Equity Pre-Closing Transactions” means the issuance of Shares in favor of EIB as a result of the Debt Restructuring as further described in Exhibit 7.2(e), as well as any other operation affecting the Company’s share capital (including transfers of Securities authorized pursuant to Section 10.3(a).

(67) “Employment Warranties” means the representations and warranties set forth in Section 3.15;

(68) “Environmental Warranties” means the representations and warranties set forth in Section 3.21;

(69) “Escrow Amount” has the meaning set forth in Section 1.2(d).

(70) “Estimated Upfront Consideration” means an amount equal to (a) $20,000,000 (Twenty Million United States Dollars), minus (b) the Estimated Closing Indebtedness , minus (c) the amount (if any) by which Target Working Capital exceeds Estimated Closing Working Capital, minus (d) the Interim Financing provided by Purchaser to Company between Signing and Closing, minus (e) $[***] as part of the cost (premium, including the relevant associated insurer’s advisory and broker costs excluding applicable Taxes) of the W&I Policy, minus (f) the Specific Risks Deduction, minus (g) the Transaction Expenses and minus (h) the Escrow Amount.

(71) “Estimated Closing Indebtedness” has the meaning set forth in Section 1.3(b).

(72) “Estimated Closing Working Capital” has the meaning set forth in Section 1.3(b).

(73) “Exchange Act” means the Securities Exchange Act of 1934.

(74) “FDA” means the U.S. Food and Drug Administration or any successor Governmental Entity thereto.

(75) “FDA Act” means the U.S. Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§301 et seq.), as amended.

(76) “FDA Regulatory Approval” means written notice from the FDA of (i) approval of a premarket approval application, or PMA (or PMA supplement, as applicable), (ii) classification pursuant to a de novo classification request, or (iii) substantial equivalence order (or clearance) of a 510(k) premarket notification, as applicable, in each case as necessary and sufficient to permit the marketing and commercial sale by the Company of the R-Two C in the Lead Indication or the R-Two C or any Successor Product in the Lead Indication or [***] procedures (whichever occurs first), in the United States.

(77) “FDI Authority” means the French Minister of Economy and Finance, and Industrial and Digital Sovereignty.

(78) “FDI Clearance” means (i) the unconditional approval (autorisation sans condition), (ii) the approval subject only to conditions provided that such conditions are agreed by the Purchaser or that they are limited to (a) maintaining the Company as a distinct entity registered in France after the Closing for a period of time that shall not exceed 5 years or any other time expressly agreed by the Purchaser, (b) maintaining at least 50% of current employees dedicated to the R&D, regulatory affairs or marketing of the R-Two Products in France after the Closing for a period of time that shall not exceed 2 years or any other time expressly agreed by the Purchaser and/or (c) being prevented from transferring the ownership of the key Intellectual Property Rights of the Company (including all patents and patents applications) existing at Closing outside France for a period of time that shall not exceed 5 years or any other time expressly agreed by the Purchaser, (iii) formal confirmation that the Transactions contemplated under this Agreement are not subject to review (décision hors champ), by the FDI Authority.

(79) “Final Specific Risk Amount” has the meaning set forth in Section 8.6(d).

(80) “FDI Filing” has the meaning set forth in Section 7.1(b).

(81) “Final Working Capital Amount” has the meaning set forth in Section 1.4.

(82) “Form 8-K Financial Statements” has the meaning set forth in Section 6.15(a).

(83) “Fraud” means an intentional misrepresentation by a Person with respect to the representations and warranties set forth in Article III, IV and V of this Agreement made with actual (and not constructive or imputed) knowledge of the falsity of such misrepresentation and with the conscious intention of deceiving the Person to whom the representations and warranties are made and with the intent that such Person relies on such representations and warranties to its detriment.

(84) “Fundamental Warranties” means (i) the representations and warranties set forth in Article III under Section 3.1 to Section 3.5 and Section 3.16, Section 3.20 and Section 3.23, (ii) the representations and warranties set forth in Article IV, and (iii) the representations and warranties set forth in Article V under Section 5.1 to Section 5.3, Section 5.5;

(85) “GAAP” means (i) with respect to Company, French GAAP or (ii) with respect to Purchaser, United States generally accepted accounting principles, in each case, consistently applied.

(86) “Global Cap” has the meaning set forth in Section 6.12.

(87) “Governmental Entity” means any nation or government, any state or other instrumentality or political subdivision thereof (including any county or city), and any entity exercising executive, legislative, judicial, military, regulatory or administrative functions of or pertaining to government.

(88) “Grace Period” has the meaning set forth in Section 6.15(a).

(89) “Hazardous Substance” has the meaning set forth in Section 3.21.

(90) “Health Care Laws” means (a) the FDA Act and the regulations promulgated thereunder, (b) the Public Health Service Act (42 U.S.C. §201 et seq.), and the regulations promulgated thereunder, (c) all federal and state fraud and abuse laws, including the Federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the civil False Claims Act (31 U.S.C. §3729 et seq.), the administrative False Claims Law (42 U.S.C. §1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. §1320a-7a(a)(5)), the exclusion laws (42 U.S.C. §1320a-7), and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§1320d et seq.), as amended by the Health Information, Technology for Economic and Clinical Health Act of 2009, the regulations promulgated thereunder and comparable state laws, (e) the Controlled Substances Act (21 U.S.C. §801 et seq.), (f) applicable provisions of Titles XVIII (42 U.S.C. §1395 et seq.) and XIX (42 U.S.C. §1396 et seq.) of the Social Security Act and the regulations promulgated thereunder, and (g) all applicable laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by the FDA and other Governmental Entities that regulate the design, development, testing, studying, manufacturing, processing, storing, importing or exporting, licensing, labeling or packaging, distributing or marketing of pharmaceutical products, or related to kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care services.

(91) “IFRS” means international financial reporting standards as adopted by the International Accounting Standards Board.

(92) “IF Bond Terms” has the meaning set forth in Section 6.12.

(93) “IF Bonds” has the meaning set forth in Section 6.12.

(94) “IF Issuance Date” has the meaning set forth in Section 6.12.

(95) “Indebtedness” of any Person means, without duplication (including with the calculation of the Working Capital), (a) all Liabilities of such Person created, issued, or incurred for borrowed money (including the current portion thereof); (b) all obligations of such Person to pay the deferred purchase price or acquisition price of property or services, or similar payment, to the extent constituting a Liability (other than accrued expenses and trade accounts payable incurred in the ordinary course of business of such Person that are not more than 60 days past due), including any “earnout” or similar payments or any non-compete payments; (c) all Liabilities of such Person evidenced by a note, bond, debenture, or similar Contract (including a purchase money obligation); (d) all Liabilities of such Person under any interest rate swap, hedging, or similar agreements; (e) obligations to any Affiliate of Seller; (f) any liability arising out of relationships with the Joint Venture other than presently included in the Balance Sheet, financial partnerships, structured finance, special purpose entities, and trading activities involving non-exchange traded contracts ; (g) all obligations of another Person of the nature listed in clauses (a) through (f) above, payment of which is guaranteed by, or secured by Encumbrances on the property of (with respect to liens, to the extent of the value of property pledged pursuant to such Encumbrances if less than the amount of such obligations), such Person. For the avoidance of doubt, “Indebtedness” includes any and all accrued interest, success fees, prepayment premiums, make-whole premiums or penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities, and fees or expenses; and any and all amounts owed to any Affiliates of such Person. For purposes of clarity, the Parties agree that Indebtedness shall exclude (i) any Liabilities included in the calculation of Working Capital and (ii) the Interim Financing. An illustrative example of the calculation of Indebtedness as of the date hereof is set forth in Appendix C, which is provided for reference purposes (it being noted that any figures appearing therein are not binding upon the Parties).

(96) “Investment Agreement” has the meaning set forth in Section 10.4.

(97) “Indemnified Party” has the meaning set forth in Section 8.7(b).

(98) “Indemnified Party Representative” has the meaning set forth in Section 8.7(b).

(99) “Indemnifying Party” has the meaning set forth in Section 8.7(b).

(100) “Indemnifying Party Representative” has the meaning set forth in Section 8.7(b).

(101) “Information Rights Holder” has the meaning set forth in Section 6.14.

(102) “Initial Registration Statement Filing Deadline” has the meaning set forth in Section 6.10(a).

(103) “Intellectual Property Rights” means all U.S. and foreign: (i) patents and patent applications, including continuations, divisionals, renewals, extensions, provisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon; (ii) trademarks, service marks, trade names, logos, service names, brand names and trade dress rights, whether registered or unregistered, and all registrations and applications to register any of the foregoing with any agency or authority; (iii) copyrights, whether registered or unregistered, and all applications, registrations and renewals thereof, software, content, works of authorship, and mask work rights (except, with respect to Company, moral rights); (iv) internet domain name registrations, and applications therefore, and social media accounts; (v) inventions, technology, formulae, algorithms, procedures, processes, methods, techniques, systems, know-how, ideas, creations, discoveries, improvements, trade secrets and confidential business information, whether patentable or unpatentable and whether or not reduced to practice, including all confidential formulae, processes, know-how, technical and clinical data, shop rights, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information and any media or other tangible embodiment thereof and all descriptions thereof; and (vi) any similar or equivalent rights to any of the foregoing (anywhere in the world).

(104) “Intellectual Property Warranties” means the representations and warranties set forth in Section 3.7;

(105) “Institutional Financial Investors” means all Sellers with the exception of Microport and any Key Employee.

(106) “Integration Committee” has the meaning set forth in Section 6.13.

(107) “Investment Control Authority” means the Direction Générale du Trésor at the French Ministry of Economy.

(108) “JV” means the joint-venture between Robocath and [***].

(109) “JV Agreements” means all agreements, arrangements and understandings entered into by and among the Company, [***] and/or the JV, as listed in Exhibit 1.7, as each may be amended, restated, supplemented or otherwise modified from time to time.

(110) “Key Employee(s)” means (i) with respect to Company, each of the Employees listed under the heading “Key Employees” on Section 3.15(a) of the Company Disclosure Letter, and (ii) with respect to Purchaser, any executive-level employee (including division director and vice president-level positions).

(111) “Knowledge” means (a) when referring to the Company’s Knowledge, the actual knowledge of the Manager, or the knowledge that any of such persons should have had by virtue of its functions or after having made the enquiries that can reasonably be expected from them in the context of the preparation of this Agreement and (b) when referring to the Purchaser’s Knowledge, the actual knowledge of the Purchaser’s CEO, or the knowledge that any of such persons should have had by virtue of its functions or after having made the enquiries that can reasonably be expected from them in the context of the preparation of this Agreement.

(112) “Law” means any treaty, international convention, directive, ordinance, law, legislation, statute, decree, regulation, order, ordinance, instrument, code, decisions having the force of law, rule or decree of any Governmental Authority (including any judicial or administrative interpretation thereof), in force as of the relevant date;

(113) “Lead Indication” means [***].

(114) “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(115) “Liabilities” means, with respect to any Person, any liability, debt, or obligation of such Person of any kind, character, description, or nature, whether known or unknown, direct or indirect, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, asserted or unasserted, ascertained or ascertainable, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, vested or unvested, executory, determined, determinable or indeterminable in contract, tort, strict liability, or otherwise, or otherwise due or to become due and whether or not the same is required to be reflected on the financial statements of such Person, including all costs and expenses relating thereto and any liability for Taxes.

(116) “Manager” means Philippe Bencteux in his capacity as President (Président) of Company.

(117) “Material Adverse Effect” means, with respect to any Party, any change, effect, event, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of such Party, taken as a whole, or (ii) the right or ability of such Party to consummate the Transactions; excluding, however, any effect attributable to (w) a change in applicable Legal Requirement or accounting standards or interpretations thereof applicable to such Party, (x) changes generally applicable to financial, economic, political or similar conditions, including changes in interest rates, exchange rates, credit markets or capital markets conditions, the imposition or modification of sanctions, embargos or trade restrictions by any Governmental Entity, (including acts of war, armed hostilities, terrorism, military action, sabotage or cyberattacks), (y) changes generally applicable to the industries in which the Party operates, meaning the medical device industry, (z) any epidemic, pandemic, or public health emergency, natural disaster, act of God, or similar force majeure event, (aa) the announcement or pendency of the Transaction, including any impact on relationships with customers or suppliers; provided, in the case of clauses (w), (x), (y), and (z), that such conditions or changes do not have a materially disproportionate impact on the Party relative to other participants in such industries.

(118) “Material Contract” means each Contract of the Company in effect as of the date of this Agreement or entered into between the date of this Agreement and the Closing Date to which it is a party or by which it, or its business or its assets is bound, including without limitation: (i) which has a value higher than EUR 100,000 per year, or (ii) entered into with the Company’s top 5 suppliers in the fiscal year 2025 or (iii) entered into with the Company’s top 5 customers in the fiscal year 2025.

(119) “Monthly Budget” has the meaning set forth in Section 6.13.

(120) “Monthly Cap” has the meaning set forth in Section 6.13.

(121) “Non-Compete Period” means the period commencing on the Closing Date and ending on the 2nd anniversary of the Closing Date.

(122) “Notice Period” has the meaning set forth in Section 8.7(b)(ii).

(123) “Objection Notice” has the meaning set forth in Section 1.4.

(124) “ODI Registrations” means all the certificates and filings or their amendments needed to be obtained or filed by any applicable Seller for purpose of receipt of Purchaser Common Stock and completion of the Transactions, including (i) notification of project filing issued by the National Development and Reform Committee of the People’s Republic of China or its competent local counterparts (“NDRC”) by electronic, hardcopy certificate or other means confirming the completion of the outbound investment filing process with NDRC(ii)the Overseas Investment Certificates(“OIC”) issued by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”); (iii) certificates evidencing the completion of the overseas investment foreign exchange registration and foreign exchange conversion and remittance issued by a qualified bank approved by the State Administration of Foreign Exchange of the People’s Republic of China (“SAFE”)or its competent local counterparts by electronic, hardcopy certificate or other means confirming the completion of the SAFE proceedings necessary for outbound investment.

(125) “ODI Shareholders” means [***] and [***].

(126) “Organizational Documents” means the certificate of incorporation and articles of association, or equivalent governing documents, including all amendments thereto, of the applicable Person.

(127) “OTC Software” has the meaning set forth in Section 3.7(b).

(128) “Party” or “Parties” has the meaning set forth in the Preamble;

(129) “PCBs” has the meaning set forth in Section 3.21.

(130) “Permanent Disability” means a disability declared further to a medical examination provided for in article L.4624-4 of the French Labour Code or pursuant to any similar provision applicable to a foreign Affiliated Company and, for a U.S. Beneficiary, shall mean the inability of such U.S. Beneficiary to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code.

(131) “Permitted Encumbrances” means (a) statutory liens of landlords, liens of carriers, warehousepersons, mechanics and material persons incurred in the ordinary course of business for sums not yet due and payable or for amounts not exceeding $50,000 in the aggregate and not otherwise in default, (b) liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other similar types of social security programs, (c) easements, rights-of-way, restrictions and other similar charges or encumbrances, in each case, which do not interfere with the ordinary conduct of the Company’s business and do not materially detract from the value of the property upon which such encumbrance exists, (d) liens for Taxes not yet due and payable or which are being contested in good faith and for which adequate reserves have been established and (e) encumbrances and liens that arise in the ordinary course of business, do not exceed $10,000 individually or $50,000 in the aggregate, and do not materially impair the ownership or use of the applicable property or assets.

(132) “Person” means a natural person, partnership (general or limited), corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

(133) “Personal Data” means any data relating to an identified or identifiable natural person who can be identified, directly or indirectly, in particular by reference to and identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person;

(134) “Pivotal Clinical Study” means clinical study or studies specifically required to achieve Regulatory Authorizations.

(135) “Pre-Closing Transfer Notice” has the meaning set forth in Section 10.3(c).

(136) “Pre-Closing Transfer” has the meaning set forth in Section 10.3(c).

(137) “Pre-Closing Statement” has the meaning set forth in Section 1.3.

(138) “Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

(139) “Purchaser” has the meaning set forth in the Preamble.

(140) “Purchaser Break-Up Fee” has the meaning set forth in Section 9.2(b).

(141) “Purchaser Common Stock” means the common stock of Purchaser, $0.001 per share.

(142) “Purchaser Form 8-K/A” has the meaning set forth in Section 6.15(a).

(143) “Purchaser Financial Statements” has the meaning set forth in Section 5.6.

(144) “Purchaser Indemnified Parties” means Purchaser and any of its Affiliates.

(145) “Purchase Price” has the meaning set forth in Section 1.2.

(146) “Purchaser Representative” means, with respect to any Seller, a person who satisfies the requirements of Rule 501(h) of Regulation D promulgated under the Securities Act, including that (i) such person is not an affiliate, director, officer, or other employee of Purchaser or a beneficial owner of ten percent (10%) or more of any class of Purchaser’s equity securities, except where the prospective purchaser is a relative or a trust or estate of, or a company controlled by, such person; (ii) such person has such knowledge and experience in financial and business matters that he or she is capable of evaluating, alone or together with other purchaser representatives of the purchaser, or together with the purchaser, the merits and risks of the prospective investment; and (iii) such person has been acknowledged in writing by the relevant Seller, during the course of the transaction, as such Seller’s purchaser representative in connection with evaluating the merits and risks of the prospective investment in Purchaser Common Stock and/or Purchaser Warrants.

(147) “Purchaser Warrants” has the meaning set forth in Section 1.2.

(148) “Purchaser Warrants Agreement” has the meaning set forth in Section 2.2(a)(iii).

(149) “Remedies Exception” means, with respect to enforceability of a Contract against a Person, such Contract is enforceable against such Person in accordance with such Contract’s terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

(150) “R-One Product” means [***].

(151) “R-Two C” means [***].

(152) “R-Two N” means [***].

(153) “R-Two Products” means [***].

(154) “R&D Tax Credit Risk” has the meaning set forth in the definition of Specific Risks.

(155) “Registered Intellectual Property” means all Intellectual Property Rights that are the subject of a pending application or an issued patent, trademark, copyright, domain name or other similar registration formalizing exclusive rights and that are owned by, or registered or currently applied for under the name of, Company or Purchaser (as applicable).

(156) “Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, exemptions, certifications and licenses granted by any Governmental Entity which administers Health Care Laws, including the FDA and other equivalent agencies.

(157) “Regulatory Earnout Notice Date” has the meaning set forth in Section 1.5.

(158) “Regulatory Earnout Payment Date” has the meaning set forth in Section 1.5.

(159) “Regulatory Milestone” means the obtention of FDA Regulatory Approval as defined in this Agreement. A Regulatory Milestone can only occur at most once.

(160) “Regulatory Milestone Consideration” means $ 10,000,000 (Ten Million United States Dollars).

(161) “Regulatory Milestone Period” means the period commencing as of the Closing Date of this Agreement and ending on December 31, 2033.

(162) “Registrable Securities” has the meaning set forth in Section 6.10(a).

(163) “Registration Statement” has the meaning set forth in Section 6.10(a).

(164) “Regulation S Seller” has the meaning set forth in Section 4.5(h).

(165) “Regulation D Seller” has the meaning set forth in Section 4.6(c).

(166) “Regulation S-X” has the meaning set forth in Section 6.15(a).

(167) “Related Agreements” means all the ancillary agreements required by this Agreement to be executed and delivered in connection with the Transactions, including, without limitation, the Resale Organisation Agreement, the Conciliation Protocol and the Purchaser Warrants Agreement.

(168) “Related Claim” has the meaning set forth in Section 8.3(a).

(169) “Related Party” means (a) each of the shareholders of Company; (b) each individual who is an officer or director of Company; (c) each member of the immediate family of each of the individuals referred to in clause (a) and (b) above; and (d) any trust or other Person (other than Company) in which any one of the Persons referred to in clauses (a), (b) or (c) above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.

(170) “Representative Losses” has the meaning set forth in Section 8.9(c).

(171) “Representatives” means, with respect to any Party, such Party’s Affiliates and stockholders and any officers, directors, employees, consultants, advisors, trustees, accountants, agents, representatives and attorneys, or any representative thereof, including without limitation, any broker disclosed in Article II or Article IV hereof.

(172) “Requisite Sellers” has the meaning set forth in Section 8.9(c).

(173) “Resale Organisation Agreement” has the meaning set forth in Section 2.2(a)(v).

(174) “Review Period” has the meaning set forth in Section 1.4.

(175) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(176) “SEC Reports” has the meaning set forth in Section 5.4.

(177) “Sellers Representatives” has the meaning set forth in Section 8.9.

(178) “Sellers Bank Account” means the CARPA (Caisse des Règlements Pécuniaires des Avocats) account designated in writing by the Sellers Representatives to Purchaser no later than five (5) Business Days prior to the Closing Date, the details of which shall be set forth in the Consideration Allocation Spreadsheet, it being provided that any payment made in accordance with this Agreement to the Sellers Bank Account shall properly discharge the Purchaser from the relevant payment obligation, the Sellers being responsible for the distribution and allocation of the relevant proceeds to the relevant Sellers from the Sellers Bank Account.

(179) “Sellers” has the meaning set forth in the Preamble.

(180) “Sellers Bring Down Certificate” shall mean the executed bring down certificate in the form attached as Exhibit 2.2(b)(ix).

(181) “Sellers Transaction Expenses” means any and all Transaction Expenses incurred by the Company, related to the Transactions.

(182) “Share Cap” means 19.9% of the total number of shares of Purchaser Common Stock issued and outstanding immediately prior to the Closing.

(183) “Shares” has the meaning set forth in the Recitals.

(184) “Sold Securities” has the meaning set forth in the Recitals.

(185) “Share Issuance Ledger” has the meaning set forth in Section 1.2(b).

(186) “Specific Risks” means (i) a Tax reassessment of the Company with respect to the R&D tax credit (credit impot recherche) for the years 2021 to 2025 (the “R&D Tax Credit Risk”) and/or (ii) Mr. [***] claim against the Company disclosed in Disclosure Schedule 3.6 (the “Employee Risk”) ;

(187) “Specific Risk Deduction” means, with respect to each Specific Risk, the associated amount deducted from the Upfront Consideration, ie €[***] for the R&D Tax Credit Risk and €[***] for the Employee Risk.

(188) “Specific Risk Damages” has the meaning set forth in Section 8.6(d).

(189) “Subsidiary” of a Person means any other Person more than 50% of the voting stock (or of any other form of other voting or controlling equity interest in the case of a Person that is not a corporation) of which is beneficially owned by the Person directly or indirectly through one or more other Persons.

(190) “Supplemental Required Information” has the meaning set forth in Section 6.10(a).

(191) “Successor Product” means any medical device system or product (including any improved, enhanced, modified, next-generation or redesigned version thereof), allowing for navigation of interventional devices, developed, manufactured or commercialized by the Company, Purchaser or any of their respective Affiliates, substantially based upon material part of (i) [***] of the R-Two Product existing on the Closing Date, or (ii) any patent or filed for patent Intellectual Property Right existing on the Closing Date that are embodied in, or were developed in connection with the R-Two Product or (iii) any material technology, know-how or trade secrets derived from or constituting an evolution of the technology underlying the R-Two Product and existing on the Closing Date, regardless of (A) [***], (B) the brand name or trade name under which such product is marketed, or (C) whether such product has been modified, upgraded or otherwise altered as compared to the R-Two Product and/or incorporates additional features, functionalities or components not present in the R-Two Product.

(192) “Target Working Capital” means €0 with Working Capital calculated as defined in Appendix A.

(193) “Tax” or “Taxes” means (i) any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value—added tax, registration tax, surtax, excise tax, escheat, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, windfall profits tax, environmental tax (including taxes under section 59A of the Code), withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty, interest or addition to Tax), imposed, assessed or collected by or under the authority of any Governmental Entity, whether disputed or not (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (including any arrangement for group or consortium relief or similar arrangement) for any taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person, as a result of any express or implied obligation to assume such taxes or to indemnify any other Person, or by Contract, including any liability for taxes of a predecessor or transferor or otherwise by operation of applicable Legal Requirements.

(194) “Tax Claim” has the meaning set forth in Section 6.5(c).

(195) “Tax Return” means any report, return, statement, claim for refund, election, declaration or other information with respect to any Tax required to be filed or actually filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof, and where relevant, any statement required by a Governmental Entity be provided to a third party with respect to Taxes.

(196) “Tax Warranties” means the representations and warranties set forth in Section 3.16;

(197) “Taxing Authority” means any Governmental Entity responsible for the assessment, collection or administration of any Tax.

(198) “Third Party Action” has the meaning set forth in Section 8.7(b)(iii).

(199) “Transactions” means the transactions provided for or contemplated by this Agreement and the Related Agreements, including the Equity Pre-Closing Transactions.

(200) “Transferred Securities” has the meaning set forth in Section 10.3(c).

(201) “Transaction Documents” means this Agreement and the Related Agreements, together with such other agreements, certificates, and documents, and any exhibits, annexes, schedules, or other attachments thereto, delivered or caused to be delivered incident to or in connection with the Transactions.

(202) “Transaction Expenses” means, with respect to Purchaser or Company, as applicable, all fees, costs, commissions and expenses incurred by, paid or payable by such Person in connection with the Transactions, whether incurred in connection with this Agreement or otherwise, including, without limitation, financial advisory fees, legal fees and expenses, broker and finder fees, fees and expenses of accountants, and bank fees.

(203) “Upfront Stock Consideration” has the meaning set forth in Section 1.3.

(204) “Updated Company Disclosure Letter” has the meaning set forth in Section 2.2(b)(viii).

(205) “VAT” means (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112), and any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to under (a) above, or imposed elsewhere.

(206) “W&I Insurer” shall mean Liberty Mutual Insurance Europe SE and Antares Managing Agency Limited, represented by DUAL Corporate Risks Limited.

(207) “W&I Policy” shall mean the warranty and indemnity liability insurance policy subscribed by the Purchaser for its own account.

“Working Capital” means with respect to the Company, at the time of determination, the amount equal to its Current Assets minus its Current Liabilities, both as defined below and calculated in accordance with GAAP applied on a basis consistent with the preparation of the Company’s historical financial statements and without duplication. For the avoidance of doubt, Working Capital shall not include any item of Indebtedness or any Transaction Expenses, and no item shall be counted more than once in the calculation of Working Capital. Working Capital shall be calculated as follows:

(a) Current Assets equal the sum of:

(i) Cash in the Company’s bank and investment accounts increased by any interest accrued on such amount and reduced by any bank fees accrued but not yet charged, and the cash equivalents of short-term, liquid marketable securities or investments, that are readily available (i.e. within 90 days from Closing); plus

(ii) Accounts Receivable representing trade receivables from ordinary course of business excluding amounts greater than 90 days past due date or 180 days past invoice date, and including the crédit d’impôt recherche (CIR) for the fiscal year 2025 to the extent accrued or receivable as of the Closing Date providing if such receivable is impaired or subsequently required to be repaid, then amount of the impairment or repayment would offset future earnout payments; plus

(iii) Inventory including raw materials, components, sub-assemblies and finished products used in the current production of R1 valued at the lower of original material cost or replacement value and excluding the value of any obsolete or excess material, by which excess is defined as any R1 inventory that cannot be sold within a 24 month period following the Closing Date; plus

(iv) Prepaid expenses and other current assets incurred in the ordinary course of business, , in each case to the extent recoverable or usable within twelve (12) months following the Closing Date and in accordance with GAAP;

(b) Current Liabilities equal the sum of the following liabilities of the Company as of the Closing Date, in each case to the extent incurred in the ordinary course of business and in accordance with GAAP, and excluding, for the avoidance of doubt, (x) any Indebtedness (which shall be taken into account solely in the calculation of Closing Date Indebtedness), and (y) any Transaction Expenses:

-	Trade payables incurred in the ordinary course of business; plus

-	Deferred revenue or prepaid revenue arising in the ordinary course of business for which the services or products will be delivered within twenty-four months following Closing; plus

-	Employment-related liabilities, including accrued salaries, accrued payroll taxes and accrued paid time off (congés payés), in each case accrued in the ordinary course of business, that will be paid in cash within twelve months following the Closing; plus

-	Other accrued liabilities (including Tax liabilities) incurred in the ordinary course of business which will be paid in cash within twelve months following Closing.

An illustrative example of the calculation of Working Capital as of the date hereof is set forth in Appendix C, which is provided for reference purposes only (it being noted that any figures appearing therein are not binding upon the Parties).